Exhibit 2.1

EXECUTION VERSION

DATED 8 APRIL 2021

(1) CROWN HOLDINGS, INC.

(2) CROWN CORK & SEAL DEUTSCHLAND HOLDINGS GMBH

(3) BLITZ F21-387 GMBH

(4) KOUTI B.V.

(5) MACSCO 20.10 LIMITED

SHARE AND ASSET PURCHASE AGREEMENT

160 Queen Victoria Street

London EC4V 4QQ, UK

Tel: +44 (0) 20 7184 7000

Fax: +44 (0) 20 7184 7001

i

THIS AGREEMENT is made on 8 April 2021

BETWEEN:

(1)	Crown Holdings, Inc., a Pennsylvania Corporation (the “Seller”);

(2)	Crown Cork & Seal Deutschland Holdings GmbH (the “German Seller”);

(3)

Kouti B.V., a private company with limited liability incorporated under the laws of The Netherlands, registered in the Dutch Trade register under number 82029393, whose registered office is at Keizersgracht 555, 1017 DR Amsterdam, The Netherlands (the “Purchaser”);

(4)

Blitz F21-387 GmbH (in future: Titan NewCo Germany GmbH), a private company with limited liability incorporated under the laws of Germany, registered in the German commercial register of the local court of Frankfurt am Main under number HRB 122427, whose registered office is at c/o Blitzstart Holding AG, Theresienhöhe 30, 80339 Munich, Germany (in future: Barckhausstraße 1, c/o KPS Capital Germany GmbH, 60325 Frankfurt am Main, Germany) (the “German Purchaser”); and

(5)

Macsco 20.10 Limited, a private company limited by shares incorporated in England and Wales under registered number 12774670, whose registered office is at 10 Norwich Street, London, United Kingdom, EC4A 1BD (the “E&W Purchaser”).

WHEREAS:

(A)	The Transferred Entities and the Asset Selling Affiliates (each as defined below) currently conduct the Business.

(B)

The Seller wishes to sell (or to procure to be sold), and the Purchaser wishes to purchase (or procure certain of its Affiliates to purchase), certain assets and shares related to the Business, and the Purchaser is willing to assume (or procure certain of its Affiliates to assume) certain liabilities related to the Business, in each case upon the terms and subject to the conditions set out herein.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	The following terms used in this Agreement shall have the respective meanings assigned to them below:

Accountant	means Alvarez & Marsal, or if Alvarez & Marsal is unavailable, FTI Consulting and if both of them are unwilling or unable to act, an independent firm of accountants of internationally recognised standing that is reasonably satisfactory to the Purchaser and the Seller and that has no material relationship with the Purchaser or the Seller.

Accounting Principles	means the accounting principles, practices, assumptions, conventions and policies set out in Appendix 1.

Affiliate	means with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise, provided that any current or future portfolio companies (as such term is customarily understood in the private equity investing context) of any investment fund and/or managed account that are managed, owned and/or advised, directly or indirectly, by subsidiaries of KPS Capital Partners, L.P. shall in no event be deemed to be the Affiliates of the Purchaser for the purposes of this Agreement.

Allocation	has the meaning given to it in clause 5.2.

Allocation Schedule	has the meaning given to it in clause 5.1.

Ancillary Agreements	means, other than this Agreement, the agreements and instruments, including, to the extent required by applicable Law, any Local Transfer Agreements and any related instruments of transfer, and including the LRCM Stock Transfer Form, the LRD Stock Transfer Form, the Transitional Services Agreement, the Braunstone APA, the Post-Completion Braunstone Agreement, the Post-Completion Goleniow Agreement, the Post-Completion Saint-Ouen Agreement, the Post-Completion Supply Agreement, the Post-Completion Wantage Agreement, the Post-Completion Zug Agreement, the IP Assignment Agreement, the Patent Assignment Agreement, the Trademark Assignment Agreement, the Assumption Agreement, the IP Licence Agreement, the Grantback Licence Agreement, the Engineering and Test Services Agreement, the Belcamp/Mansfield Transfer and Services Agreement, the U.S. Aerosol Supply Agreement, the Jamaica Supply Agreement, the Mexico Supply Agreement, executed and delivered in connection with the Transactions.

Antitrust Approvals	means all required authorisations, orders, grants, consents, clearances, permissions and approvals and all expirations, lapses and terminations of any required waiting periods (including extensions thereof), in each case under any antitrust, merger control, competition or similar Law required in order to complete the Transactions (as listed in clauses 6.1.1 – 6.1.3).

Antitrust Filings	means all required notifications to or filings with an antitrust, merger control, competition or other similar authority in the European Union (or any member state thereof) or any other jurisdiction in order to obtain the Antitrust Approvals as listed in clauses 6.1.1 – 6.1.3.

Anti-Corruption Laws	means (i) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), (ii) the United Kingdom Bribery Act, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) any other anti-bribery and anti-corruption laws, and similar regulations or ordinances, applicable to the Seller, the Selling Entities or the Business, in each case as applicable, and their respective operations from time to time.

Anti-Money Laundering Laws	means anti-money laundering-related laws, regulations, and codes of practice applicable to the Seller, the Selling Entities or the Business, in each case as applicable, and their respective operations from time to time, including without limitation (i) the UK Proceeds of Crime Act, (ii) the EU Anti-Money Laundering Directives and any laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same, and (iii) the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended.

ARD	means the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated 12 March 2001, and domestic legislation implementing such directive into the national Law of any country in the European Union or any similar legislation in any country outside the European Union.

ARD Business Employee	means a Business Employee who, as of immediately prior to the Completion Date, is employed in a jurisdiction in which the ARD is applicable.

Asset Selling Affiliates	means Crown Commercial Belgium BVBA, CROWN Packaging Technology, Inc., Crown Hellas Can Packaging SA, Crown Packaging European Division Services SAS, Société de Participations CarnaudMetalbox, Crown Commercial France SAS, Crown Cork & Seal Deutschland Holdings GmbH, Crown Holdings Italia Srl and Crown Bevcan España SL and any other Affiliates of the Seller which own Transferred Assets as at the relevant Completion Date, but excluding the Share Selling Affiliates with respect to the sale of the Transferred Shares.

Assigned Patents	has the meaning given to it in Schedule 2.

Assumed Liabilities	means the obligations and liabilities set out or described in Schedule 4.

Assumption Agreement	means the assumption agreement in a mutually agreed form pursuant to which the Purchaser shall agree to assume and undertake to pay, perform and discharge as and when due, the Assumed Liabilities, to be entered into between the Purchaser and the Seller at Completion.

Balance Sheet Date	means 31 December 2020.

Belcamp/Mansfield Transfer and Services Agreement	means the Belcamp/Mansfield Transfer and Services Agreement in a form mutually agreed upon by the Parties based on the key terms set out in Appendix 23 to be entered into between the Purchaser (or an Affiliate thereof) and an affiliate of the Seller at Completion.

Benefit Plan	means each retirement, pension, severance, bonus, commission, incentive, equity or equity-based, group health, welfare, life insurance, disability, change in control, transaction bonus or retention plan, scheme, agreement or arrangement, in each case, excluding any plan, scheme, agreement or arrangement required by applicable Law or regulation.

Brand	means all rights of Seller and its Subsidiaries (other than the Transferred Entities) worldwide in any trademark (including any service mark, company name, domain name, word mark, stylized mark or logo) containing the words “Crown” or “Crown Cork and Seal,” the legend “Brand-Building Packaging” and/or the graphic “Crown” design depicted in Schedule 15 of the Disclosure Letter.

Braunstone Assets	has the meaning given to the defined term “Assets” in the Braunstone APA.

Braunstone Assumed Liabilities	has the meaning given to the defined term “Assumed Liabilities” in the Braunstone APA.

Braunstone APA	means the asset purchase agreement set out in Appendix 9 relating to the transfer of the Braunstone Business by Crown Manufacturing UK Limited, to be entered into on the date of this agreement.

Braunstone Business	has the meaning given to the defined term “Business” in the Braunstone APA.

Braunstone Contract	has the meaning given to the defined term “Contract” in the Braunstone APA.

Braunstone Employees	has the meaning given to the defined term “Transferring Employees” in the Braunstone APA.

Braunstone Excluded Assets	has the meaning given to the defined term “Excluded Business Assets” in the Braunstone APA.

Braunstone Excluded Liabilities	has the meaning given to the defined term “Retained Liabilities” in the Braunstone APA.

Business	means the tinplate steel packaging business, as conducted by the Asset Selling Affiliates, the Transferred Entities or any Affiliate of any of the foregoing, consisting of the manufacture, sale and marketing of: (i) metal and composite closures for food and beverage applications; (ii) tinplate steel and aluminum food cans and food can ends, (iii) tinplate steel aerosol cans and aerosol ends and (iv) metal promotional tins at the plants set out in Schedule 3 of the Disclosure Letter, in each case in EMEA as of the date hereof, and including all imports and/or exports of the products set out in (i) through

(iv) to all countries such products are imported and/or exported to as of the date of this Agreement, and including, for the avoidance of doubt, the Braunstone Business. For the avoidance of doubt, the “Business” does not include any manufacture, sale or marketing of tinplate steel or aluminum beverage cans, beverage ends or beverage crowns.

Business Day	means any day, other than a Saturday or a Sunday, on which banks are open for general business in New York City, New York, Amsterdam, the Netherlands or Zug, Switzerland.

Business Employee	means each employee of the Selling Entities or the Transferred Entities (i) who, as at the Completion Date, is predominantly engaged in the Business, (ii) whose employment will transfer to the Purchaser or one of its Affiliates on the Completion Date alongside the Transferred Entities or by operation of applicable Law or (iii) who is employed by the Seller or one of its Affiliates immediately prior to Completion and is set out in Schedule 4 of the Disclosure Letter, including in all cases of (i), (ii) and (iii), each such employee who as at the Completion Date is on leave of absence (including medical leave, military leave and short-term or long-term disability) or holiday; provided that any individual set out in Schedule 5 of the Disclosure Letter (being an employee of a Selling Entity whose employment will not be transferred to the Purchaser or one of its Affiliates on the Completion Date) shall not be a “Business Employee.”

Business Transaction Expenses	means, without duplication, all of the fees, expenses and costs that are incurred by or on behalf of the Transferred Entities or for which the Business is otherwise liable in connection with the transactions contemplated by this Agreement to the extent not paid prior to Completion, including the fees and expenses of respective bankers, counsel, accountants, advisors, agents and other representatives. For the avoidance of doubt, “Business Transaction Expenses” shall not include separation costs or costs to operate the Business from and after Completion, which costs are addressed to the extent appropriate by the Transitional Services Agreement and other Ancillary Agreements.

Claim	means any claim made by a party to this Agreement arising out of, or in connection with, any breach of this Agreement; provided, for the avoidance of doubt, that a claim for indemnity made pursuant to clause 12.7.8 shall be treated as a “Claim” for purposes of this Agreement.

Collective Bargaining Agreement	means each collective bargaining, recognition, works council or other material labour union Contract to which any Selling Entity or any Transferred Entity is a party or its subject to with respect to the employment of any Business Employee, but excluding any national, industry or similar generally applicable Contract or arrangement.

Commitment Letters	has the meaning given to it in clause 9.8.1.

Completion	means, as the case may be, the Main Completion, the French Completion or the Dutch Completion.

Completion Adjustment Statement	has the meaning given to it in clause 4.1.

Completion Adjustment Statement Deadline	has the meaning given to it in clause 4.1.

Completion Cash	means all cash and cash equivalents of the Transferred Entities (including marketable securities and other investment assets held by such Transferred Entities), provided that such amount of Completion Cash shall not be higher than EUR 30,000,000 and, provided further, that any cash and cash equivalents held by Crown Packaging Maroc shall be reduced by 21.36% to account for the minority interest in Crown Packaging Maroc owned by an unaffiliated third party.

Completion Date	means, as the case may be, the Main Completion Date, the date on which the French Completion occurs or the date on which the Dutch Completion occurs.

Completion Cash Purchase Price	means the Completion Purchase Price minus the Rollover Loan Note Amount.

Completion Net Cash	means (i) Completion Cash less (ii) any Indebtedness outstanding as of the Measurement Time less (iii) Restricted Cash, in each case determined as at the Measurement Time.

Completion Purchase Price	means an amount equal to the Purchase Price plus the Estimated Adjustment Amount (which amount may be positive or negative).

Completion Working Capital	means (i) Current Assets minus (ii) Current Liabilities, in each case, determined as at the Measurement Time.

Conditions	has the meaning given to it in clause 6.1.

Confidentiality Agreement	means the Confidentiality Agreement dated November 23, 2020, between the Purchaser and the Seller (or their respective Affiliates).

Contracts	means all written contracts, agreements, options, leases, licences, sales and accepted purchase orders, consensual obligations, promises, undertakings, commitments and other contracts of any kind.

Country Unit	means the Transferred Entities, Transferred Assets and Assumed Liabilities, in each case, relating to a part of the Business conducted in a particular country by the Seller or a particular Asset Selling Affiliate.

COVID-19	means the COVID-19 disease caused by the SARS-CoV-2 virus (including any continuation, worsening, evolution, mutation or variation thereof).

COVID-19 Pandemic	means the outbreak of COVID-19 and any related or associated disease outbreaks, epidemics or pandemics.

Current Assets	means, at any time, the combined current assets of the Transferred Entities that are Transferred Assets and relating to the categories of current assets listed in the sample calculation set out in Appendix 1, in each case as at such time and excluding all income Tax and deferred Tax assets, calculated in accordance with the Accounting Principles.

Current Liabilities	means, as at any time, the combined current liabilities of the Transferred Entities that are Assumed Liabilities and relating to the categories of current liabilities listed in the sample calculation set out in Exhibit A, in each case as of such time and excluding all income Tax and deferred Tax liabilities, calculated in accordance with the Accounting Principles.

Data Room

means the electronic data room containing documents and materials relating to the Business on the website located at the address set forth below and maintained by Intralinks Inc. as at the date of this Agreement:

https://services.intralinks.com/ web/index.html?#workspace/9739585

Debt Commitment Letters	has the meaning given to it in clause 9.8.1.

Debt Financing	has the meaning given to it in clause 9.8.1.

Disclosed	means fairly disclosed to the Purchaser with sufficient detail as would enable a reasonable purchaser to reasonably identify the nature and scope of the matter disclosed.

Disclosure Documents	means the Information Presentation, the documents in the Data Room and all documents appended to the Disclosure Letter.

Disclosure Letter	means the letter dated the same date as this Agreement from the Seller to the Purchaser, relating to the Warranties, which includes the Disclosure Documents, together with (if applicable) the Second Disclosure Letter.

Dutch Completion	has the meaning given to it in clause 7.3.

Dutch Completion Condition	has the meaning given to it in clause 6.1.5.

Dutch Transaction	means the transfer of the shares in CROWN Aerosols & Promotional Packaging Nederland B.V. and the transfer of the shares in CROWN Commercial Netherlands B.V.

Dutch Transferred Entities	means CROWN Aerosols & Promotional Packaging Nederland B.V. and CROWN Commercial Netherlands B.V.

Dutch Works Council	means the works council established at the level of CROWN Aerosols & Promotional Packaging Nederland B.V.

Dutch Works Councils Act	means the Dutch Works Councils Act (Wet op de Ondernemingsraden).

Dutch Works Council Approval	means, if and to the extent the Dutch Works Council has a right of advice pursuant to article 25 of the Dutch Works Councils Act with respect to the Dutch Transaction, the consultation procedure with the Dutch Works Council in accordance with article 25 of the Dutch Works Councils Act having been complied with in accordance with Schedule 15.

EMEA	means (i) the European Union (including all existing and future member countries and territories thereof), Albania, Andorra, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Georgia, Iceland, Kosovo, Liechtenstein, Moldova, Monaco, Montenegro, North Macedonia, Norway, Russia, San Marino, Serbia, Switzerland, Turkey, Ukraine, the United Kingdom (including its crown dependencies and any of its member countries which become independent), and Vatican City, and each of their current and future territories, possession and military posts (collectively, “Europe”), (ii) all existing and future countries located on the African continent, and each of their current and future territories, possession and military posts (collectively, “Africa”) and (iii) Bahrain, Iran, Iraq, Israel, Jordan, Kuwait, Lebanon, Libya, Oman, Palestine, Qatar, Saudi Arabia, Syria, United Arab Emirates, and Yemen (collectively, the “Middle East”).

Emergency Action	means any commercially reasonable action or inaction that the Seller or any of its Affiliates reasonably determine are necessary for the Business to take (or not take) in connection with any emergency condition (or the anticipated effects of such emergency condition), including any pandemic or other public health emergency (including the COVID-19 Pandemic), such as action or inaction (i) to suspend or resume operation of all or a portion of any of the Business’s facilities, (ii) related to any quarantine, “shelter in place,” “stay at home,” curfew, social distancing, shut down, closure, sequester or safety order or other similar Law, (iii) intended to mitigate the adverse effects of such condition on the Business or its customers, personnel or stakeholders, in each case, to the extent such action is, in Seller’s good faith judgment, required to (x) comply with any Law or Governmental Order, (y) comply with any directive, guideline or recommendation issued by any industry group or Governmental Entity (including the World Health Organisation) or (z) be taken in line with the general industry best practices.

Encumbrance	means any claim, mortgage, pledge, lien, charge, security interest, easement, deed of trust, option, right of pre-emption, right of first refusal or similar encumbrance.

Engineering and Test Services Agreement	means the Engineering and Test Services Agreement in a form mutually agreed upon by the Parties based on the 5 April 2021 draft attached as Appendix 6, which remains subject to negotiation and agreement in all respects, with due regard to Scenario D in Part B of Appendix 14, to be entered into between the Seller (or an Affiliate thereof) and the Purchaser (or an Affiliate thereof) at Completion.

Environmental Claim	means any claim, action, cause of action, suit, proceeding or written notice alleging liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (i) the presence, Release or threatened Release of, or exposure to, any Hazardous Materials or (ii) any violation of or liability under any Environmental Law.

Environmental Law	means applicable national, state, provincial, local or foreign Law relating to pollution or protection of the environment or natural resources; provided that in no event shall such Laws or regulations include those applicable to any virus (including COVID-19).

Equity Financing	has the meaning given to it in clause 9.8.1.

Estimated Adjustment Amount	means an amount (which may be positive or negative) equal to (a) (i) Estimated Completion Working Capital, minus (ii) Target Working Capital, plus (b) Estimated Completion Net Cash.

Estimated Completion Net Cash	means the Seller’s good faith estimate of Completion Net Cash.

Estimated Completion Statement	has the meaning given to it in clause 4.2.

Estimated Completion Working Capital	means the Seller’s good faith estimate of Completion Working Capital.

European Matter	means the matter described in item 2 of the disclosures against Warranty 10 of this Agreement in Schedule 1 of the Disclosure Letter.

Event	means any transaction, event, action or omission, including, without limitation, Completion.

Excluded Assets	means the assets and properties of the Seller and its Affiliates set out or described in Schedule 3 which assets and properties are not to be transferred to the Purchaser pursuant to this Agreement.

Excluded Liabilities	means the liabilities and obligations of the Seller and its Affiliates set out or described in Schedule 5, which are not to be assumed by the Purchaser pursuant to this Agreement.

Existing Labelling	has the meaning given to it in clause 12.2.3.

Fee Letter	has the meaning given to it in clause 9.8.1.

Final Adjustment Amount	means an amount (which may be positive or negative) equal to (a) (i) Completion Working Capital minus (ii) Target Working Capital, plus (b) Completion Net Cash.

Final Purchase Price	means (i) the Purchase Price plus (ii) the Final Adjustment Amount (which may be positive or negative).

Final Purchase Price Adjustment	has the meaning given to it in clause 4.7.

Financial Statements	means (i) the unaudited statement of net assets and liabilities of the Business as at the Balance Sheet Date, (ii) the unaudited income statement of the Business for the twelve-month period ended the Balance Sheet Date, (iii) the unaudited statement of net assets and liabilities of the Business as of 31 December 2019, (iv) the unaudited income statement of the Business for the twelve (12) month period ended 31 December 2019 set out in Schedule 6 of the Disclosure Letter, and (v) the audited Special Purpose Carve-Out Financial Statements of Europe Tinplate Business (a Business of Crown Holdings, Inc.), Combined Financial Statements for the years ended December 31, 2020, 2019, 2018 and 2017.

Foreign Currency	means any currency other than Euros.

Forward-Looking Statements	has the meaning given to it in clause 16.3.1.

French Acceptance Notice	has the meaning given to it in Schedule 14.

French Completion	has the meaning given to it in clause 7.2.

French Completion Condition	has the meaning given to it in clause 6.1.4.

French Matter	means the matter described in item 3 of the disclosures against Warranty 9 of this Agreement in Schedule 1 of the Disclosure Letter.

French Offer	has the meaning given to it in Schedule 14.

French Offer Letter	has the meaning given to it in Schedule 14.

French Pre-Completion Reorganisation	means the corporate and labour reorganisation pertaining to the French Transferred Shares and the French Transferred Assets as further described in Schedule 10 of the Disclosure Letter.

French Transferred Assets	means (i) the assets and liabilities primarily pertaining to the 3-piece distribution business and related assets as carried out and owned by Crown Commercial SAS, and (ii) the assets and liabilities primarily pertaining to the activity of Crown Packaging European Division Services SAS of management and other headquarter services rendered to the Business.

French Transferred Entity	means Crown Emballage France SAS, following the French Pre-Completion Reorganisation and as at immediately prior to the French Completion.

French Transferred Shares	means the issued shares of the French Transferred Entity.

Fundamental Warranties	means the Warranties set out in paragraphs 1 (Capacity), 2 (Authority) 3 (Title to Transferred Shares) and subparagraphs (i) and (iv) of paragraph 4.1 (No Conflict) of Schedule 7.

GAAP	means generally accepted accounting principles in the United States as of the date of this Agreement.

German Business Employee	means any Business Employee who is employed with a German Asset Selling Affiliate as at the Completion Date.

German Completion	has the meaning given to it in clause 7.4.

Governmental Entity	means any national, state, provincial, county, local or foreign court, administrative or regulatory agency or other governmental authority (or any department, agency or political subdivision thereof) or any other body or committee exercising regulatory, taxing or other governmental authority, including any arbitral courts, tribunals, the UK Pensions Ombudsman and the UK Pensions Regulator.

Governmental Order	means any order, writ, Judgment, injunction, decree, stipulation, determination, assessment, arbitration, decision or other award entered by or with any Governmental Entity.

Grantback Licence Agreement	means the Intellectual Property license agreement in the form of Appendix 17 to be entered into between the Seller and an entity designated by the Purchaser at Completion.

Hazardous Materials	means all substances, materials or wastes that, in relevant form and concentration, are defined or regulated as hazardous or toxic or pollutants or contaminants or are a source of environmental liability under any Environmental Law.

IBNR Claims	has the meaning given to it in clause 12.4.4.

Indebtedness	means both the long term and short term portion of the principal, as well as accrued interest (valued at nominal/repayment value) recorded in respect of the Business: (i) credit facilities; (ii) mortgage loans; (iii) bank notes or any other notes payable (e.g. bonds); (iv) confirming facilities, and factoring facilities, with recourse; (v) supply chain financing facilities; (vi) overdrafts; (vii) participating loans, shareholders’ loans or related party loans, provided that all the loans between the Transferred Entities are excluded; (viii) any net obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures contract, forward contract, option or other derivative or hedging contracts; (ix) financial guarantees provided to third-parties on behalf of the Business that (a) require Purchaser or its affiliates to post cash collateral, issue letters of credit, bank guarantees or similar instruments or (b) block/reduce availability under the Purchaser’s revolving credit facility, in each case, as set out in item 13 of Schedule 7 of the Disclosure Letter and relating to Morocco, Turkey and Hungary and subject to a maximum aggregate liability attributable to this clause (ix) of €15,000,000; (x) any obligations under any performance or surety bond, banker’s acceptance or letter of credit, but only to the extent drawn or called (and not fully reimbursed); (xi) all capitalized lease obligations as determined by GAAP (without giving effect to Accounting Standards Update 2016 02 issued by the Financial Accounting Standards Board); (xii) any obligations under conditional sale, title retention or similar agreements; (xiii) any obligations with respect to the deferred purchase price of property, securities or other assets (including any “earn-out” payments if such obligation would be a Liability on the balance sheet of such Person in accordance with GAAP); (xiv) any interest, premiums, penalties, “breakage” costs, “make whole amounts” and other obligations relating to any other item of indebtedness described in this definition that would be payable in connection with the repayment of such items; (xv) any Business Transaction Expenses; (xvi) any unfunded pension and other post-retirement obligations (other than the UK DB Plan) of the Transferred Entities or the Transferred Assets on the balance sheet of such Person in accordance with GAAP (projected benefit obligation, net of plan assets), calculated using actuarial assumptions as of the Completion Date; (xvii) any obligation or guarantees of the type referred to in clauses (i) through (xvii) above creating a Lien on the assets or properties of the Business or guaranteed by the Business; (xviii) future cash costs related to historical restructuring activity or severance obligations, to the extent that any such amounts remain unpaid as of Completion; and (xix) an amount equal to

(x) the lesser of (a) one-time cash costs required to separate the Business from the Seller, primarily comprised of costs to assign IT licenses, and (b) €4,000,000, minus (y) an amount equal to the Pre-Completion Separation Costs; provided that the aggregate amount of Indebtedness shall be reduced by $2,250,000 to build out the new RD&E facility at Wantage (pursuant to the mechanism as set out in clause 8.6 of the Engineering and Testing Services Agreement (in draft form as of the date of this Agreement), and only to the extent such costs are actually incurred). For the avoidance of doubt, in no event shall the term “Indebtedness” include any balance sheet lease liability which was treated as an operating lease prior to the adoption of Accounting Standards Update 2016 02. For illustrative purposes only, a sample calculation of Indebtedness as of 31 December 2020 is attached as Appendix 2.

Indemnified Party	has the meaning given to it in clause 12.11.

Indemnifying Party	has the meaning given to it in clause 12.11.

Indirect Capital Gains Taxes	means any indirect capital gains Taxes or surcharges imposed or assessed by any Taxing Authority as a result of the direct or indirect equity transfers resulting from the transactions contemplated by this Agreement, in each case, whether computed on a separate or consolidated, unitary or combined basis or in any other manner; provided that no Transfer Taxes shall be treated as Indirect Capital Gains Taxes.

Information Presentation	means the confidential information presentation provided to the Purchaser in November 2020.

Intellectual Property	means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from: (i) trademarks, including trade names, service marks, certification marks, trade dress and logos; (ii) copyrights; (iii) patents, including any extensions, reexaminations and reissues, divisions, continuations and continuations-in-part; (iv) domain names; and (v) know-how, proprietary information, trade secrets, inventions, discoveries, improvements, ideas, formulas, methodology, models, algorithms, systems, processes and technology including any registrations and applications for registration of, and all renewals or extensions, for any of the foregoing.

Interim Facilities Agreement	has the meaning given to it in clause 9.8.1.

IP Assignment Agreement	means the Intellectual Property assignment agreement in the form of Appendix 7 to be entered into between the Seller and an entity designated by the Purchaser at Completion.

IP Licence Agreement	means the Intellectual Property licence agreement in the form of Appendix 16 to be entered into between Crown Packaging Technology, Inc. and an entity designated by the Purchaser at Completion.

IT Assets	means all hardware, software, websites, applications, databases, systems, networks, servers, and all other information technology related assets and equipment; provided that IT Assets shall not include any Intellectual Property rights embodied in the foregoing.

Jamaica Supply Agreement	means the Jamaica Supply Agreement in a form mutually agreed upon by the Parties based on the key terms set out in Appendix 20 to be entered into between the Purchaser (or an Affiliate thereof) and an Affiliate of the Seller at Completion.

Judgment	means any judgment, award, order, writ, injunction, legally binding agreement with a Governmental Entity, stipulation or decree.

“Law” or “Laws”	means any statute, law, ordinance, treaty, rule, code, regulation, Judgment or other binding directive issued, made or enforced by any Governmental Entity.

Licensed IP	means the items of Seller Intellectual Property that are licensed to the Purchaser under the IP Licence Agreement as specified therein.

Licensed Patents	has the meaning given to it in Schedule 4.

Local Transfer Agreement	has the meaning given in clause 2.1.12.

Longstop Date	means 7 October 2021; provided that, if the Completion Date is delayed to a month end pursuant to clause 7.1, the Longstop Date shall be automatically extended to the Completion Date.

Losses	all direct losses, liabilities, fines, Taxes (including, for the avoidance of doubt, any Taxes on the receipt of an indemnity payment not treated as an adjustment to Purchase Price in accordance with clause 15.3.1), penalties, reasonable costs (including legal costs, experts’ fees and consultants’ fees), charges, damages and Proceedings, excluding (i) damages based on a multiple of earnings, revenue or other metric and (ii) all indirect and consequential losses.

LRCM Stock Transfer Form	a stock transfer form duly executed by CarnaudMetalbox Group UK Ltd transferring the entire issued share capital of LRCM UK Newco to the E&W Purchaser.

LRCM UK Newco	a new company to be incorporated in England and Wales following the date of this agreement but prior to Main Completion as part of the Pre-Completion Reorganisation.

LRD Stock Transfer Form	a stock transfer form duly executed by Crown UK Holdings Limited transferring the entire issued share capital of LRD UK Newco to the E&W Purchaser.

LRD UK Newco	a new company to be incorporated in England and Wales following the date of this agreement but prior to Main Completion as part of the Pre-Completion Reorganisation.

Main Completion	has the meaning given to it in clause 7.1; it being specified that the French Completion and the Dutch Completion shall take place as part of the Main Completion and all references herein to the Main Completion or the Main Completion Date shall be deemed to refer to the French Completion or the date on which the French Completion occurs and the Dutch Completion or the date on which the Dutch Completion occurs, as applicable.

Main Completion Date	has the meaning given to it in clause 7.1.

Mansfield Leases	means:

(a) the lease of Units 1 and 2 (Plot 1), Crown Farm Way, Mansfield, Nottinghamshire, NG19 0FT dated 25 May 2010 and made between (1) Shedmead Limited, (2) Crown Speciality Packaging UK Limited and (3) Crown Packaging UK plc (and all documents supplemental and collateral thereto); and

(b) the lease of Plot 2B (known as Unit 3), Crown Farm Way, Mansfield, Nottinghamshire NG19 0FT dated 25 May 2010 and made between (1) Walker & Son (Hauliers) Limited, (2) Crown Speciality Packaging UK Limited and (3) Crown Packaging UK plc (and all documents supplemental and collateral thereto)

Material Transferred Contracts	has the meaning given to it in paragraph 14 of Schedule 7.

Measurement Time	means, with respect to a Share Selling Affiliate, 12:01 a.m., local time in the applicable jurisdiction of such Affiliate, on the Completion Date.

Member States	means member states of the European Economic Area.

Mexico Supply Agreement	means the Mexico Supply Agreement in a form mutually agreed upon by the Parties based on the key terms set out in Appendix 21 to be entered into between the Purchaser (or an Affiliate thereof) and an Affiliate of the Seller at Completion.

Mivisa Name	means the name “Mivisa” and all associated Intellectual Property rights.

Newcastle Lease	means the lease of Unit 3, New York Way, New York Industrial Park, Shiremoor, North Tyneside dated 27 June 2018 made between (1) Hansteen Property Investments Limited, (2) Crown Promotional Packaging UK Limited and (3) Crown Packaging Manufacturing UK Limited (and all documents supplemental and collateral thereto)

New Matters	any fact, matter or circumstance first occurring after the date of this Agreement which would, but for the disclosure in the Second Disclosure Letter, constitute a breach of the Warranties to be given at Completion.

New Labelling	has the meaning given to it in clause 12.2.3.

Non-ARD Business Employee	means a Business Employee who, as of immediately prior to the Completion Date, is employed in a jurisdiction in which the ARD is not applicable.

Notice of Disagreement	has the meaning given to it in clause 4.2.

Obligor Arrangements	has the meaning given to it in clause 12.9.1.

Ordinary Course of Business	means (i) any action taken in the ordinary course of business consistent with such Person’s past practice, (ii) to the extent the circumstances prevailing at the time of such action have not previously arisen, consistent with the practices of such Person’s industry in light of the circumstances prevailing at the time of such action, or (iii) an Emergency Action.

Parma Real Estate	means the real estate located in Parma, Strada Ugozzolo cc. nn. 100 and 100/A, made by two adjacent buildings and relevant appurtenances, registered with the Cadastral Register of Parma under section 003 sheet 26, mapp. 5, 417, 416, 415 sub. 1 and 2, Land Registry of Parma sheet 26, mapp. 5, 417, 416 and 415.

Patent Assignment Agreement	means the recordable confirmatory patent assignment in the form of Appendix 8 to be entered into between Crown Packaging Technology, Inc. and an entity designated by the Purchaser at Completion.

Permit	means any permit, franchise, authorisation, licence or other approval issued or granted by any Governmental Entity or pursuant to any Law and, for the avoidance of doubt, shall not include commercial data licence granted by a Governmental Entity.

Permitted Encumbrances	means (i) such Encumbrances as are set out in Schedule 7 of the Disclosure Letter, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course of Business, (iii) Encumbrances arising under purchase price conditional sales Contracts or equipment leases with third-parties entered into in the Ordinary Course of Business, (iv) Encumbrances for Taxes or other governmental charges that may thereafter be paid without penalty, or that the taxpayer is contesting in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with

GAAP, (v) terms, conditions and restrictions under leases, subleases, licences or occupancy agreements, or Encumbrances on a landlord’s interest on real property, that constitute Transferred Assets, (vi) easements, covenants, rights-of-way and other similar restrictions, (vii) statutory Encumbrances of landlords with respect to real property, (viii) zoning, building, land use and other similar restrictions, (x) Encumbrances created by or for the benefit of the Purchaser or its Affiliates, and (xi) other imperfections of title or encumbrances, if any, that, individually or in the aggregate, do not impair, and are not likely to materially impair, the continued use and operation of the assets to which they relate in the conduct of the Business as conducted as of the date of this Agreement; provided that, in no case, shall any lien on or any guarantee of the Business granted in connection with credit facilities or indentures of the Seller or any of its Affiliates in effect as of the date of this Agreement constitute a Permitted Encumbrance.

Person	means any individual, partnership, company, body corporate, limited liability company, unincorporated association, joint stock company, trust, joint venture, Governmental Entity or other undertaking.

Post-Completion Braunstone Agreement	means the Contract for the Shared Facility, Asset Transfer and Supply of DWI Food Cans in the form of Appendix 10 to be entered into between the Seller or one of its Affiliates and an entity designated by the Purchaser, along with a lease agreement (a form of which is attached to Post-Completion Braunstone Agreement and will (i) be on a cost basis and its terms will be based on the principles relating to the cooperation of the parties and use and access to the leased space in a shared facility, as set out in the Post-Completion Wantage Agreement and the Engineering and Test Services Agreement and (ii) only come into effect on the occurrence of certain circumstances pursuant to clause 18.4(b) of the Post-Completion Braunstone Agreement), at Completion.

Post-Completion Goleniow Agreement	means the Lease of Manufacturing Facility Space in the form of Appendix 11 to be entered into between CROWN Packaging Polska SP z o.o. and an entity designated by the Purchaser at Completion.

Post-Completion Saint-Ouen Agreement	means the Sublease of Office Space in the form of Appendix 12 to be entered into between Crown Packaging European Division Services SAS and an entity designated by the Purchaser at Completion.

Post-Completion Supply Agreement	means the Food End Supply Agreement in the form of Appendix 13 to be entered into between Crown Cork & Seal USA, Inc. and an entity designated by the Purchaser at Completion.

Post-Completion Tax Period	means any taxable period beginning after the Completion Date and the portion of any Straddle Period beginning after the Completion Date.

Post-Completion Wantage Agreement	means the Lease of RD&E Center Space in the form of Appendix 14 to be entered into between Crown Packaging Manufacturing UK Limited and the Purchaser (or an Affiliate thereof) at Completion.

Post-Completion Wantage Agreement Completion Date	means on or around the Main Completion Date; provided that it is no earlier than the date that is 15 Business Days after the satisfaction of the Post-Completion Wantage Agreement Conditions.

Post-Completion Wantage Agreement Conditions	means together the First Lease Condition, the Second Lease Condition, the Third Lease Condition, the Fourth Lease Condition, the Fifth Lease Condition, the Sixth Lease Condition and the Seventh Lease Condition.

Post-Completion Zug Agreement	means the Sublease of Office Space in the form of Appendix 15 to be entered into between Crown Packaging European Division GmbH and an entity designated by the Purchaser at Completion.

Pre-Completion Reorganisation	has the meaning given to it in clause 11.9 and, for the avoidance of doubt, shall include the French Pre-Completion Reorganization.

Pre-Completion Separation Costs	means any third-party costs to separate the Business from the Seller that are reasonably incurred prior to Completion by the Seller or its Affiliates on behalf of the Purchaser or the Business; provided that the Purchaser shall approve such costs before they are incurred.

Pre-Completion Tax Period	means any taxable period ending on or before the Completion Date and the portion of any Straddle Period ending on or before the Completion Date.

Proceedings	means any judicial, administrative or arbitral proceedings, actions, investigations or audits (public or private) by or before a Governmental Entity (whether civil, criminal, administrative, or otherwise).

Process Agent	means the agent of a party appointed pursuant to clause 16.25.1 or 16.25.2, as applicable, to receive service of legal process on behalf of that party, and service on the appointing party shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the appointing party).

Proposed Allocation	has the meaning given to it in clause 5.2.

Purchase Price	means €2,250,000,000.

Purchaser Benefit Plan	means each Benefit Plan that is sponsored, contributed to or maintained by the Purchaser or any of its Affiliates in which any Transferred Employee is eligible to participate.

Purchaser Party	has the meaning given to it in clause 9.1.

Purchaser Prepared Tax Return	has the meaning given to it in clause 12.7.1.

Release	means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) of Hazardous Materials.

Relevant Benefits	any pension, lump sum, gratuity or other like benefit provided or to be provided in connection with past service, retirement, death, or any change in the nature of the service of any employee or officer.

Representatives	means, with respect to a Person, such Person’s directors, officers, employees, managers, members, accountants, advisors (including legal counsel), agents and other representatives.

Restricted Cash	means any amount of cash or cash equivalents (whether held as security deposits or otherwise) that is not freely usable by the Company because it is subject to restrictions or limitations on use, withdrawal or distribution by Law or Contract and constitutes restricted cash in accordance with GAAP, or that is (X) deposited, credited or otherwise located, for the benefit of the Business, in Morocco and (Y) exceeds €10,000,000 at the Completion Date; provided, however, that only 78.64% of any such cash or cash equivalents held by Crown Packaging Maroc shall only count towards such €10,000,000 threshold.

Restricted Country	means North Korea, Syria, Sudan, Crimea, Cuba, or Iran.

Rollover Loan Notes	means the loan notes to be issued by the Purchaser pursuant to the Rollover Loan Note Instrument substantially in the form included in this Agreement as Schedule 17.

Rollover Loan Note Amount	means the EUR amount notified by the Purchaser to the Seller representing the subscription price of equity in a parent company of the Purchaser equal to 20% of the share capital estimated to amount to EUR 126,000,000.

Sanctioned Person	means a person or entity that is (i) the subject of Sanctions or included on one or more of the Sanctioned Persons Lists or (ii) majority-owned or controlled by any of the foregoing.

Sanctioned Persons Lists	means the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, all administered by the US Department of the Treasury, Office of Foreign Assets Control; the US Denied Persons List, the US Entity List, and the US Unverified List, all administered by the US Department of Commerce; the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy; and similar lists of sanctioned parties maintained by any Governmental Entity administering Sanctions.

Sanctions	means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (i) the United States (including without limitation the Department of Treasury, Office of Foreign Assets Control, the US State Department, the US Department of Commerce), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) the United Kingdom (including, without limitation, Her Majesty’s Treasury and the Office of Financial Sanctions Implementation), or (v) other similar Governmental Entities with regulatory authority over the Seller, the Selling Entities or the Business, in each case as applicable, and their respective operations from time to time.

Second Disclosure Letter	means the letter (if any) from the Seller to the Purchaser containing disclosures against the Warranties in respect of New Matters only.

Seller Backstop	has the meaning given to it in clause 12.4.4.

Seller Benefit Plan	means each material Benefit Plan that is sponsored, contributed to or maintained by the Seller or any of its Affiliates, in any case, in which any Business Employee participates other than the UK DB Plan.

Seller Consolidated Group	means a consolidated, unitary, combined, fiscal unity, organschaft or similar Tax group that includes both (i) the Transferred Entities and (ii) the Seller or any of its Affiliates.

Seller Consolidated Taxes	means Taxes imposed on a Seller Consolidated Group (other than in respect of a Transferred Entity).

Seller Intellectual Property	has the meaning given to it in clause 12.2.1.

Seller Tax Proceeding	has the meaning given to it in clause 12.7.2.

Selling Entities	means, collectively, the Seller, the Asset Selling Affiliates and the Share Selling Affiliates.

Share Selling Affiliates	means Crown European Holdings, Crown Packaging Lux II S.a.r.l., Crown Packaging Lux III S.a.r.l., CROWN UK Holdings Limited, CarnaudMetalbox Group UK Limited, Crown Holdings Spain, S.L., CROWN Verpakking Nederland BV, Crown Holdings Italia Srl, CROWN Bevcan Turkiye Ambalaj Sanayi Ve Ticaret Limited Sirketi, Crown Cork & Seal Deutschland Holdings GmbH, Crown Packaging European Holdings GmbH (CHE-314.877.198) and Société de Participations CarnaudMetalbox.

Shared Contract	means any Contract (including, for the purposes of clause 11.8, any Braunstone Contract) to which the Seller or any of its Subsidiaries (including any Transferred Entity) is a party or by which the Seller or any of its Subsidiaries (including any Transferred Entity) is bound that, in each case, inures to the benefit or burden of both the Business and any other business conducted by the Seller and its Affiliates (excluding, following the Completion, the Transferred Entities). For the avoidance of doubt, “Shared Contracts” (including, for the purposes of clause 11.8, any Braunstone Contract) shall include any Contracts which relate to both the Business and the Seller’s retained business of manufacturing steel and aluminum beverage cans and ends, glass bottles, steel crowns and aluminum caps and any Contracts (including, for the purposes of clause 11.8, any Braunstone Contract) which relate to both the Business and the related retained businesses outside of the geographic scope of the Business’s operations.

Shareholders Agreement	means the shareholders agreement to be negotiated between the Seller and the Purchaser in good faith to reflect the terms set out in the SHA Term Sheet attached in Schedule 16 and to be entered into among the parties thereto on the Main Completion Date.

Software and Databases	means ESM, CPS, QAS, Crown MD and Regulatory information databases, and the Smartline software.

Specified Italian Refunds	means any refund (or credit in lieu of a refund) of Tax arising from or relating to any of the matters set out or described in Schedule 13.

Split Contract	means any Shared Contract other than the Shared Contracts set out in Schedule 8 of the Disclosure Letter.

Straddle Period	means a taxable period that includes but does not end on the Completion Date.

Subsidiary	means, in relation to a Person, a body corporate, partnership, joint venture, association or other undertaking of which such Person (i) owns, directly or indirectly, more than 50% of the issued share capital or other ownership interests or (ii) is a general partner or managing member (and all Subsidiaries of any Subsidiary of such Person).

Surviving Provisions	means clauses 6.9 (Conditions to Completion), 6.10 (Conditions to Completion), 11.4 (Public Announcements), 11.5 (Financing) and 15.3 (Miscellaneous).

Target Working Capital	means €86,300,000.

Tax, Taxes and Taxation	means all (i) taxes, charges, duties, levies, imposts, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), including income, excise, real or personal property, business, goods and services, sales or use, value added, profits, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security (or similar), environmental, occupation, gross receipts, ad valoream, capital stock, unemployment, compensation, utility, severance, production, premium, windfall profits, transfer and gains taxes, and customs duties, and franchise taxes, in each case imposed or collected by any Governmental Entity and in the nature of a tax, and including any interest, penalties and additions attributable thereto, and (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group).

Tax Contest	means any audit, suit, conference, action, assessment, investigation, claim, administrative or judicial proceeding, or other similar interaction with a Taxing Authority with respect to any Tax.

Tax Return	means any return, declaration, report, claim for refund, elections, disclosures, estimates or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Taxing Authority	means any Governmental Entity exercising any authority to impose, regulate or administer the imposition of Taxes.

Trademark Assignment Agreement	means the confirmatory trademark in the form of Appendix 18 to be entered into between Crown Packaging Technology, Inc. and an entity designated by the Purchaser at Completion.

Transactions	means, collectively, the transactions contemplated by this Agreement and the other Transactions Documents, including the purchase, sale and transfer of the Transferred Assets and the Transferred Shares and the assumption of the Assumed Liabilities.

Transactions Documents	means this Agreement and the Ancillary Agreements.

Transfer Taxes	means any national, state, provincial, county, local, foreign and other sales, use, transfer, conveyance, documentary transfer, stamp duty, recording, droits d’enregistrement or other similar Tax, fee or charge imposed in connection with the Transactions or the recording of any sale, transfer, or assignment of property (or any interest therein) effected pursuant to this Agreement, excluding any income taxes, and including any interest, penalties and additions attributable thereto; provided that a Value Added Tax shall not be considered a Transfer Tax.

Transferred Assets	means the assets set out or described in Schedule 2.

Transferred Contracts	has the meaning given to it in Schedule 2.

Transferred Employee	means each Business Employee who, as at the Completion Date (or, if applicable, such later date that such employee commences employment with the Purchaser or one of its Affiliates), becomes an employee of the Purchaser or one of its Affiliates whether as a result of the transfer of the Transferred Entities, by operation of Law or by acceptance of the Purchaser’s or one of its Affiliate’s offers of employment pursuant to clause 13.2.

Transferred Employee Liabilities	has the meaning given to it in Schedule 4.

Transferred Entities	means LRD UK NewCo, LRCM UK NewCo, CROWN Promotional Packaging UK Limited, CROWN Packaging Ireland Ltd, CROWN Aerosols UK Limited, Crown Services Iberia, S.L.U., Crown Food España, S.A.U., Crown Closures Spain, S.L., Crown Packaging Maroc, Crown Cork & Seal de Portugal Embalagens SA, Crown Netherlands Investments BV, CROWN Verpakking België NV, the Dutch Transferred Entities, Crown Imballaggi Italia Srl, Crown Foodcan Turkey Ambalaj Sanayi Ve Ticaret Limited Sirketi, Crown Cork Kuban LLC, CROWN Germany Beteiligungsverwaltungs GmbH, CROWN Commercial Vermögensverwaltung GmbH, CROWN Foodcan Germany GmbH, CROWN Commercial Germany GmbH & Co. KG, CROWN Magyarorszag Csomagoloipari Kft, CROWN Foodcan GmbH, CROWN Packaging Polska SP z o.o., Crown Commercial Polska SP z o.o., Florin GmbH, CROWN Commercial Hungary Kft, the French Transferred Entity, CROWN Société Malgache d’Emballages Métalliques, CROWN SIEM, CROWN Cans Ghana Limited, CROWN Ghana Limited, Crown Netherlands Investment BV, CROWN 3-Piece Business NewCo GmbH and any new Person that is contemplated to be formed in connection with the Pre-Completion Reorganisation and designated as a Transferred Entity in connection therewith.

Transferred Entity Intellectual Property	means all Intellectual Property owned by the Transferred Entities at the time of Completion.

Transferred Intellectual Property	has the meaning given to it in Schedule 2.

Transferred IP Licences	means all written agreements pursuant to which the Seller, any Asset Selling Affiliate or any of their Affiliates: (i) obtained the right to use or practice rights any Intellectual Property owned by a third party which are predominantly related to the Business or (ii) granted to a third party rights to use or practice any Transferred Intellectual Property (but excluding the Trademarks, Patent and Technology License Agreement dated 1 January 2009 between Crown Packaging Technology, Inc, and certain of its Affiliates).

Transferred IT	has the meaning given to it in Schedule 2.

Transferred Personal Property	has the meaning given to it in Schedule 2.

Transferred Property	has the meaning given to it in Schedule 2.

Transferred Records	has the meaning given to it in Schedule 2.

Transferred Shares	means the issued shares of each of the Transferred Entities, other than any such shares which are owned by other Transferred Entities (which shares will, for the avoidance of doubt, be transferred indirectly in connection with the Transactions), in each case as at immediately prior to Completion and following the Pre-Completion Reorganisation.

Transitional Services Agreement	means the transitional services agreement in the form of Appendix 19 to be entered into between the Purchaser and the Seller at Completion.

UK DB Plan	means the Metal Box Pension Scheme constituted by a definitive Trust Deed and Rules annexed to a Deed of Variation dated 22 September 2014 (as subsequently amended by deeds) and in which certain Transferred Entities participate as at the date hereof.

UK Pensions Documents	means the agreements relating to the UK DB Plan as set out in Schedule 10 to be entered into by the parties specified in those agreements and to take effect on or before Completion.

U.S. Aerosol Supply Agreement	means the U.S. Aerosol Supply Agreement in a form mutually agreed upon by the

Parties based on the key terms set out in Appendix 22 to be entered into between the Purchaser (or an Affiliate thereof) and an Affiliate of the Seller at Completion.

U.S. Code	means the U.S. Internal Revenue Code of 1986.

U.S. or United States	means the United States of America.

Value Added Tax	means any value added tax, including that imposed in compliance with the European Council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), any value added tax imposed by the UK Value Added Tax Act 1994 and legislation and regulations supplemental thereto and any similar value added goods and services, consumption, excise, sales or use tax or any other similar, replacement or supplemental tax wherever imposed, together with any interest, penalties and additions imposed with respect thereto.

W&I Policy	means the buy-side warranty and indemnity insurance policy issued by Euclid Transactional Europe GmbH in favour of the Purchaser and dated on or around the date of this Agreement.

Warranties	means the warranties contained in Schedule 7.

Warranty Claim	means any claim, proceeding, suit or action against the Seller in respect of any breach of the Warranties or any of them (other than the Fundamental Warranties).

Wind-Down Periods	has the meaning given to it in clause 12.2.3.

Wisbech	means the land and buildings being Crown Food Uk & Ireland, Weasenham Lane, Wisbech (PE13 2RP) registered at the Land Registry with title number CB419200 and land adjoining Crown Food Uk & Ireland, Weasenham Lane, Wisbech (PE13 2RP) registered at the Land Registry with title number CB427352.

198 Elections	has the meaning given to it in the Braunstone APA.

1.2	In this Agreement, unless the context otherwise requires:

1.2.1

Unless otherwise specified, all monetary values are expressed in euros and all references to “Euros”, “€” or “EUR” will be deemed references to the single currency introduced at the start of the third stage of the European Economic and Monetary Union, pursuant to the Treaty Establishing the European Community, as amended.

1.2.2	Unless otherwise specified, references to the time of day are to the time in London, England.

1.2.3

Each accounting term set out herein and not otherwise defined shall have the meaning accorded it under GAAP as applied by the Seller. For the avoidance of doubt, in the event of any discrepancy between GAAP and the provisions of this Agreement, the provisions of this Agreement shall control.

1.2.4

Whenever conversion of values from any Foreign Currency for a particular date or period shall be required, such conversion shall be made using the closing rate provided by Bloomberg at 10:00 A.M. London time five (5) Business Days prior to the Completion Date.

1.2.5

References to this Agreement shall include the Schedules, and the Schedules shall form part of the operative provisions of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement.

1.2.6

References to clauses, Schedules, Appendices, paragraphs or Parts are (unless otherwise stated) to clauses of and schedules and appendices to this Agreement and to paragraphs and parts of the Schedules and Appendices.

1.2.7

Whenever the words “include,” “includes,” “including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall”. Accordingly, the ejusdem generis principle shall not apply.

1.2.8

The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.

1.2.9	The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

1.2.10	Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders.

1.2.11

A reference to a statute, statutory provision or subordinate legislation (“legislation”) refers to such legislation as amended and in force from time to time and to any legislation that (either with or without modification) re-enacts, consolidates or enacts in rewritten form any such legislation; provided that as between the parties no such amendment, re-enactment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or would otherwise adversely affect the rights of, any party.

1.2.12	References to a Person are also to its permitted successors and assigns.

1.2.13	In the event of any conflict between this Agreement and any Local Transfer Agreement, the terms of this Agreement shall prevail.

1.2.14

Any statement in the Warranties qualified by the expression so far as the Seller is aware or any similar expression shall mean the actual awareness of Didier Sourisseau, John Beardsley, Laurent Watteaux Olivier Aubry, Francois Querrioux and Claudine Schelp.

1.2.15

Any statement in the warranties contained in clause 9 or qualified by the expression so far as the Purchaser is aware or any similar expression shall mean the actual awareness of Michael Psaros and Rahul Sevani.

1.2.16

For purposes of the Warranties, the following defined terms shall be deemed to include all assets of the Transferred Entities (other than Excluded Assets) that would be within the scope of such defined term were they assets of the Seller or any Asset Selling Affiliate: (1) “Transferred Property,” (2) “Transferred Personal Property,” (3) “Transferred Records,” (4) “Transferred Intellectual Property,” (5) “Transferred IP Licences,” (6) “Transferred IT” and (7) “Transferred Contracts.”

1.2.17	Any references to the “Purchaser and its Affiliates” shall, for the avoidance of doubt, include the Transferred Entities and the Business as of the Completion Date.

2.	SALE AND PURCHASE

2.1	Transferred Assets and Transferred Shares

2.1.1

Pursuant to the terms and subject to the conditions set out in this Agreement, at Completion, the Seller will, and will procure the relevant Asset Selling Affiliates to, sell, convey, assign and transfer to the Purchaser, and the Purchaser will purchase, acquire and accept the Transferred Assets, free from all Encumbrances, other than Permitted Encumbrances.

2.1.2	Pursuant to the terms and subject to the conditions set out in this Agreement, at Completion, the Seller will

(a)

procure that the Share Selling Affiliates will, subject to the following sentence, sell to the Purchaser, and the Purchaser will purchase, the Transferred Shares, with full title guarantee and free from all Encumbrances, other than Permitted Encumbrances;

(b)

procure that CarnaudMetalbox Group UK Ltd will sell to the E&W Purchaser, and the E&W Purchaser will purchase, the entire issued share capital of LRCM UK Newco, with full title guarantee and free from all Encumbrances, other than Permitted Encumbrances, and the transfer of such shares will be effected by the execution and delivery of the LRCM Stock Transfer Form by CarnaudMetalbox Group UK Ltd on Main Completion; and

(c)

procure that Crown UK Holdings Limited will sell to the Purchaser, and the E&W Purchaser will purchase, the entire issued share capital of LRD UK Newco, with full title guarantee and free from all Encumbrances, other than Permitted Encumbrances, and the transfer of such shares will be effected by the execution and delivery of the LRD Stock Transfer Form by CarnaudMetalbox Group UK Ltd on Main Completion.

2.1.3

The German Seller hereby sells, and the German Purchaser hereby purchases, the shares in Crown Foodcan Germany GmbH with full title guarantee and free from all Encumbrances, other than Permitted Encumbrances. The transfer of the shares in Crown Foodcan Germany GmbH will be effected upon Completion by a Local Transfer Agreement to be concluded between the German Seller as transferor and the German Purchaser as transferee.

2.1.4

As an exception to clauses 2.1.1, 2.1.2 and 2.1.3 above, and as further detailed in Schedule 14, unless the Seller, (or any relevant Selling Entity), has executed and delivered the French Acceptance Notice, the French Transferred Shares and the French Transferred Assets shall not be deemed to be transferred pursuant to the Agreement or be part of the transactions contemplated hereby and the Seller shall have no other obligation with respect thereto other than as set out in Schedule 14.

2.1.5

The German Seller shall and shall procure that the respective German Transferred Entities and the German Asset Selling Affiliates initiate the relevant works council and economic committee information process within 15 Business Days following the date of the Agreement and shall use its reasonable endeavours in accordance with applicable laws to finalize such information process promptly and diligently.

2.1.6

All risk of loss with respect to the Transferred Assets or Transferred Shares (whether or not covered by insurance) shall remain with the Seller or the applicable Asset Selling Affiliate or Share Selling Affiliate up to Completion, whereupon such risk of loss with respect to the Transferred Assets or Transferred Shares shall pass to the Purchaser.

2.1.7

The Seller will, and will, as applicable, procure the relevant Asset Selling Affiliates and the Share Selling Affiliates to, ensure and provide evidence satisfactory to the Purchaser that the Business (including, without limitation, all Transferred Assets and all Transferred Shares) has, at Completion, been released from any and all liens, encumbrances, guarantees and other security that may have been granted under credit facilities and indentures of the Seller and its Affiliates in effect as of the date of this Agreement.

2.1.8

The Seller shall, and shall procure that any of its Affiliates will, perform any and all transactions, acts, resolutions and make all declarations and take all other measures at their own cost and expense to register prior to Completion Crown Foodcan Germany GmbH as owner of the properties set out in Schedule 9 located in Seesen Germany (“Seesen Property”) in the relevant land register, including, as the case may be, transfer all ownership rights regarding the Seesen Property to Crown Foodcan Germany GmbH and indemnify Purchaser and any of its Affiliates as well as Crown Foodcan Germany GmbH from any Losses in connection therewith (subject, in the case of Taxes, to the rules set forth in clause 12.7 and Schedule 8 (and treating any such claim for indemnification as a “Claim” for such purpose)).

2.1.9

Notwithstanding that the Braunstone Business and the Braunstone Assets are Transferred Assets for the purposes of this agreement, it is acknowledged and agreed that (i) the sale by Crown Packaging Manufacturing UK Limited and purchase by a subsidiary of the E&W Purchaser of the Braunstone Business and Braunstone Assets is made pursuant to the Braunstone APA, (ii) the consideration for the Braunstone Business and the Braunstone Assets is included within the Purchase Price and (iii) the allocation of the Purchase Price to the Braunstone Business and the Braunstone Assets is to be determined in accordance with clause 5 of this Agreement.

2.1.10	Excluded Assets

Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not purchase, and the Seller and the Asset Selling Affiliates shall not transfer, pursuant to this Agreement or any of the Transactions, the Seller’s or any of its Affiliates’ right, title, obligation or interest in any asset that is not a Transferred Asset. Specifically, the Seller’s and any of its Affiliates’ right, title, obligation or interest in any Excluded Asset shall not be sold or transferred to the Purchaser the performance of which by, or on behalf of, the Purchaser or an Affiliate of the Purchaser is not accepted by the oblige in the exercise of such obligee’s lawful rights.

2.1.11	Assumed Liabilities

(a)

At Completion, the Purchaser shall assume the Assumed Liabilities and shall satisfy and discharge when due the liabilities and obligations of the Seller and the Asset Selling Affiliates in respect of the Assumed Liabilities. The Purchaser shall promptly reimburse the Seller, or another person designated by it, for the performance by Seller or its Affiliates of any liabilities and obligations relating to any Transferred Assets and/or any Losses that Seller or its Affiliates suffer as a result of, or in connection with, the Assumed Assets.

(b)	After Completion, the Purchaser shall pay all Assumed Liabilities as and when such liabilities become due.

2.1.12	Excluded Liabilities

(a)

Except as specifically provided in this Agreement or any Ancillary Agreement, neither the Purchaser nor any of its Affiliates shall assume or be obligated to pay, perform, otherwise discharge or suffer a Loss from any Excluded Liability. The Seller and its Affiliates, as the case may be, will remain liable to pay, perform and discharge when due, any liabilities and obligations in relation to all Excluded Liabilities. The Seller shall promptly reimburse the Purchaser, or another person designated by it, for the performance by the Purchaser or the Transferred Entities of any liabilities and obligations relating to any Excluded Assets or the Excluded Liabilities and/or any Losses that the Purchaser or the Transferred Entities suffer as a result of, or in connection with, the Excluded Assets or the Excluded Liabilities including, for the avoidance of doubt, any third-party claim raised against the Purchaser, the Transferred Entities or the Business on the basis of any Excluded Assets or Excluded Liabilities.

(b)

In particular, Seller shall indemnify and hold harmless the Purchaser and its Affiliates (including, as of Completion, the Transferred Entities) and each of their respective successors as well as Purchaser’s and its Affiliates’ (including, as of Completion, the Transferred Entities) officers, directors or indirect shareholders, employees and advisors from and against any and all (direct, indirect, consequential or other) Losses, liabilities (whether present or future, actual or contingent), damages (e.g. fines, penalties, third party damages claims by way of private enforcement, class action or individual claims), costs (excluding any costs incurred in relation to Claims for which the Seller or its Affiliates have chosen to assume the defence of the Claim under clause 12.11 hereunder) and any other obligations arising out of or in connection with or pursuant to the European Matter or the French Matter to the extent relating to behavior that occurred prior to Completion. Purchaser’s Claims pursuant this clause 2.1.12(b) shall in no event become time-barred prior to expiry of six months after all claims for private enforcement in connection with the European Matter and/or the French Matter have become time barred according to article 10 Damages Directive 2014/104/EU.

(c)

Notwithstanding the foregoing provisions of this clause 2.1.12, with respect to the first €25,000,000 in losses, liabilities, costs and other obligations in respect of any third-party claim raised against the Purchaser, the Transferred Entities or the Business on the basis of the matters described in item (iv) of Schedule 5 (provided clause 2.1.12(b) shall apply to any fine, penalty or decision as described in item (iv) of Schedule 5), (i) the Seller and its Affiliates, on the one hand, and the Purchaser and its Affiliates, on the other hand, shall be responsible for 80% and 20%, respectively, of each euro of any such losses, liabilities, costs and other obligations arising out of or in connection therewith and (ii) for the avoidance of doubt, clause 12.11 shall apply and the Seller as the Indemnifying Party shall control the defence consistent with the terms of clause 12.11 and (iii) each of the Seller and the Purchaser shall be responsible for its own legal fees, expenses, disbursements and costs incurred in the defence thereof.

2.1.13	Local Transfer Agreements

(a)

To the extent required by applicable Law, the transfer of each Country Unit will be effected pursuant to a short-form agreement or one or more instruments of transfer, such as a bill of sale, full sale agreement, share transfer agreement, notarial quota transfer agreement, notarial transfer deed, deed of acknowledgment, business transfer agreement, real estate transfer agreement or other asset or share assignment document, which agreement shall be prepared by the Seller and shall be on terms consistent with the applicable terms of this Agreement and in the form of Appendix 3, with only such changes as may be required in order to comply with local Law or in order to timely carry out the formalities necessary to effect the Transactions in such jurisdiction and as agreed by Purchaser (each, a “Local Transfer Agreement”).

(b)

Notwithstanding the foregoing, to the extent that the provisions of a Local Transfer Agreement (including any provisions required by local Law to be included in the Local Transfer Agreement) are inconsistent with, or (except to the extent they implement a transfer in accordance with this Agreement) additional to, the provisions of this Agreement (or do not fully give effect to the provisions of this Agreement with respect to the transfer of the Transferred Shares and Transferred Assets or the assumption of Assumed Liabilities): (i) the provisions of this Agreement shall prevail and (ii) so far as permissible under applicable Law of the relevant jurisdiction, the Seller and the Purchaser shall procure the provisions of the relevant Local Transfer Agreement to be amended, to the extent necessary to give effect to the provisions of this Agreement.

2.1.14	Designation of Affiliates

Prior to, and in any event at least twenty (20) days (or such shorter time as may be agreed between the parties) in advance of, the anticipated Completion Date, the Purchaser may, to the extent permitted by applicable Law, designate, with prior written notice to the Seller, one or more Affiliates to, at Completion, (i) acquire all or part of the Transferred Assets, (ii) assume all or part of the Assumed Liabilities, (iii) acquire the Transferred Shares or (iv) pay a designated portion of the Purchase Price pursuant to clause 3, in each case related to the applicable Country Unit, as the case may be, in which event all references herein to the Purchaser will be deemed to refer to such Affiliates, as appropriate; provided, however, that no such designation will in any event limit or affect the obligations of the Purchaser under this Agreement to the extent not performed by such Affiliates.

2.1.15	Transferred Assets Subject to Third-Party Consent

(a)

To the extent that the sale, assignment, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to the Purchaser (or one of its Affiliates) of any Transferred Asset is prohibited by any applicable Law or would require any governmental or third-party authorisations, approvals (including Antitrust Approvals), consents or waivers and such authorisations, approvals, consents or waivers shall not have been obtained prior to Completion, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or any attempted sale, assignment, transfer, conveyance or delivery, thereof.

(b)

From the date of this Agreement until six (6) months after the Completion Date, the parties shall co-operate with each other to obtain promptly such authorisations, approvals, consents or waivers; provided, however, that the Seller shall not be required to pay any consideration relating thereto but the parties shall discuss in good faith how to facilitate any conditions in relation to such authorisations, approvals, consents or waivers. If such authorisation, approval, consent or waiver is obtained, the Seller shall promptly assign, transfer, convey or deliver any such Transferred Asset to the Purchaser at no additional cost. If such authorisation, approval, consent or waiver is not obtained, the Seller will be deemed to have fulfilled its obligations under this Agreement and under no circumstances shall the Purchase Price be reduced or the Seller or its Affiliates be subject to any liability on account of the failure to obtain any such authorisation, approval, consent or waiver.

(c)

Pending the earlier of obtaining such authorisation, approval, consent or waiver or the expiration of such six (6)-month period from the Completion Date, the parties shall use reasonable endeavours to cooperate with each other in any reasonable arrangements designed to provide to the Purchaser the benefits of use of any such Transferred

Asset. The Purchaser further agrees that no warranty or covenant of the Seller contained in this Agreement shall be breached or deemed breached, and no condition to the Purchaser’s obligations to complete the Transactions shall be deemed not satisfied as a result of (1) the failure to obtain any such authorisation, approval, consent or waiver or as a result of any such default or termination; or (2) any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any authorisation, approval, consent or waiver or any related default or termination.

2.1.16	Purchaser’s Filings and Similar Responsibilities.

Notwithstanding the foregoing provisions of this clause 2, it shall be the Purchaser’s responsibility (i) to prepare the applicable country patent assignments, trademark assignments, copyright assignments and domain name transfers with respect to the Transferred Intellectual Property in forms reasonably acceptable to the Seller and to file such assignments and transfers following execution thereof by the Seller (or its applicable Affiliate) and (ii) to bear the fees and other costs in accordance with clause 15.1 and any Taxes arising from such activities (including the Transfer Taxes payable in connection with the Transactions), provided that the Seller shall, and shall cause its applicable Affiliates to provide reasonable assistance to the Purchaser required to effect (i) and (ii) above.

3.	PURCHASE PRICE

3.1

Subject to the terms of this Agreement, at Completion, the Purchaser shall (or, if agreed in writing by the Seller, shall procure one or more of its Affiliates as the Purchaser may designate pursuant to clause 2.1.14) satisfy the Completion Purchase Price as follows:

3.1.1

pay or procure to be paid to the applicable Selling Entity (or one or more of its Affiliates as the applicable Selling Entity may designate), in each case in accordance with the Allocation Schedule, an amount equal to the Completion Cash Purchase Price in immediately available funds by electronic transfer to one or more bank accounts designated in writing by the applicable Selling Entity at least five (5) Business Days prior to the Completion Date;

3.1.2

issue Rollover Loan Notes in the Rollover Loan Notes Amount to one or more Asset Selling Affiliates or Share Selling Affiliates (as designated by the Seller in accordance with Appendix 4) and at Completion, the Rollover Loan Notes shall be exchangeable for shares in a parent company of the Purchaser; and

3.1.3

if the Purchaser has elected to purchase the Seller Backstop pursuant to clause 12.4.4, pay or procure to be paid to the Seller the amount of $500,000 in immediately available funds by electronic transfer to one or more bank accounts designated in writing by the Seller at least five (5) Business Days prior to the Completion Date.

3.2

No later than five (5) Business Days prior to Completion, the Seller shall deliver to the Purchaser a statement setting out (i) the Estimated Completion Working Capital, the Estimated Completion Net Cash and the Estimated Adjustment Amount, together with the resulting calculation of the Completion Purchase Price (such statement, the “Estimated Completion Statement”), such statement to be prepared in good faith and in accordance with the Accounting Principles and the applicable definitions set out in this Agreement, and (ii) reasonable supporting detail for each of the calculations set out in the Estimated Completion Statement.

3.3	The Completion Purchase Price shall be subject to the adjustment provisions of clause 4 and shall be allocated as described in clause 5.

4.	POST-COMPLETION ADJUSTMENT OF PURCHASE PRICE

4.1

As soon as reasonably practicable, but no later than ninety (90) days after the Completion Date (the “Completion Adjustment Statement Deadline”), the Purchaser shall prepare and deliver to the Seller a statement setting out (i) the Completion Working Capital, Completion Net Cash and the Final Adjustment Amount, together with the resulting calculation of the Final Purchase Price (the “Completion Adjustment Statement”), such statement to be prepared in good faith and in accordance with the Accounting Principles and the applicable definitions set out in this Agreement, and (ii) reasonable supporting detail of each of the calculations set out in the Completion Adjustment Statement.

4.2

If the Purchaser delivers a Completion Adjustment Statement by the Completion Adjustment Statement Deadline in accordance with clause 4.1 and the Seller disagrees with the Purchaser’s calculation of Completion Working Capital, Completion Net Cash, the Final Adjustment Amount or the Final Purchase Price set out in the Completion Adjustment Statement, the Seller may, within sixty (60) days after receipt of the Completion Adjustment Statement, deliver a written notice to the Purchaser disagreeing with any such calculation and setting out the Seller’s calculation of the applicable amounts and, in reasonable detail, the Seller’s good faith grounds for such disagreement (the “Notice of Disagreement”). Any Notice of Disagreement shall specify those items or amounts as to which the Seller disagrees, and the Seller shall be deemed to have agreed with all other items and amounts contained in the Completion Adjustment Statement and the calculation of the Final Purchase Price delivered pursuant to clause 4.1. If no Notice of Disagreement is delivered in accordance with this clause 4.2, the Purchaser’s calculations of Completion Working Capital, Completion Net Cash the Final Adjustment Amount and the Final Purchase Price set out in the Completion Adjustment Statement shall become final and binding on the parties.

4.3

If a Notice of Disagreement is delivered pursuant to clause 4.2, the Purchaser and the Seller shall, during the forty-five (45) days following such delivery, negotiate in good faith and use reasonable endeavours to reach agreement on any disputed items or amounts in order to determine, as may be required, the amount of the Completion Working Capital, Completion Net Cash, the Final Adjustment Amount and the Final Purchase Price. If, during such period, the Purchaser and the Seller are unable to reach such agreement, they shall promptly after the end of such period jointly engage the Accountant, shall enter into a customary engagement letter with, and, to the extent necessary shall waive and procure its Affiliates to waive conflicts with the Accountant, and shall instruct the Accountant promptly to review this Agreement and the disputed items.

4.4

The Purchaser and the Seller shall instruct the Accountant to (i) consider, in making such calculation(s), only those items or amounts in the Completion Adjustment Statement identified in a statement furnished to the Accountant by the Seller and the Purchaser as being disputed in the Notice of Disagreement (which such statement shall include the position, including the specific amount proposed, of each of the Seller and the Purchaser with respect to each such disputed item as set out in the Notice of Disagreement and the Completion Adjustment Statement, respectively), (ii) prepare its calculations and render its decision consistent with the terms of this Agreement, and not by an independent review, and (iii) deliver to the Purchaser and the Seller, within thirty (30) days following the entry into the applicable engagement letter with the Accountant and receipt of confirmation from the

Accountant that it has received the required information and documentation to undertake the relevant assessment, a report setting out such calculations, which, in each case, shall not be more than the amount thereof shown in Purchaser’s calculation delivered pursuant to clause 4.1, nor less than the amount thereof shown in Seller’s calculation delivered pursuant to clause 4.2.

4.5

The scope of the Accountant’s review shall be limited to whether the amounts of the Completion Working Capital and Completion Net Cash in the Notice of Disagreement remaining in dispute were prepared in accordance with this clause 4 and the other terms of this Agreement and, specifically, the Accounting Principles and whether there were mathematical errors in the relevant Completion Adjustment Statement, and the Accountant shall not be authorised or permitted to make any other determination, and the Accountant shall act as an expert and not an arbitrator. Without limiting the generality of the foregoing, the Accountant is not authorised or permitted to make any determination as to the accuracy of the Financial Statements or any warranty in this Agreement or as to compliance by the Seller, the Purchaser or any of their respective Affiliates with any of the covenants in this Agreement (other than this clause 4) or as to whether the Target Working Capital is correct, adequate or sufficient. The Accountant’s report shall, in the absence of fraud or manifest error, be final and binding upon the Purchaser and the Seller. The Purchaser and the Seller shall each pay their own fees and expenses in connection with the resolution of any disputes by the Accountant and the fees and expenses of the Accountant shall be paid by the Purchaser and the Seller in inverse proportion to the difference between the Final Purchase Price proposed by each of them and the Final Purchase Price as determined by the Accountant. For example, should the amount of the items in dispute total €1,000 and the Accountant awards €600 in favour of the Seller’s position, 60% of the costs of its review would be borne by the Purchaser and 40% of the costs would be borne by the Seller.

4.6

The Purchaser and the Seller agree that they will, and agree to procure their respective Affiliates, independent accountants, advisors and the staff of the Business to, reasonably co-operate and assist in the preparation of the Completion Adjustment Statement and the calculation of Completion Working Capital and Completion Net Cash, and in the conduct of the Accountant’s review referred to in this clause 4, including the making available during normal business hours upon reasonable notice and subject to clause 11.6 and clause 12.3, as applicable, to the extent necessary, of books, Contracts, records, work papers, personnel, Representatives (including their respective advisors and independent accountants and their work papers) and any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by this clause 4; provided, however, that (i) the Purchaser and the Seller shall concurrently make a copy of all written information provided to the Accountant available to the other party and notify the other party reasonably in advance so that it may have its Representatives participate in any meetings with the Accountant and (ii) the independent accountants of the Purchaser or the Seller shall not be obliged to make any working papers available to the other party or to the Accountant unless and until such party or the Accountant, as applicable, has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

4.7

Following the final determination of the Final Purchase Price, the Completion Working Capital and the Completion Net Cash pursuant to this clause 4, a payment (the “Final Purchase Price Adjustment”) shall be made, as an adjustment to the Purchase Price, equal to the Completion Purchase Price, minus the Final Purchase Price. If the Final Purchase Price Adjustment is positive, such amount shall be paid to the Purchaser (or one or more Affiliates designated by the Purchaser) by the Seller (or one or more Affiliates designated by the Seller), and if the Final Purchase Price Adjustment is negative, the absolute value of such amount shall be paid to the Seller (or one or more Affiliates designated by the Seller) by the Purchaser (or one or more Affiliates designated by the Purchaser).

4.8

Any payments pursuant to clause 4 shall be made in Euros and shall be made within ten (10) Business Days after the Final Purchase Price has been determined by electronic transfer of immediately available funds to an account or accounts designated by the receiving party.

5.	ALLOCATION OF PURCHASE PRICE

5.1

For purposes of the payments to made pursuant to Section 3.1, the Purchaser and the Seller agree that the Completion Purchase Price shall be allocated among the Asset Selling Affiliates, Crown Packaging Manufacturing UK Limited and the Share Selling Affiliates in accordance with the principles set out in Appendix 4 (the “Allocation Schedule”). To the extent the Completion Purchase Price must be further allocated among the equity of the Transferred Entities, the Target Assets and the Braunstone Assets for purposes of determining any Transfer Taxes or Value Added Taxes due prior to finalizing the Allocation, no later than five (5) Business Days prior to the Completion Date, the Seller will provide a further schedule (the “Preliminary Allocation Schedule”) so allocating the Completion Purchase Price, which allocation shall be consistent with the Allocation Schedule. The Preliminary Allocation Schedule shall be used solely for purposes of determining the amount of any such Transfer Taxes and Value Added Taxes.

5.2

Within sixty (60) calendar days after the finalisation of the Completion Adjustment Statement pursuant to clause 4, the Seller shall deliver a draft of the allocation (the “Proposed Allocation”) to the Purchaser. Except as provided in clauses 5.3 and 5.4, at the close of business on the thirtieth (30th) calendar day after delivery of the Proposed Allocation, the Proposed Allocation shall become binding upon the Purchaser and the Seller as the “Allocation.” The Proposed Allocation shall be prepared in a manner consistent with applicable Tax Law, including Section 1060 of the U.S. Code, the Allocation Schedule and this clause 5 and shall allocate (x) the Final Purchase Price (together with any Assumed Liabilities or other items properly treated as purchase price for U.S. federal income tax purposes) among the Transferred Shares, the Braunstone Assets and the Transferred Assets and (y) thereafter, (i) the aggregate amount allocated to the Transferred Shares among the Transferred Shares, (ii) the aggregate amount allocated to the Transferred Assets among the Transferred Assets, (iii) the aggregate amount allocated to the Braunstone Business, among the Braunstone Assets (such allocation to also specify the allocation amongst the Fixtures for the purposes of the 198 Elections required to be made in accordance with the Braunstone APA) and (iv) the aggregate amount allocated to any Transferred Shares of any Transferred Entity that is a disregarded entity for US tax purposes shall be further allocated among the assets of such Transferred Entity. If Seller fails to provide Purchaser with the Proposed Allocation within sixty (60) calendar days after the finalisation of the Completion Adjustment Statement pursuant to clause 4, Purchaser shall have the right to provide Seller with the Proposed Allocation, with the remaining procedures applying mutatis mutandis.

5.3

The Purchaser shall raise any objection (so long as such objection is reasonable) to the Proposed Allocation in writing within thirty (30) calendar days of the receipt of the Proposed Allocation. The Seller shall consider any of the Purchaser’s objections received within thirty (30) calendar days of the Purchaser’s objection to such allocation. If the Purchaser and the Seller cannot agree on an appropriate allocation within the period described in the preceding sentence, the Allocation shall be determined by the Accountant, such determination by the Accountant being binding upon Purchaser and Seller.

5.4

The Allocation shall be amended to reflect any adjustments (including those described in clause 4) to the Final Purchase Price under this Agreement, and any other adjustments mutually agreed to between the parties. Each of the Seller, the Purchaser and their respective Affiliates shall prepare and file its (i) Tax Returns (including IRS Form 8594, if applicable) and (ii) 198 Elections, in each case on a basis consistent with the Allocation and shall take no position inconsistent with the Allocation on any Tax Return or 198 Elections, except as required by applicable Law.

6.	CONDITIONS TO COMPLETION

6.1

Completion is conditional upon the satisfaction (or satisfaction subject only to Completion) or waiver in accordance with this Agreement of each of the following conditions on or before the Longstop Date:

6.1.1	in the event that the Completion constitutes a concentration with an EU dimension within the scope of Council Regulation (EC) 139/2004 (the “Merger Regulation”), the European Commission:

(a)	shall have made a decision declaring the Transaction compatible with the internal market under Articles 6(1)(b), 8(1) or 8(2) of the Merger Regulation; or

(b)	is deemed to have declared the Transactions compatible with the internal market pursuant to the presumption in Article 10(6) of the Merger Regulation; and

6.1.2

in the event that the European Commission has made a referral under Articles 4(4) or 9(1) of the Merger Regulation in connection with the Transaction, to one or more competent authorities in the Member States which operates a mandatory and suspensory regime (the “National Competition Authorities”), either in whole or in part, or is deemed to have made such a reference:

(a)

each relevant National Competition Authority shall have adopted, or be deemed under relevant Laws to have adopted, a decision, finding or declaration approving the Transaction and permitting its completion without any breach of applicable Law; and

(b)

to the extent that the European Commission retains jurisdiction of parts of the Transaction, the European Commission shall have made a decision in accordance with Clause 6.1.1(a) or shall be deemed to have taken a decision in accordance with Clause 6.1.1(b) in respect of those parts;

6.1.3

all approvals or observance of any waiting or review period (and extension thereof) required for the Transactions or Completion under (i) Law No. 12, 529 of 2011 (Brazil), including the regulations and amendments thereunder, (ii) Law on Protection of Competition 2006 (Russia), including the regulations and amendments thereunder, (iii) Competition Act (89 of 1998), as amended, and Competition Amendment Act (18 of 2018) (South Africa), including the regulations and amendments thereunder, and (iv) Act 4054 on the Protection of Competition (1994) (Turkey), including the regulations, guidelines, and amendments thereunder;

6.1.4

the satisfaction of the requirements set out in Schedule 14 allowing the Seller (or any relevant Selling Entity) to send a French Acceptance Notice to the Purchaser and the actual execution by the Seller (or any relevant Selling Entity) of such French Acceptance Notice subject to the terms and conditions of Schedule 14 (the “French Completion Condition”),

6.1.5	the receipt of the Dutch Works Council Approval (the “Dutch Completion Condition”), and

6.1.6	the entry into of the UK Pensions Documentation,

(the “Conditions”).

6.2

The Purchaser shall (and the Seller shall use its reasonable endeavours to cooperate in connection with the Purchaser’s endeavours to) (i) make the Antitrust Filings and any other filings required by applicable Law, (ii) obtain consents, approvals (including Antitrust Approvals), authorisations, qualifications and orders of Governmental Entities and other third-parties and (iii) take other actions, in each case as is necessary or advisable to procure the satisfaction of the Conditions as soon as reasonably practicable following the date of this Agreement; provided that the Seller shall have no obligation to pay money or make any concessions to obtain such consents.

6.3

In addition to the foregoing, the Purchaser agrees to provide such evidence as to financial capability, resources and creditworthiness as may be reasonably requested by any third-party whose consent or approval is sought hereunder. Subject to appropriate confidentiality protections, each of the parties will co-operate with and furnish to the other party such necessary information and assistance as such other party may reasonably request in connection with the foregoing. As soon as practicable and in no event later than twenty (20) calendar days prior to Completion, the Purchaser shall form or otherwise identify to the Seller the Affiliate of the Purchaser in each jurisdiction that will acquire all or part of the Transferred Assets or the Transferred Shares or assume all or part of the Assumed Liabilities, in each case, related to such jurisdiction (including, if required by applicable Law, executing the applicable Local Transfer Agreement); provided that, to the extent that the earlier identification of the relevant Affiliate of the Purchaser in a particular jurisdiction is required in order to comply with local Law or in order to timely carry out the formalities necessary to effect the Transactions in such jurisdiction, the Purchaser shall form or otherwise identify to the Seller such Affiliate by such earlier date.

6.4

As soon as reasonably practicable after the date hereof, but in no event later than fifteen (15) Business Days after the date hereof (unless, in each case, a later date is mutually agreed between the parties and permitted by applicable Law, and provided that in case a merger control filing with the European Commission is required, a submission of a case team allocation request and a draft Form CO within fifteen (15) Business Days of the date of this Agreement shall be sufficient, and provided further that, the fifteen Business Day period will be extended to such period as may be reasonably required as a result of administrative, apostille or logistical requirements in relation to the specific merger control filing pursuant to the Law on Protection of Competition 2006 (Russia) and Act 4054 on the Protection of Competition (1994) (Turkey), including the regulations and amendments thereunder), the Purchaser shall, together with the Seller if required under the applicable rules, file the Antitrust Filings and any other filings required under any applicable Laws. Purchaser, together with the Seller if required under the applicable rules shall provide to any Governmental Entity whose consent, authorisation, order or approval is required in connection with the Transactions any additional information required or advisable under any applicable Laws or otherwise properly requested as soon as practicable. The Purchaser shall use all reasonable endeavours to obtain early termination or acceleration of any applicable waiting or review period, to the extent permitted by Law, from the applicable Governmental Entities. The parties also shall use their reasonable endeavours to cooperate by promptly providing information reasonably requested by the other party in order to fulfil the foregoing obligations.

6.5	Subject to applicable Law relating to the exchange of information, the Purchaser and the Seller and their respective counsel shall:

6.5.1

have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with, or written materials to be submitted to, any Governmental Entity in connection with the Transactions, and they shall consider in good faith the views of the other party regarding such filing or submission;

6.5.2	promptly inform each other of any material communication (or other correspondence or memoranda) received from, or given to, any Governmental Entity in connection with the Transactions;

6.5.3	consult with the other party, and consider in good faith the views of the other party, prior to entering into any agreement with any Governmental Entity with respect to the Transactions;

6.5.4

furnish each other with copies of all correspondence, filings and written communications between them or their Subsidiaries or Affiliates, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to the Transactions; and

6.5.5	keep each other reasonably apprised of the status of any material communications with and inquiries or requests for additional information from any Governmental Entity.

The Purchaser and the Seller shall, to the extent practicable and permitted by applicable Law, provide each other and their respective counsel with advance notice of and the opportunity to participate in any in-person discussion or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Transactions and to participate in the preparation for such discussion or meeting. The Purchaser also agrees to keep the Seller fully informed about any antitrust issues raised by any Governmental Entity. Any materials exchanged in connection with this clause 6.5 may be redacted or withheld as necessary to address reasonable confidentiality concerns or otherwise commercially sensitive information; provided that the parties hereto may, as they deem advisable and necessary, designate any materials provided to the other under this clause 6.5 as “outside counsel only.” Nothing in this clause 6.5 shall apply with respect to any Tax matters, including any filings with or correspondences from any Taxing Authorities, which matters are governed by clause 12.7.

6.6

For purposes of this clause 6.6, to the extent necessary to obtain the waiver or consent from any Governmental Entity required to satisfy the Conditions, or to obtain consents, approvals, authorisations, qualifications or orders of Governmental Entities as soon as practicable and in any event prior to the Longstop Date, the Purchaser shall:

6.6.1

propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, and in connection with the completion of the Transactions, the sale, divestiture or disposition of any assets of the Business or any other assets or businesses of the Purchaser (or equity interests held by the Purchaser);

6.6.2	terminate or modify any existing relationships and contractual rights and obligations;

6.6.3

otherwise offer to take or offer to commit to take any action which it is capable of taking and, if the offer is accepted, take or commit to take such action, that limits its freedom of action with respect to, or its ability to retain, any of the assets of the Business or any other assets or businesses of the Purchaser (or equity interests held by the Purchaser); and

6.6.4

take promptly, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make completion of the Transactions unlawful or that would prevent or delay completion of the Transactions, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause 6.6.1, 6.6.2 or 6.6.3 necessary to vacate, modify or suspend such injunction or order). For the avoidance of doubt, the Purchaser’s obligations under this clause 6.6 shall be absolute and shall not be qualified or limited by what may be considered reasonable.

6.7	The filing fees with respect to any Antitrust Filings and other filings made under this clause 6 shall be borne by the Purchaser.

6.8	The Seller and the Purchaser shall each notify the other promptly upon, and in any event within one Business Day of, becoming aware that a Condition has been fulfilled.

6.9

If any of the Conditions has not been satisfied by the Longstop Date (or such later date as the Seller and the Purchaser may agree in writing), either the Seller or the Purchaser may terminate this Agreement (other than the Surviving Provisions) by written notice to the other party. If the Purchaser has not filed the Antitrust Filings within 45 days and in violation of clause 6.4 following the date of this Agreement, such failure to file the Antitrust Filings shall be considered a material breach of this Agreement if the Conditions have not been satisfied by the Longstop Date (or such later date as the Seller and the Purchaser may agree in writing) and shall give rise to an immediate right of termination for the Seller with respect to this Agreement without prejudice to the Seller’s right to claim damages against the Purchaser for such material breach and without prejudice to the cap on damages equal to 80% of the aggregate investment amount set out in the equity commitment letter for the Equity Financing.

6.10

In the event that this Agreement is terminated pursuant to clause 6.9 no party (nor any of their respective Affiliates) shall have any claim under this Agreement of any nature whatsoever against the other except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions.

7.	COMPLETION

7.1	Time and place of the Main Completion

Completion of the purchase and sale of the Transferred Assets and the Transferred Shares and the assumption of the Assumed Liabilities (“Main Completion”) shall take place remotely at 10:00 A.M. London time on the fifth (5th) Business Day following the date on which the Conditions have been satisfied, unless the Conditions have been satisfied less than 10 (but, for the avoidance of doubt, at least five (5)) Business Days prior to the last Business Day of the calendar month in which case the Main Completion shall take place on the last Business Day of the calendar month, or such other time, date or place as the parties may mutually agree upon in writing or as may be otherwise required by applicable local Law in any jurisdiction. The date on which the Main Completion occurs is referred to in this Agreement as the “Main Completion Date.” The Parties agree that the Completion shall be deemed to be effective as of 11:59 p.m., local time in the applicable jurisdiction, on the Completion Date.

7.2	Time and place of the French Completion

Without prejudice to clause 6.1.4, completion of the purchase and sale of the French Transferred Shares and the French Transferred Assets (“French Completion”) shall take place remotely on the Main Completion Date as part of the Main Completion or on such other time or date as the parties may agree in writing or as may be otherwise required by applicable French Law.

7.3	Time and place of the Dutch Completion

Completion of the purchase and sale of the Dutch Transferred Shares (“Dutch Completion”) shall take place remotely on the Main Completion Date as part of the Main Completion or on such other time or date as the parties may agree in writing or as may be otherwise required by applicable Dutch Law.

7.4	Time and place of the German Completion

Without prejudice to clause 6.1.6, completion of the purchase and sale of the German Transferred Shares (“German Completion”) shall take place remotely on the Main Completion Date as part of the Main Completion at a German notary located in Munich or Frankfurt chosen by Purchaser.

7.5	Actions to be taken

At Completion, the Seller and the Purchaser shall comply with their respective obligations as specified in Schedule 6 (Completion Obligations).

8.	WARRANTIES OF THE SELLER

8.1

The Seller warrants to the Purchaser that each of the Warranties is true and accurate as at the date of this Agreement and will also be true and accurate as at the Main Completion Date (after giving effect to the disclosures set out in the Second Disclosure Letter).

8.2	Each Warranty is given subject to all facts, matters and information Disclosed in the Disclosure Letter.

8.3	Each of the Warranties shall be construed as separate and independent.

8.4

Each of the Warranties applicable to the Business, the Transferred Entities or the Transferred Assets shall, mutatis mutandis, be construed as being given also in relation to the Braunstone Business and the Braunstone Assets, subject to all facts, matters and information Disclosed in the Disclosure Letter.

8.5	The only Warranties given by the Seller in respect of or relating to:

8.5.1

Taxation are contained in paragraphs 7 and 13 of Schedule 7 and, without prejudice to the obligations set out under clause 12.7, each of the other Warranties shall be deemed not to be given in respect of Taxation;

8.5.2	Intellectual Property rights are contained in paragraph 8, 9 and 14 of Schedule 7 and each of the other Warranties shall be deemed not to be given in respect of Intellectual Property rights;

8.5.3	environmental matters are contained in paragraph 12 of Schedule 7 and each of the other Warranties shall be deemed not to be given in respect of environmental matters; and

8.5.4

matters relating to the Seller Benefit Plans and employee benefits are contained in paragraph 13 of Schedule 7 and each of the other Warranties shall be deemed not to be given in respect of the Seller Benefit Plans or employee benefits.

8.6	The limitations and other provisions of Schedule 8 shall apply in respect of any Claim.

8.7	The Seller undertakes to provide the Purchaser within thirty (30) days of the date of this Agreement:

8.7.1

reasonably sufficient details of any land in which any Transferring Entity has an interest, or over which any Transferring Entity has a right, or which any Transferring Entity has a licence to occupy, that is (in any such case) land in relation to which an option to tax exercised under Part 1 of Schedule 10 to the UK Value Added Tax Act 1994 has effect or will have effect so as (in either such case) to render any supply made by any Transferring Entity of, or in respect of, any interest in, right over or licence to occupy such land a supply that will be taxable at the standard rate of Value Added tax or (as the case may be) a supply that would be so taxable but for any disapplication of such option to tax in circumstances prescribed by the relevant provisions of the UK Value Added Tax Act 1994;

8.7.2

reasonably sufficient details of any Transferred Asset that constitutes any land or any interest in land or any buildings in relation to which an option to tax exercised under Part 1 of Schedule 10 to the UK Value Added Tax Act 1994 has effect or will have effect so as (in either such case) to render any supply made by a Selling Entity of, or in respect of, any interest in, right over or licence to occupy such land a supply that will be taxable at the standard rate of Value Added Tax or (as the case may be) a supply that would be so taxable but for any disapplication of such option to tax in circumstances prescribed by the relevant provisions of the UK Value Added Tax Act 1994, and no permission to opt has been sought or granted;

8.7.3

reasonably sufficient details of any expenditure incurred by any of the Transferring Entities or any other Selling Entity in the ten years preceding Completion on capital items such that the provisions of the capital goods scheme may apply to the Purchaser or the relevant Purchaser Affiliate; and reasonably sufficient details of any of the Transferred Assets, or any part of them, that constitute a capital item for the purposes of Part XV of the Value Added Tax Regulations 1995.

9.	WARRANTIES OF THE PURCHASER

The Purchaser warrants to the Seller that each of the following warranties is true and accurate as at the date of this Agreement and will also be true and accurate as at the Main Completion Date:

9.1	Organisation

The Purchaser is a private company with limited liability incorporated under the laws of the Netherlands, and the Purchaser and each of its Affiliates that is party to any Transactions Document (each, a “Purchaser Party”) are duly organised, validly existing and in good standing (or the equivalent) under the Laws of the jurisdiction of its incorporation or organisation. Each Purchaser Party (i) has all requisite power and authority to carry on its business as it is now being conducted and (ii) is duly qualified or otherwise authorised to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of its business requires it to be so qualified or otherwise authorised, except, in the case of sub-clause (ii), as would not have, individually or in the aggregate, an adverse effect on, or materially delay, the ability of the Purchaser to complete the Transactions.

9.2	Authority

9.2.1

Each Purchaser Party has all requisite power and authority to execute, deliver and perform its obligations under the Transactions Documents to which such Purchaser Party is a party and to complete the transactions contemplated hereby and thereby. The execution, delivery and performance by each Purchaser Party of the Transactions Documents to which such Purchaser Party is a party and the completion of the transactions contemplated hereby and thereby have been duly and validly authorised by all necessary action on the part of such Purchaser Party, and no other corporate or other proceeding on the part of such Purchaser Party is necessary to authorise the execution, delivery and performance by such Purchaser Party of the Transactions Documents to which it is a party or to complete the transactions contemplated hereby and thereby.

9.2.2

This Agreement has been, and upon their execution each of the other Transactions Documents to which each Purchaser Party is a party shall have been, duly executed and delivered by such Purchaser Party, and, assuming due authorisation and delivery by the Seller, this Agreement constitutes, and assuming due authorisation and delivery by the other parties thereto, upon their execution each such Transactions Document shall constitute, valid and binding obligations of such Purchaser Party, enforceable against such Purchaser Party in accordance with their terms, subject to the Enforceability Exceptions.

9.3	No Conflict; Governmental Authorisations

9.3.1

The execution and delivery by each Purchaser Party of the Transactions Documents to which it is a party and the completion by such Purchaser Party of the transactions contemplated hereby and thereby do not and will not (i) breach any constitutional documents of such Purchaser Party, (ii) breach or result in a breach of, or constitute a default by (or create an event which would constitute a default by) such Purchaser Party, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Encumbrance (except for Permitted Encumbrances) upon any material assets of the Purchaser Parties under, any material Contract of the Purchaser Parties, or (iii) breach or result in a breach of any Permit held by the Purchaser Parties or any Governmental Order or, subject to the matters described in clause 9.3.2, Law applicable to the Purchaser Parties.

9.3.2

Other than the Antitrust Filings, no consent of, or registration, declaration, notice or filing with, any Governmental Entity is required to be obtained or made by the Purchaser Parties in connection with the execution, delivery and performance of this Agreement and the other Transactions Documents or the completion of the transactions contemplated hereby and thereby, other than such consents, registrations, declarations, notices or filings that, if not obtained, would not materially delay, the ability of the Purchaser Parties to complete the transactions contemplated by this Agreement and the other Transactions Documents.

9.4	Litigation

There are no actions, suits, proceedings, claims or investigations pending or, so far as the Purchaser is aware, threatened in writing concerning the Purchaser or any of its Affiliates relating to the Transactions.

9.5	Solvency

Assuming satisfaction of the conditions to the Purchaser’s obligation to complete the Transactions, and after giving effect to the Transactions and the payment of the Purchase Price, including any financing thereof, the Purchaser will immediately after Completion not be insolvent or bankrupt under the Laws of its jurisdiction of incorporation, domicile or residency and will not be unable to pay its debts as they fall due (within the meaning of section 123 of the Insolvency Act 1986).

9.6	Finder’s Fee

None of the Purchaser Parties has incurred any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the Transactions for which Seller or any of its Affiliates may become liable.

9.7	Sufficient Funds

Subject to clause 9.8, Purchaser (i) will have as at the Completion Date, cash sufficient to enable it to complete the Transactions and pay any expenses incurred by the Purchaser or its Affiliates in connection with the Transactions, in each case as at the Completion Date and (ii) has not incurred, and will not incur between the date hereof and the Completion Date, any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect such resources or capabilities necessary to consummate the Transactions as at the Completion Date.

9.8	Commitment Letters

9.8.1

The Purchaser has received and provided to the Seller (i) to the extent the Purchaser will use debt to pay any portion of the amounts required to be paid pursuant to this Agreement, a fully executed (or executed by the financing sources party thereto and to be countersigned by the Purchaser no later than the period set forth herein, as required pursuant to clause 11.5.4) debt commitment letter (inclusive of an interim facilities agreement (in agreed form, the “Interim Facilities Agreement”)), which is specifically enforceable by the Purchaser, and pursuant to which each issuing financial institution has committed, on the terms and subject to the conditions set out therein, to provide debt financing as set out therein (the “Debt Financing”) and with relation to the Interim Facilities Agreement written confirmation that all conditions precedent that are at the discretion of the lenders are satisfied (such debt commitment letters, including all exhibits, schedules, annexes, supplements and amendments thereto, collectively, the “Debt Commitment Letters”), and (ii) to the extent the Purchaser will use equity to pay any portion of the amounts required to be paid pursuant to this Agreement, the fully executed equity commitment letter set out in Appendix 5 (together with the Debt Commitment Letters, the “Commitment Letters”), which provides that the Seller is a third-party beneficiary thereto and which is specifically enforceable by the Seller and by the Purchaser, and pursuant to which the Purchaser has committed, on the terms and subject to the conditions set out therein, to invest the amount set out therein (the “Equity Financing”).

9.8.2

The Commitment Letter, upon its execution by the Purchaser in accordance with the terms of this Agreement, constitutes legal, valid and binding obligations of the Purchaser, and so far as the Purchaser is aware, as at the date hereof, the other parties thereto, enforceable against such Persons in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganisation, moratorium and other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Interim Facilities Agreement constitutes an unconditional certain funds financing under English law, with no issues left to be decided between the parties.

9.8.3

The Commitment Letters, are in full force and effect as at the date hereof (the Interim Facilities Agreement being unsigned, but benefitting from an undertaking in the Commitment Letters from the lenders to sign it and all related documentation to make it unconditional promptly upon request of the Purchaser) and do not contain any material misrepresentations by the Purchaser or any of its Affiliates.

9.8.4

As at the date hereof, the Commitment Letters have not been amended or modified, no such amendment or modification is contemplated, the commitments set out in the Commitment Letters have not been withdrawn, rescinded or terminated in any respect, and, so far as the Purchaser is aware, no such withdrawal, rescission or termination is contemplated.

9.8.5

The Commitment Letters (together with fee, syndication and bond engagement letters) constitute the entire and complete agreement between the parties thereto with respect to the Debt Financing and Equity Financing, and, other than the conditions set out herein and in the Commitment Letters, (i) there are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing and Equity Financing at Completion, and (ii) there are no contractual contingencies or other provisions under any agreement (written or oral, including any side letters) relating to the Transactions to which the Purchaser or any of its Affiliates is a party that would permit any financing source to reduce the total amount of the Debt Financing or Equity Financing, impose any additional conditions precedent to the availability of the Debt Financing or Equity Financing or otherwise restrict or limit the availability of all or a portion of the Debt Financing or Equity Financing or otherwise adversely affect the ability of the Purchaser to complete the Transactions on a timely basis.

9.8.6

As at the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach of any of the Commitment Letters on the part of the Purchaser or any of its Affiliates or, so far as the Purchaser is aware, any other parties thereto. The Purchaser has fully paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date hereof in connection with the Commitment Letters.

9.8.7

As at the date hereof there are no side letters or other arrangements related to the funding or investing, as applicable, of the Debt Financing or the Equity Financing, other than as provided to the Seller or as set out in the Commitment Letters. The aggregate proceeds to be disbursed pursuant to the Commitment Letters will be sufficient as at the Completion Date, to enable the Purchaser to (i) satisfy all its obligations under the Transactions Documents, (ii) complete the Transactions, including the payment of all amounts required to be paid pursuant to this Agreement, and (iii) pay all fees and expenses in connection therewith.

9.9	Second Disclosure Letter

At any time prior to the Completion Date, the Seller shall be entitled to deliver the Second Disclosure Letter to the Purchaser (setting out disclosures against the Warranties in respect of New Matters only).

9.10	No Reliance

9.10.1

The Purchaser is an informed and sophisticated purchaser and has engaged expert advisers who are experienced in the evaluation and purchase of businesses such as the Business (including the Transferred Shares and the Transferred Assets) as contemplated in this Agreement and has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the Business. The Purchaser acknowledges that it has had such access to the information, documents, personnel and properties of the Selling Entities and relating to the Business as it deems necessary and appropriate to make such independent evaluation and purchase.

9.10.2

The Purchaser has agreed to purchase the Transferred Shares and the Transferred Assets on an “as is” basis as at the Completion Date, to accept the Transferred Assets in the condition they are in and the place they are located on the Completion Date and to assume the Assumed Liabilities, in each case, based on its own inspection, examination and determination with respect to all matters and without reliance upon any warranties, representations, communications or disclosures of any nature other than the Warranties and the warranties specifically set out in the other Transactions Documents. The Purchaser agrees that the Warranties and the warranties specifically set out in the other Transactions Documents, in each case, by the Seller are in lieu of, and the Purchaser hereby expressly waives all rights to, any implied warranties that may otherwise be applicable because of the provisions of any Law, including all warranties of merchantability and fitness for a particular purpose.

9.10.3

Without limiting the generality of the foregoing or clause 16.2, the Purchaser, in entering into this Agreement, acknowledges and agrees that (i) no Representative of the Selling Entities and none of their respective Affiliates has any authority, express or implied, to make any representations, warranties, undertakings or agreements not specifically set out in Schedule 7 and the Transactions Documents, and (ii) none of the Selling Entities nor any other Person makes any representation or warranty, express or implied, with respect to, and the Purchaser expressly disclaims any reliance on, (A) any information included in information packages delivered to the Purchaser related to the Business (including the Transferred Shares or the Transferred Assets) or other matters, (B) any information, written or oral and in any form provided, made available to it or any of its Representatives, (C) any projections, estimates or budgets delivered to or made available to it or any of its Representatives, or which is made available to it or any of its Representatives after the date hereof, or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any Selling Entity or the Transferred Assets or the future business and operations of any Selling Entity or the Transferred Assets, (D) the operation of the Business by the Purchaser after Completion in any manner, (E) the probable success or profitability of the ownership, use or operation of the Business (including the Transferred Entities and the Transferred Assets) by the Purchaser after Completion or (F) the accuracy or completeness of any other information, written or oral and in any form provided, or documents previously made available or which is made available after the date hereof to it or any of its Representatives with respect to any of the Selling Entities, the Transferred Shares, the Transferred Assets or their respective businesses and operations or other related matters, whether in expectation of the Transactions or otherwise.

10.	[INTENTIONALLY OMITTED]

11.	PERIOD BEFORE COMPLETION

The Seller agrees with the Purchaser and the Purchaser agrees with the Seller that during the period from the date of this Agreement to the Main Completion Date (unless another time period is explicitly set out in this clause 11):

11.1	Conduct of Business

11.1.1

Except (i) as set out in Schedule 9 of the Disclosure Letter, (ii) as otherwise permitted by this Agreement (including in connection with the Pre-Completion Reorganisation), (iii) as required by applicable Law, (iv) as consented to by the Purchaser in writing (such consent not to be unreasonably withheld, conditioned or delayed) or (v) as part of any Emergency Action, the Seller agrees to (and to procure the Selling Entities and the Transferred Entities to) use reasonable endeavours to run the Business (including the Braunstone Business) in the ordinary course consistent with past practice (other than in order to comply with the specific restrictions set out in clause 11.1.2).

11.1.2

Except as set out in Schedule 9 of the Disclosure Letter, as required by applicable Law or as otherwise expressly required by the terms of this Agreement (including in connection with the Pre-Completion Reorganisation), the Seller will (to the extent primarily related to the Business or with respect to any Transferred Asset or any Assumed Liability (but excluding any Excluded Asset or Excluded Liability)), to the extent permitted under applicable antitrust Law, seek the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) to (or for any Asset Selling Affiliate or any Transferred Entity to):

(a)	materially increase the salary or wages of any Business Employee other than increases in the Ordinary Course of Business;

(b)

make any material change in any of its present financial accounting methods and practices other than changes in the Ordinary Course of Business and other than as may be appropriate to conform to GAAP or as may be required by applicable Law;

(c)

charge, sell, lease, transfer, licence, assign or otherwise make subject to an Encumbrance (other than any Permitted Encumbrances) any material Transferred Asset (other than Transferred Intellectual Property, which is addressed in clause 11.1.2(e) below), other than the sale of stock or obsolete, worn-out or excess equipment or assets in the Ordinary Course of Business;

(d)	waive any material claims or rights of material value that relate predominantly to the Business;

(e)

transfer, assign or grant any licence or sub-licence of any rights under or with respect to any Transferred Intellectual Property that are material to the Business outside the Ordinary Course of Business;

(f)	create or allow the Business to create, incur, assume or guarantee any indebtedness for borrowed money;

(g)	enter into any material supply or material customer contracts;

(h)	pay any dividend at or after the Measurement Time with cash or cash equivalents that are included in the calculation of the Completion Net Cash;

(i)

(A) settle or compromise any material Tax Contest, (B) make, revoke or change any material Tax election (except as otherwise contemplated herein or as listed in Schedule 10 of the Disclosure Letter in connection with the Pre-Completion Reorganisation), (C) file any material amended Tax Return, (D) surrender any claim for a refund of a material amount of Taxes, (E) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes, or (F) adopt or change any material Tax accounting principle, method, period or practice; and

(j)	agree, whether in writing or otherwise, to do any of the foregoing.

11.1.3

Notwithstanding the foregoing, nothing herein will prohibit the Seller or any of its Affiliates from taking actions, including (i) contributions, transfers, assignments and acceptances of assets and liabilities, (ii) the repayment of indebtedness and the extinguishment of Encumbrances and (iii) the cancellation of any intercompany Contracts and other agreements that do not or will not constitute Transferred Contracts, in each case only to the extent set out in the this Agreement and the Ancillary Agreements.

11.1.4

Notwithstanding the foregoing, the Seller shall procure that all Transferred Entities shall (A) timely file any material Tax Return required to be filed (after taking into account any extensions) by the applicable Transferred Entity, (B) prepare any such Tax Return on a basis consistent with past practice (except as required by applicable law) and (C) timely pay any material Tax that is due and payable by the applicable Transferred Entity.

11.2	Transferred Entities

Except as otherwise required by this Agreement or permitted pursuant to clause 2.1, the Seller agrees not to, and to procure the Transferred Entities not to, issue or sell or place any Encumbrance on any shares or options, warrants, calls, subscriptions or rights to purchase or subscribe for any shares or other equity interests of the Transferred Entities to a Person other than in connection with the Pre-Completion Reorganisation.

11.3	No Undue Interference

Except as otherwise permitted by this Agreement or consented to by the Seller in writing, the Purchaser shall not interfere with the Transferred Assets, the Business or any Business Employee in any inappropriate or undue manner. Neither the Purchaser nor the Seller will take or permit any of their respective Subsidiaries to take any action that would reasonably be expected to prevent, delay or impede the receipt of Antitrust Approvals.

11.4	Public Announcements

Save for a press release that is as of the date of this Agreement in the agreed form announcing the execution of this Agreement, unless otherwise required by applicable Law (based upon the reasonable advice of legal counsel) or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after advance notice and consultation, to the extent reasonably practicable), no party to this Agreement shall, or permit any of their respective Affiliates or Representatives to, make any public announcements in respect of this Agreement or the Transactions or otherwise communicate with any news media without the prior written consent of the Purchaser or the Seller, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), and the Purchaser and the Seller shall cooperate as to the timing and contents of any such announcement; provided that each of the Purchaser and the Seller may make announcements to their respective employees (and in particular as part of the French consultation process referred to in Schedule 14 or in connection with the seeking of the Dutch Works Council Approval), lenders, direct and indirect shareholders and customers that are not inconsistent in any material respects with the parties’ public disclosures regarding the Transactions.

11.5	Financing

11.5.1

The Seller and its Affiliates and its and their respective Representatives shall not have any responsibility for, or incur any liability to, any Person under the Debt Financing or any cooperation provided pursuant to this clause 11.5 (other than to the Purchaser by the Seller, pursuant to this Agreement, in respect to non-compliance with the provisions in this clause 11.5) except to the extent such liability resulted from gross negligence or wilful misconduct of the Seller or its Affiliates.

11.5.2

The Seller shall, and shall procure that each of its Subsidiaries shall, use its reasonable endeavours to provide, and to procure that its Representatives shall provide, to the Purchaser, at the Purchaser’s sole expense, such co-operation as may be reasonably requested by the Purchaser that is reasonably necessary and customary in connection with the Debt Financing, including

(a)

participation at reasonable times and upon reasonable notice in a reasonable number of meetings (but not more than one primary bank meeting), drafting sessions, presentations, road shows and rating agency and due diligence sessions;

(b)

providing to the Purchaser (i) the information relating to the Business or the Transferred Entities as may be required by Schedule 1 of Appendix A of the Debt Commitment Letters; (ii) information under applicable know your customer and anti-money laundering rules and regulations and internal policies of the providers of the Debt Financing which is requested by the Purchaser no later than eight (8) Business Days before the Main Completion; and (iii) such other financial and other pertinent information regarding the Seller, the Transferred Assets and the Transferred Entities as shall exist or be reasonably requested by the Purchaser (including (x) information to be used by the Purchaser for the Purchaser to prepare pro forma financial statements and pro forma financial information in connection with offering documents or bank information memoranda and (y) annual audited and quarterly reviewed financial statements and financial information customary for a Rule 144A/Reg S high yield offering); and

(c)

delivering to the Purchaser information reasonably requested to assist with the preparation of (i) offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents for any portion of the Debt Financing and (ii) materials for syndication and rating agency presentations and other materials in connection with marketing efforts to the extent required by the Debt Financing (it being understood that, for the avoidance of doubt, the failure to obtain any credit rating shall not result in a breach of (ii) of this clause 11.5.2(c));

(d)

(i) obtaining the assistance of the auditors to provide customary comfort letters for a Rule 144A / Reg S high yield offering (including negative assurance comfort), (ii) assisting with obtaining officers’ and other certificates as to factual matters (without any personal liability), in each case in form and substance as are customary in similar transactions, (iii) providing and executing all documentation and information required under applicable sanctions, anti-bribery and anti-boycott regulations and (iv) assisting with the negotiation of other appropriate documents relating to the Debt Financing, including the purchase agreement and indenture, only as necessary and in relation to factual matters; and

(e)

preserving (and assisting with any necessary amendments to) any existing factoring, supply financing, receivables financing, asset-based financings or other working capital arrangements upon completion of the Transactions.

provided, in each case, that (a) such requested cooperation (I) does not unreasonably interfere with the business or operations of the Seller or any of its Subsidiaries (including, for the avoidance of doubt, the Transferred Entities on a pre-Completion basis), (II) does not require Seller or the Transferred Entities or their respective directors, officers, managers, employees or its counsel to execute, deliver or enter into, or perform any agreement, document, certificate or instrument, including any certificate as to solvency, with respect to the Debt Financing (other than customary authorisation letters which are limited in scope to information relating to the Transferred Entities and Transferred Assets) and does not require the directors and managers of the Transferred Entities and any of their Subsidiaries to adopt resolutions or any similar corporate authorisation approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, in each case that are effective prior to or are not contingent upon Completion or which would require any action by the pre-Completion board of directors or managers of the Transferred Entities (other than those directors or managers that will continue in such capacity on and after the Completion Date (and acting in such post-Completion capacity)) (other than in the context of the actions explicitly set out in clause 11.5.2(a) through 11.5.2(d)), (III) does not require the Seller or the Transferred Entities to provide any legal opinion or other opinion of counsel or any information that would, in its good faith opinion, result in a violation of applicable Law or loss of lawyer-client or other privilege or would reasonably be expected to conflict with or violate any of the Seller’s or the Transferred Entities’ respective constitutional documents (except to the extent required in connection with the preparation of any offering memorandum for the offering of any debt securities as part of the Purchaser’s Debt Financing), (IV) does not cause any warranty in this Agreement to be breached, cause any Conditions to fail to be satisfied, or otherwise cause the breach of this Agreement, or (V) does not require the Seller or the Transferred Entities to make any representation, warranty or certification, which the Seller or the Transferred Entities has determined is not true, (b) the Seller or any of its Subsidiaries shall not be required to provide pro forma financial statements, (c) under no circumstances shall the Seller or any of its Subsidiaries be required to incur any costs, obligations or liabilities prior to Completion, including any obligation to pay any commitment or other similar fee prior to Completion that is not advanced or reimbursed by the Purchaser (provided that if Seller or any of its Subsidiaries do incur such costs, obligations or liabilities, they shall be reimbursed by the Purchaser on the earlier of Completion or the termination of this Agreement in accordance with clause 6), and (d) the Purchaser shall indemnify and hold harmless the Seller and its Affiliates against and from any and all Losses incurred or suffered by them in connection with the Debt Financing or the arrangement thereof (including any action taken in accordance with this clause 11.5) except to the extent such Losses resulted from gross negligence or wilful misconduct of the Seller or its Affiliates.

Nothing contained in this clause 11.5 or otherwise shall require the Seller or any of its Subsidiaries to be an issuer or other obligor with respect to the Debt Financing prior to Completion. All material, non-public information regarding the Seller and its Subsidiaries provided to the Purchaser or its Representatives pursuant to this clause 11.5 shall be treated as “Confidential Information” pursuant to the terms of, and as such term is defined in, the Confidentiality Agreement (which, for the avoidance of doubt, shall be deemed to exclude any offering memorandum in connection with the offering of any debt securities as part of the Purchaser’s Debt Financing).

11.5.3

Notwithstanding anything to the contrary in this Agreement, the Purchaser acknowledges and agrees that any breach or alleged breach by the Seller or any of its Subsidiaries of this clause 11.5 shall not entitle the Purchaser to terminate this Agreement.

11.5.4

The Purchaser and its parent company shall countersign the Debt Commitment Letter within the time period required under the Debt Commitment Letter and shall provide a copy thereof to the Seller evidencing the same. The Purchaser shall not, and it shall ensure that its Affiliates do not terminate or permit any amendments to the Debt Commitment Letter that may adversely affect the certainty of funding under the Interim Facilities Agreement or the conditions relating to its drawdown or the Purchaser’s ability to satisfy its obligations hereunder or which may delay such satisfaction or the amount of the aggregate commitments of the lenders under such Debt Commitment Letters, provided that the aggregate amount of the Debt Financing provided for in the Debt Commitment Letter may be reduced (including by changing the amount of fees or original issue discount contemplated by the Debt Commitment Letters) if such reduction is covered by the equity commitment letter for the Equity Financing or if the Purchaser demonstrates to the Seller’s reasonable satisfaction that it still comprises an amount sufficient to enable the Purchaser to complete the Transactions. The Purchaser shall do all things and procure the doing by any relevant Affiliates of all things (including without limitation the delivery of documentation and making of payments) required to complete the Debt Financing at or prior to Completion and comply with all of its obligations and enforce its rights under the Debt Commitment Letters and cause the applicable provider of financing under the Debt Commitment Letters to comply with its obligations and fund thereunder.

11.5.5

If the Purchaser or its Affiliates enter into long term financing agreements the commitment of the finance parties under the Debt Commitment Letters to execute the Interim Facilities Agreement and its related documents shall remain in force until such long term financing arrangements have become unconditionally available for funding in case the long-term financing is for any reason unavailable. The Purchaser may change the composition of the lender group or relevant agents under the Debt Commitment Letters, but shall not permit the transfer or assignment of commitments to lenders who are materially less credit-worthy or able to fund efficiently on the date of Completion.

11.5.6

No later than five (5) Business Days prior to the anticipated date of Completion, the Purchaser shall inform the Seller whether it will draw its debt funding from the Interim Facilities Agreement or from long form finance documents negotiated since the date of this Agreement or from a high-yield bond issuance, and will deliver to the Seller draft documentation evidencing the relevant finance documents at that stage and as soon as they are available (in any case prior to Completion) the Purchaser shall deliver to the Seller such documentation for information purposes, evidencing that the relevant finance documents are fully executed by all parties thereto and available for funding; provided that in relation to any funding from a high-yield bond issuance the Purchaser may provide evidence that cash is sitting in escrow as a result of such issuance.

11.5.7

For the avoidance of doubt, if all or any portion of the Purchaser’s financing for the transaction has not been received by the Purchaser by the date of Completion, then the Purchaser shall ensure that the Interim Facilities Agreement and its related documents become fully executed and shall borrow the relevant amounts under the Interim Facilities Agreement no later than the date of Completion in order to consummate the transactions envisaged under this Agreement.

11.5.8

The Purchaser shall keep the Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange or obtain the Debt Financing or any Alternative Debt Financing (as defined below).

11.5.9

In the event that the Purchaser becomes aware that any portion of the Debt Financing is unavailable in the manner or from the sources contemplated in the Debt Commitment Letters, the Purchaser will use its best endeavours to obtain alternative financing for such portion from alternative sources (the “Alternative Debt Financing”). Such Alternative Debt Financing shall not:

(a)

reduce the aggregate amount of the Debt Financing provided for in the Debt Commitment Letters as in effect on the date hereof (unless Alternative Debt Financing is then made available) (including by changing the amount of fees or original issue discount contemplated by the Debt Commitment Letters as in effect on the date hereof) to an amount insufficient to enable the Purchase to complete the Transaction;

(b)

expand the conditions or other contingencies relating to the receipt or funding of the Debt Financing beyond those expressly set out in the Debt Commitment Letters as in effect on the date hereof, or change any of such conditions or other contingencies set out in the Debt Commitment Letters as in effect on the date hereof in a manner adverse to the Purchaser (whether by making any such conditions or other contingencies less likely than such conditions expressly set out in the Debt Commitment Letters as in effect on the date hereof to be satisfied on a timely basis or otherwise) or impose any new or additional condition or other contingency relating to the receipt or funding of the Debt Financing than those expressly set out in the Debt Commitment Letters as in effect on the date hereof, other than in respects consented to in writing by the Seller in advance (such consent shall not be unreasonably withheld, conditioned or delayed if the new, changed or additional conditions are not materially adverse to the Seller); or

(c)

contain terms that (1) could delay Completion or the date on which the Debt Financing would be obtained or make the timely funding of the Debt Financing less likely to occur, (2) adversely impact the ability of the Purchaser to enforce its rights against any of the other parties to the Debt Commitment Letters or definitive financing agreements or (3) are otherwise adverse to the interests of the Seller or its Affiliates in any material respect.

11.5.10

The Purchaser shall promptly deliver to the Seller complete and correct copies of all amendments, supplements, other modifications or agreements pursuant to which any Alternative Debt Financing shall be made available to the Purchaser. For purposes of this clause 11.5, subject to the terms of this clause 11.5, (i) the term “Debt Financing” shall also be deemed to include any Alternative Debt Financing, (ii) the term “Debt Commitment Letter” shall also be deemed to include any commitment letter (or similar agreement) or fee letter, as applicable, with respect to such Alternative Debt Financing as well as any commitment letter (or similar agreement) or fee letter, as applicable, as amended, supplemented or modified in accordance with this clause 11.5, (iii) the term “definitive agreements” shall also be deemed to include any definitive agreement with respect to such Alternative Debt Financing and (iv) the term “lender” shall also be deemed to include any lender under any Alternative Debt Financing.

11.5.11

Notwithstanding the foregoing, the Purchaser agrees that the obtaining of the Debt Financing, or any Alternative Debt Financing, is not a condition to Completion and the Purchaser shall remain obligated, subject only to the satisfaction of the Conditions, to complete the Transactions irrespective and independently of the availability of the Debt Financing or any Alternative Debt Financing.

11.5.12	Without limiting the generality of the foregoing, the Purchaser shall give the Seller prompt written notice (in no event later than two (2) days after obtaining knowledge) of:

(a)

any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) on the part of any party to any Debt Commitment Letters or definitive financing agreement;

(b)

the receipt by the Purchaser of any notice or other communication from any Person with respect to any actual or potential breach, default or dispute by or involving any party under any Debt Commitment Letter or definitive financing agreement;

(c)	any actual or purported withdrawal, modification, termination, rescission or repudiation of any Debt Commitment Letter or definitive financing agreement, or any provision thereof; and

(d)

any other circumstance that would adversely affect the ability of the Purchaser to obtain, prior to the date Completion is required to occur in accordance with clause 7.1 all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by any of the Debt Commitment Letters or by the definitive financing agreements.

11.5.13

As soon as reasonably practicable, but in any event within two (2) days after Seller delivers to the Purchaser a written request therefor, the Purchaser shall provide any information reasonably requested by the Seller relating to any circumstance referred to in clause 11.5.12. Notwithstanding the foregoing, compliance by the Purchaser with this clause 11.5 shall not relieve the Purchaser of its obligations to complete the Transactions, whether or not the Debt Financing (or any Alternative Debt Financing) is available.

11.5.14

This clause 11.5 shall not be terminated or modified in such a manner as to adversely affect any beneficiary of this clause 11.5 without the prior written consent of such affected beneficiary (it being agreed that the beneficiaries of this clause 11.5 shall be third-party beneficiaries of this clause 11.5).

11.6	Access

11.6.1

The Seller shall give Purchaser and its Representatives reasonable access, as the Purchaser may request in writing with reasonable advance notice, for the sole purpose of allowing the Purchaser to successfully transition the Business, during normal business hours and without undue interruption of the Business throughout the period prior to Completion, to all of the properties, books and records (other materials subject to confidentiality obligations or lawyer-client or other privilege, any books or records containing or depicting Intellectual Property rights of the Seller or any of its Affiliates and, for the avoidance of doubt, other than where access to such information is prohibited by applicable Law) to the extent relating to the Business, and will furnish, at the Purchaser’s expense, to the Purchaser and its Representatives during such period all such information (other than materials subject to confidentiality obligations or lawyer-client or other privilege, any such books or records containing or depicting Intellectual Property rights of the Seller or any of its Affiliates and, for the avoidance of doubt, other than where access to such information is prohibited by applicable Law) to the extent relating to the Business as the Purchaser may reasonably request; provided, that, in each case, such access may be limited to the extent the Seller reasonably determines, in light of the COVID-19 Pandemic (taking into account any “shelter-in-place” or similar order issued by a Governmental Entity), that such access would jeopardise the health and safety of any Business Employee or other employee of the Seller; provided, however, that the Seller shall use its reasonable endeavours to allow for such access or as much of such access as is possible in a manner that does not jeopardise the health and safety of such employees provided, further, that:

(a)

this clause 11.6 shall not entitle the Purchaser or its Representatives to access the properties, books or records of any third-party doing business with the Seller or its Affiliates to the extent related to any business of the Seller or its Affiliates other than the Business, in each case without the Seller’s prior written consent;

(b)

neither the Purchaser nor any of its Representatives shall conduct any invasive investigation or other sampling or testing of any environmental media (including groundwater, surface water, soil, soil gas, sediment, air, or building materials); and

(c)	this clause 11.6 shall not entitle the Purchaser or its Representatives to access information to the extent that it relates to any Excluded Assets or Excluded Liabilities.

The Purchaser will hold in confidence all information so obtained. The Purchaser and its Representatives shall not contact any suppliers, customers, landlords and other business relations of the Business or Business Employees regarding or in connection with the Transactions without the prior written consent of the Seller.

11.6.2

The parties acknowledge that the information being made available to the Purchaser and its Affiliates by the Seller and its Affiliates (or its Representatives) is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference, it being understood that the Purchaser and its Affiliates may disclose, on a confidential basis and in accordance with and subject to the terms of the Confidentiality Agreement, Confidential Information (as such term is defined in the Confidentiality Agreement) (i) to its Affiliates and their directors, officers, partners, consultants, members or employees; (ii) any actual or bona fide prospective investor in any fund advised or managed by KPS Capital Partners LP or any of its Affiliates or (iii) to any bank(s) and/or financial institution(s) participating in the Debt Financing, any Alternative Debt Financing or otherwise making facilities available to the Purchaser, any of its Affiliates or the Business in connection with the Transactions, provided that the persons referred to in (i), (ii) and (iii) are informed of the confidential nature of the information. Effective upon, and only upon, Completion, the terms of the Confidentiality Agreement will terminate solely with respect to information relating to the Business; provided that Purchaser acknowledges that any and all other information provided or made available to it or its Representatives concerning Seller or any of its Affiliates will remain subject to the terms and conditions of the Confidentiality Agreement and all other provisions of the Confidentiality Agreement shall survive in accordance with its terms after Completion.

11.7	Warranty Insurance

The Purchaser shall not waive, amend or modify the W&I Policy in a manner adverse to the Seller or otherwise amend the subrogation or third-party beneficiary provisions contained in the W&I Policy without the prior written consent of the Seller. The W&I Policy shall include a provision whereby the insurer expressly waives, and agrees not to pursue, directly or indirectly, any subrogation rights against the Seller or any of its Affiliates, including the Selling Entities, or any former or current shareholders or Representatives of any of the foregoing with respect to any claim made by any insured thereunder (except for fraud in connection with the Transactions). For the avoidance of doubt, the Purchaser agrees that the effectiveness of the W&I Policy is not a condition to Completion and the Purchaser shall remain obligated, subject only to the satisfaction of the Conditions, to complete the Transactions.

11.8	Split Contracts.

11.8.1

From the date of this Agreement until the expiration or termination of each Split Contract in accordance with its terms, the Purchaser and the Seller shall use reasonable endeavours to secure and effect an arrangement reasonably satisfactory to both parties under which the Business or the other businesses of the Seller and its Subsidiaries (other than the Transferred Entities) will, in compliance with applicable Law, upon and after Completion, obtain the benefits and bear the burdens associated with each Split Contract such that the Business or the other businesses of the Seller and its Subsidiaries (other than the Transferred Entities) would be placed in a substantially similar position as if Seller or the Purchaser (or one of their respective designees) executed a Contract on terms substantially similar in all material respects to those contained in the Split Contract with respect to the Business or the other businesses of the Seller and its Subsidiaries (other than the Transferred Entities), as applicable, or to otherwise endeavour to institute alternative arrangements intended to put the parties in substantially the same economic position as if such Split Contract were separated. For the avoidance of doubt, the Purchaser agrees that no separation, bifurcation, transfer, replacement, amendment or other modification of any Split Contract is a condition to Completion and the Purchaser shall remain obligated, subject only to the satisfaction of the Conditions, to complete the Transactions.

11.8.2

Upon the expiration or termination of each Split Contract in accordance with its terms, (i) the Purchaser or one of its Subsidiaries (including the Transferred Entities), in the event the Business obtains fifty percent (50%) or more of the revenue or incurs fifty (50%) or more of the spend under such Split Contract, or (ii) the Seller or one of its Subsidiaries (not including the Transferred Entities), in the event one of the businesses of the Seller or its Subsidiaries (not including the Business) obtains fifty percent (50%) or more of the revenue or incurs fifty percent (50%) or more of the spend under such Split Contract, shall, for a period of six (6) months following such termination or expiration, use reasonable endeavours to assist the other party (or its applicable Subsidiary) to enter into a new Contract with the applicable counterparty to such Split Contract on terms substantially similar in all material respects to those contained in the Split Contract with respect to the Business or the other businesses of the Seller and its Subsidiaries (other than the Transferred Entities), as applicable.

11.8.3

In connection with entering into any such new Contract, the Seller and the Purchaser shall use, and shall procure their respective Subsidiaries to use, their reasonable endeavours to ensure that each of the Seller and its Affiliates (other than the Transferred Entities) are released by such counterparty with respect to all liabilities and obligations relating to the Business and each Transferred Entity is released by such counterparty with respect to all liabilities and obligations not relating to the Business.

11.8.4

Subject to the limitations set out in Schedule 8, the Seller shall indemnify and hold harmless the Purchaser and its Affiliates against and from any and all Losses for claims by third-parties that may arise out of or relate to any breach of any obligations, covenants or agreements under any Split Contracts applicable to the Seller or any of its Affiliates (other than the Transferred Entities).

11.8.5

The Purchaser shall indemnify and hold harmless the Seller and its Affiliates against and from any and all Losses for claims by third-parties that may arise out of or relate to any breach of any obligations, covenants or agreements under any Split Contracts applicable to the Purchaser or any of its Affiliates.

11.8.6

Notwithstanding anything to the contrary in this Agreement, the Seller and its Affiliates shall have no obligation under this clause 11.8 with respect to any Shared Contracts that are not Split Contracts and shall have no obligation to procure the counterparty to any such Shared Contracts to enter into a new Contract with the Purchaser or any designee of the Purchaser, or assign in whole or in part to the Purchaser or any designee of the Purchaser the benefits and obligations under such Shared Contracts relating to the Business or to enter into any sub-contracting or other arrangements with respect to such Shared Contracts.

11.9	Pre-Completion Reorganisation

The Seller shall procure that: (a) the transactions set out in Schedule 10 of the Disclosure Letter and (b) to the extent not set out in Schedule 10 of the Disclosure Letter, the other transactions set out in the remainder of this clause 11.9, are completed prior to the Completion Date in the form and manner described in Schedule 10 of the Disclosure Letter pursuant to documentation made available in advance of such transactions to the Purchaser (such transactions collectively, the “Pre-Completion Reorganisation”), provided that, for the avoidance of doubt, such Pre-Completion Reorganisation shall include (i) the termination and unwinding of all intra-group loans relating to the Transferred Entities or the Business, (ii) the release of all liens, security, guarantees or other Encumbrances with respect to the Business (including, without limitation, the Transferred Assets and the Transferred Entities) in connection with any existing credit facilities or indentures of the Seller or its Affiliates, (iii) the transfer of Wisbech to a Transferred Entity and (iv) the transfer of the site located in Chatillon-sur-Seine, France to a Transferred Entity. The Seller shall keep the Purchaser reasonably informed with respect to the status of the Pre-Completion Reorganisation and the transactions contemplated thereby and co-operate in good faith in connection with the Purchaser’s reasonable requests for information related to the Pre-Completion Reorganisation.

11.10	Shareholders Agreement

Following the date of this Agreement, the parties agree to negotiate in good faith the terms of the Shareholders Agreement that shall substantially reflect the terms set out in SHA Term Sheet set out in Schedule 16.

11.11	Profit and Loss Transfer Agreements

11.11.1	Domination and Profit and Loss Transfer Agreements. CROWN Foodcan GmbH (“Crown Foodcan”) as well as CROWN Foodcan Germany GmbH (“Crown Foodcan Germany” together with Crown Deutschland, the “PLTA-

Companies”) have each entered into a domination and profit and loss transfer agreement with German Seller as controlling entity each dated 1 September 2016 and effective as of 1 January 2016 (“PLTAs”). In addition, German Seller and Crown Commercial Germany GmbH & Co. KG (“Crown Commercial”) have entered into a domination agreement (“DA”) dated 1 September 2016.

11.11.2

Termination of Domination and Profit and Loss Transfer Agreement. Seller and German Seller shall procure that (i) German Seller terminates the PLTAs and the DA for cause with effect as of the Main Completion Date, (ii) all required corporate resolutions for the termination of the PLTA and DA have been resolved upon prior to or at the Main Completion Date and (iii) the PLTA-Companies and Crown Commercial register the termination of the PLTAs and, respectively, the DA with the competent commercial register of the PLTA-Companies and Crown Commercial without undue delay. German Seller may change the fiscal year (Geschäftsjahr) of the PLTA Companies and terminate the PLTAs with effect as of the end of such changed fiscal year; provided, that if German Seller intends to implement a change in the fiscal year it shall notify German Purchaser and Purchaser ten Business Days in advance of such change, keep German Purchaser and Purchaser reasonably informed of the timing and steps for implementation of such change and consider in good faith all reasonable comments from German Purchaser with respect to such change.

11.11.3	Relationship between Sellers and Purchaser.

(a)

Any amount owed at the Main Completion Date by the PLTA-Companies to German Seller according to the PLTAs (each a “Profit Transfer Claim”) will be considered as Indebtedness and any amount owed by German Seller to the PLTA-Companies or Crown Commercial according to the PLTAs and, respectively, the DA (each a “Loss Compensation Claim”) will be considered as cash for determining the Completion Net Cash; provided, for the avoidance of doubt, that any such amount treated as cash shall not be taken into account for purposes of the cap in the definition of Completion Cash. Such amounts shall be determined according to clauses 3.2 and 4.1 in accordance with German GAAP complying with the principle of accounting and valuation consistency. Any Losses for Taxes due in connection with a Profit Transfer Claim or Loss Compensation Claim (including in particular in connection with the settlement of such claim) have to be borne by Seller, and Seller shall indemnify the Purchaser, the German Purchaser and the PLTA Companies and Crown Commercial accordingly.

(b)

In the event that after the Main Completion Date the Seller, its Affiliates or any third party assert any claim against the PLTA-Companies, the Purchaser or any of its Affiliates under or in connection with the PLTAs or the DA (irrespective of whether legally required to do so or not), other than the Profit Transfer Claim for 2021, Seller shall indemnify Purchaser or, at Purchaser’s election, the PLTA-Companies or the relevant Affiliate (as applicable) from any Losses related to such claims.

(c)

Irrespective of whether the PLTAs and DA were validly terminated with effect prior to or as of the Main Completion Date, the Seller and its Affiliates and the Purchaser and its Affiliates shall for the purpose of their internal relationship treat each other as if the PLTAs and the

DA had been validly terminated with effect at the latest as of the Main Completion Date and shall cooperate in good faith to terminate the PLTAs or the DA as soon as reasonably practicable.

(d)

Any indemnification claims for Losses for Taxes pursuant to this clause 11.11.3 shall be subject to clause 12.7 and Schedule 8 (and any such claim for indemnification shall be treated as a “Claim” for such purpose).

11.12	Braunstone Business

The provisions of this clause 11 shall also apply, mutatis mutandis and as may be applicable between the date of this Agreement and the Main Completion Date, to the Braunstone Business. Where relevant in this clause 11, any references to: “Business” shall include the Braunstone Business; “Transferred Asset” shall include the Braunstone Assets; “Selling Entities” and/or “Asset Selling Affiliates” shall include Crown Packaging Manufacturing UK Limited; “Assumed Liabilities” shall include the Braunstone Assumed Liabilities; “Excluded Assets” shall include the Braunstone Excluded Assets; “Excluded Liabilities” shall include the Braunstone Excluded Liabilities; and “Business Employee” shall include the Braunstone Employees.

11.13	Dutch Merger Code Notification

The Seller and the Purchaser shall promptly after the date of this Agreement submit to the relevant trade unions and to the Dutch Social Economic Committee (Sociaal Economische Raad) a notification within the meaning of articles 3, 4 and 8 of the Dutch Merger Code (SER-Besluit Fusiegedragsregels 2015) and shall comply with the provisions of the Dutch Merger Code prior to Completion.

11.14	Post-Completion Wantage Agreement

11.14.1	The Parties acknowledge that:

(a)

the plans to be attached to the Post-Completion Wantage Agreement need to be agreed between the Parties and the Parties shall each act reasonably and each use reasonable endeavours to agree such plans:

(i)	without any Party obtaining an unintended commercial advantage and/or dis-advantage;

(ii)	taking due regard of the expected terms in Scenario D in Part B of Appendix 14; and

(iii)	as soon as reasonably practicable and using reasonable endeavours to do so at least two months prior to the anticipated Main Completion Date

(the “First Lease Condition”);

(b)

the tenant’s rights under the Post-Completion Wantage Agreement need to be agreed between the Parties. As soon as reasonably practicable after the plan of the area to be demised by the Post-Completion Wantage Agreement has been agreed between the Parties in accordance with clause 11.14.1(a) (or otherwise determined in accordance with clause 11.14.4), the Parties shall each act reasonably and each use reasonable endeavours to agree whether the rights proposed to be granted to the tenant in the Post-Completion Wantage Agreement are sufficient to enable the tenant to occupy the space demised by the plans and if they are not sufficient to agree any additional rights necessary:

(i)	without any Party obtaining an unintended commercial advantage and/or dis-advantage; and

(ii)	as soon as reasonably practicable and using reasonable endeavours to do so at least two months prior to the anticipated Main Completion Date

(the “Second Lease Condition”);

(c)

the schedule of condition to be attached to the Post-Completion Wantage Agreement needs to be agreed between the Parties. As soon as reasonably practicable after the plan of the area to be demised by the Post-Completion Wantage Agreement has been agreed between the Parties in accordance with clause 11.14.1(a) (or otherwise determined in accordance with clause 11.14.4), the Seller shall prepare a photographic schedule of condition of such area to be demised and the Parties shall thereafter each act reasonably and each use reasonable endeavours to agree such schedule of condition of such area to be demised:

(i)

with the intention that the schedule of condition documents the condition of the area to be demised by the Post-Completion Wantage Agreement as at the Post-Completion Wantage Agreement Completion Date;

(ii)	without any Party obtaining an unintended commercial advantage and/or dis-advantage; and

(iii)	using reasonable endeavours to do so as close to the Main Completion Date as practicable and at least two months prior to the anticipated Main Completion Date

(the “Third Lease Condition”); and

(d)

the “Annual Rent” as defined in the Post-Completion Wantage Agreement needs to be agreed between the Parties. As soon as reasonably practicable after the plan of the area to be demised by the Post-Completion Wantage Agreement has been agreed between the Parties in accordance with clause 11.14.1(a) (or otherwise determined in accordance with clause 11.14.4), the Parties shall each act reasonably and each use reasonable endeavours to agree such “Annual Rent”:

(i)	without any Party obtaining an unintended commercial advantage and/or dis-advantage;

(ii)	taking due regard of the expected terms in Scenario D in Part B of Appendix 14;

(iii)	using reasonable endeavours to do so and at least two months prior to the anticipated Main Completion Date;

(iv)	applying the following rents:

(1)	£70 for each m² of workshop space (measured on a gross internal area basis)

(2)	£162 for each m² of laboratory space (measured on a net internal area basis); and

(3)	£243 for each m² of office space (measured on a net internal area basis); and

(v)

providing that in relation to the corridors, if they are in shared areas, they shall not form part of the measurement, whereas if they are in blocks or buildings, then they shall be included in the measurement,

(the “Fourth Lease Condition”).

11.14.2

The Purchaser shall as soon as reasonably practicable notify the Seller of the identity of the tenant in the Post-Completion Wantage Agreement (the “Nominated Tenant”) and if in the Seller’s opinion, acting reasonably, such party is not of a sufficient financial standing to perform the tenant covenants in the Post-Completion Wantage Agreement, the Seller can request that a guarantor is provided by the Nominated Tenant, to provide the guarantee in the form at Part A of Appendix 14 (the “Fifth Lease Condition”). The Parties shall each act reasonably and each use reasonable endeavours to agree the Nominated Tenant and any guarantor:

(a)	without any Party obtaining an unintended commercial advantage and/or dis-advantage;

(b)	taking due regard of the expected terms in Scenario D in Part B of Appendix 14; and

(c)	as soon as reasonably practicable and using reasonable endeavours to do so at least two months prior to the anticipated Main Completion Date.

11.14.3	The Parties acknowledge that:

(a)

the schedule of transferred equipment to be attached to the Post-Completion Wantage Agreement at Annexure B is in a materially agreed form subject to minor adjustments to be agreed between the Parties and the Parties shall each act reasonably and each use reasonable endeavours to agree such adjustments:

(i)	without any Party obtaining an unintended commercial advantage and/or dis-advantage;

(ii)	as soon as reasonably practicable and using reasonable endeavours to do so at least two months prior to the anticipated Main Completion Date,

(iii)

and providing that the equipment that is removed or added as a result of the adjustments shall not have an aggregate value that exceeds $100,000 (one hundred thousand dollars) and shall not constitute any major or material business equipment,

(the “Sixth Lease Condition”);

11.14.4

If the First Lease Condition and/or Second Lease Condition and/or Third Lease Condition and/or Fourth Lease Condition and/or Fifth Lease Condition are not satisfied at least two months prior to the anticipated Main Completion Date (the “Outstanding Condition”), the following provisions shall apply:

(a)

the determination of the Outstanding Condition shall be referred to be determined by an independent chartered surveyor with at least 10 years’ experience in valuing properties and leases similar to the Post-Completion Wantage Agreement who is a Member or Fellow of the Royal Institution of Chartered Surveyors and appointed in accordance with this clause 11.14.4 (an “Expert”);

(b)	the parties will agree on the appointment of the Expert and will agree with the Expert the terms of the appointment;

(c)

if the parties are unable to agree on an Expert within five (5) Business Days of either party serving details on the other (or such longer period as agreed between the parties), either party will then be entitled to request the President for the time being of the Royal Institution of Chartered Surveyors to appoint the Expert and to agree the Expert the terms of the appointment;

(d)

if the Expert dies or becomes unwilling to act or becomes incapable of acting or if for any other reason the President for the time being of the Royal Institution of Chartered Surveyors (in his absolute discretion) thinks fit he may, in writing, discharge the Expert and appoint another in his place;

(e)	the Expert will act as an expert and not as an arbitrator;

(f)

the parties will be entitled to make submissions to the Expert and counter-submissions, provided that no party may meet with the Expert on an ex parte basis and a copy of any submission or counter-submission to the Expert shall be provided to the other party;

(g)	the Expert shall take due regard of the expected terms in Scenario D in Part B of Appendix 14;

(h)	the Expert shall determine the Outstanding Condition no later than 15 Business Days prior to the anticipated Main Completion Date;

(i)

the Expert’s fees and any costs properly incurred by the Expert in arriving at a determination (including any fees and costs of any advisers appointed by the Expert) will be borne by the parties equally or in such other proportions as the Expert will direct, and each party will bear its own costs in relation to the reference to the Expert; and

(j)

the Expert’s decision as to the Outstanding Condition will be final and binding on the parties in the absence of manifest error or fraud and the Outstanding Condition shall be deemed satisfied on the date of such determination by the Expert.

11.14.5	No later than five (5) Business Days after the later of the date of satisfaction of all Lease Conditions except for the Seventh Lease Condition:

(a)	procure that Crown Packaging Manufacturing UK Limited (company number 10352429) (the “Landlord”) serves notice on:

(i)	the Nominated Tenant; and

(ii)	(if required pursuant to clause 11.14.2), the guarantor party,

in accordance with section 38(A)(3)(a) of the Landlord and Tenant Act 1954 in respect of the tenancy to be granted by the Post-Completion Wantage Agreement (the “Warning Notice”); and

(b)	prepare and deliver to each of the Nominated Tenant and (if required pursuant to clause 11.14.2) any guarantor party an engrossment of the Post-Completion Wantage Agreement.

11.14.6

On receipt of the Warning Notice, the Nominated Tenant and any guarantor shall swear statutory declarations in accordance with paragraph 4 of Schedule 2 to the Regulatory Reform (Business Tenancies) (England and Wales) Order 2003 in respect of the tenancy to be granted by the Post-Completion Wantage Agreement (the “Seventh Lease Condition”).

11.14.7

The Seller shall procure that the Landlord grants to the Nominated Tenant and any guarantor, and the Nominated Tenant and any guarantor shall accept, the Post-Completion Wantage Agreement, on the Post-Completion Wantage Agreement Completion Date; provided that the Landlord is not obliged to grant the Post-Completion Wantage Agreement if the Nominated Tenant and any guarantor, have not sworn statutory declarations in accordance with paragraph 4 of Schedule 2 to the Regulatory Reform (Business Tenancies) (England and Wales) Order 2003 in respect of the tenancy to be granted by the Post-Completion Wantage Agreement.

11.14.8	The Purchaser confirms on behalf of the Nominated Tenant and any guarantor that its solicitors are authorised to accept service of the section 38(A)(3)(a) of the Landlord and Tenant Act 1954.

11.14.9

Notwithstanding the obligations on the Seller and the Purchaser under this clause 11.14, the parties acknowledge that a binding contract for the Landlord to grant the Post-Completion Wantage Agreement and for the Nominated Tenant (and any guarantor) to accept the Post-Completion Wantage Agreement shall not arise unless and until the Lease Conditions have been satisfied.

12.	POST-COMPLETION MATTERS

The Seller agrees with the Purchaser, and the Purchaser agrees with the Seller, that during the period commencing after the Main Completion as follows:

12.1	Use of Transferred Intellectual Property by the Seller

The Purchaser hereby grants to the Seller and its Affiliates permission to use the Transferred Intellectual Property transferred to the Purchaser pursuant to this Agreement during the term of the Transitional Services Agreement solely to the extent required by the Seller and its Affiliates to provide the services described therein to the Purchaser or its Affiliates.

12.2	Use of the Seller Intellectual Property by the Purchaser

12.2.1

The Purchaser hereby acknowledges that (a) the Seller and its Subsidiaries (other than the Transferred Entities) own all right, title and interest in and to all Intellectual Property rights with respect to the Seller’s or its Subsidiaries’ Intellectual Property, including the Brand, Software and Databases, other than (on a post-Completion basis) the Transferred Intellectual Property (collectively, the “Seller Intellectual Property”), and (b) except for the rights in Seller Intellectual Property that are expressly licensed to the Purchaser under any Ancillary Agreement and as expressly provided in this clause 12.2, any and all right of the Transferred Entities to use the Seller Intellectual Property shall terminate at Completion and shall immediately revert to the Seller and its Subsidiaries (other than the Transferred Entities). The Purchaser further acknowledges that it has no rights or interests, and is not acquiring any rights or interests, directly or indirectly, through the Transferred Entities or otherwise, to use the Seller Intellectual Property, except as expressly provided herein and in any Ancillary Agreement.

12.2.2

Subject to the provisions set out in this clause 12, the Purchaser and the Transferred Entities are not granted any right to, and shall not, use the Brand or any substantially similar name in any company name, including any d/b/a.

12.2.3

For the purpose of reasonably winding down the use of the Seller Intellectual Property, during the applicable periods specified below (the “Wind-Down Periods”), the Seller hereby grants to the Purchaser and the Transferred Entities permission to use certain Seller Intellectual Property and the Brand pursuant to this Agreement as follows:

(a)

during the 18 months following the Completion Date, to use all of the Transferred Entities’ existing stock of product labelling, inserts, packaging (other than returnable packaging) and inventory in existence as at Completion, in each case that include the Brand (collectively, the “Existing Labelling”);

(b)

during the 6 months following the Completion Date, to (i) use all of the Transferred Entities’ existing letterheads, invoices, advertisements, promotional materials and other similar business documents in existence as at Completion, in each case that include the Brand and (ii) to create new product labelling, inserts, packaging and inventory, letterheads, invoices, advertisements promotional materials and other similar business documents, in each case that include the Brand in a manner substantially similar to the Existing Labelling (the “New Labelling”), in each case using the New Labelling in the manner used by Seller, the Asset Selling Affiliates, and the Share Selling Affiliates prior to the Completion Date;

(c)	during the 9 months following the Completion Date, to use existing building signage, signage on vehicles, electronic materials or any other materials that include the Seller Intellectual Property;

(d)

during the 3 months following the Completion Date, to use the Brand in any company name or d/b/a of any Transferred Entity in the same manner that the Brand is used in such company names and d/b/as of Completion;

(e)	during the 1 month following the Completion Date, to use the Brand in any employee email footer; and

(f)

to use the Brand on returnable packaging, uniforms and any fixed assets that use the Brand as of the Completion Date until such materials are rendered obsolete and are replaced in the ordinary course of business; provided, that the Purchaser uses commercially reasonable efforts, to the extent practicable, but no later than 3 months following the Completion Date to cover the Brand from such items that is not visible.

12.2.4

By the completion of the applicable wind-down periods identified in clause 12.2.3 above, without limiting the Purchaser’s rights under any Ancillary Agreement, the Purchaser will cease all use of the Seller Intellectual Property, including procuring the removal or obliteration of the Seller Intellectual Property from all labelling, inserts, packaging and inventory, letterheads, invoices, advertisements, promotional materials and other similar business documents, websites, electronic materials and building signage; provided that Purchaser shall not be required to remove or obliterate the Seller Intellectual Property from any returnable packaging, uniforms or any fixed assets or non-customer facing materials, provided that Purchaser uses commercially reasonable efforts, to the extent practicable, to cover the Seller Intellectual Property from such items such that it is not visible. In no event later than 3 months following Completion, the Purchaser will amend the Transferred Entities’ corporate documents as necessary to (i) change the name for each Transferred Entity whose name incorporates the Brand so that such new name does not incorporate the Brand or any substantially similar name and (ii) to reflect such new name accordingly.

12.2.5

Upon the Seller’s reasonable request and at Seller’s expense, the Purchaser shall, and shall procure the Transferred Entities, as applicable, to promptly (i) execute all assignment, transfer and other documents and (ii) take all steps, in each case, that the Seller reasonably believes are necessary to confirm, effectuate or otherwise evidence or record the Seller’s or its Subsidiaries’ (other than the Transferred Entities’) Intellectual Property rights in and to, and control over, the Brand, including the domain names or social media identifiers, handles or tags incorporating the Brand.

12.2.6

Except as expressly provided in this clause 12.2, no right to use the Brand or any other Seller Intellectual Property is granted hereunder by the Seller or any of its Affiliates, whether by implication or otherwise, and nothing hereunder permits the Purchaser, its Affiliates or, after Completion, the Transferred Entities to use the Brand in any manner other than in accordance with clause 12.2.3 or to or to use, register or seek to register, or to permit, cause or assist any third-party to use, register or to seek to register, the Brand in any jurisdiction, including, a trademark, service mark, trade name, domain name or otherwise, any trademark, logo or other designation which is identical with or substantially similar to any trademarks included in the Seller Intellectual Property, including the Brand. The Purchaser shall not do any act which would or (so far as Purchaser is aware) is likely to invalidate any Seller Intellectual Property or be inconsistent with the rights, ownership or use (as the case may be) by Seller or its Affiliates of the Seller Intellectual Property, or impair the rights of Seller and its Subsidiaries. The Purchaser shall ensure (i) that no notices of proprietary rights pertaining to the Seller Intellectual Property on the Existing Labelling are deleted, modified or otherwise obscured and (ii) that all such notices of proprietary rights appear on the New Labelling in the substantially same form, where reasonably practical and according to customary practices, in which such notices appeared in the corresponding Existing Labelling prior to the Completion Date. Any and all goodwill generated by the use of the Brand, including under this clause 12.2, shall inure solely to the benefit of the Seller and its Subsidiaries (other than the Transferred Entities). The parties agree that nothing in this clause 12 shall require Purchaser to amend, modify or change any pre-existing documents (whether electronic or any other medium) that are archived on electronic back-up systems in the usual operations of the relevant person or in accordance with the bona fide document retention policies or to remove the Brand from any tooling or equipment included in the Transferred Assets, to the extent the use of the Brand in such tooling or equipment is not visible to consumers.

12.2.7

The Purchaser agrees that none of the Seller or its Subsidiaries (excluding the Transferred Entities) shall have any responsibility for claims by third-parties arising out of, or relating to, the use by the Purchaser or the Transferred Entities of any Brand or any other Seller Intellectual Property after the last to expire Wind-Down Period specified in clause 12.2.3.

12.2.8

Subject to the limitations set out in Schedule 8, the Seller shall indemnify and hold harmless the Purchaser and its Affiliates against and from any and all Losses for claims by third-parties that may arise out of the use of the Seller Intellectual Property during the term of the Wind-Down Periods and Transitional Services Agreement (including claims of infringement of the Intellectual Property rights of any third-party), other than any use by the Purchaser, its Affiliates or, after the Completion, the Transferred Entities in violation of or outside the scope permitted by this clause 12.2.

12.2.9

The Purchaser shall indemnify and hold harmless the Seller and its Affiliates against and from any and all Losses for claims by third-parties that may arise out of the use of the Seller Intellectual Property by the Purchaser, its Affiliates or, after Completion, the Transferred Entities in breach of or outside the scope permitted by this clause 12.2 or the Transitional Services Agreement.

12.3	Access

12.3.1

For 6 years following Completion, the Purchaser will permit the Seller and its duly authorised Representatives (a) access during normal business hours (upon 24 hours’ written notice to the Purchaser and at the Seller’s cost and expense) to all employees, Contracts, books, records, data, equipment, facilities, products and other information relating to the Business or to the Transferred Assets or Assumed Liabilities conveyed and assumed at Completion, and (b) to make copies of any written Contracts, books, records, data and other information covered by clause (a) above, except where providing copies is prohibited by applicable Law, provided that such access shall only be granted for the purposes of complying with Tax reporting and other legal requirements and to the extent required in relation to the Excluded Liabilities; provided that the foregoing provision shall, with respect to such information that directly pertains to the Proceedings involving any Excluded Liability only, be automatically extended for an additional 6 years following Completion if, as of the 6-year anniversary of the Completion Date, any Proceedings involving any Excluded Liability are pending or have been threatened.

12.3.2

The Seller agrees that, after Completion, the Purchaser or its authorised Representatives may, at Purchaser’s cost and expense, make copies of those books and records (or redacted portions thereof) that have not been transferred to the Purchaser and relate predominantly to the Business, except where providing copies is prohibited by applicable Law. The Purchaser shall reimburse the Seller for reasonable expenses incurred in providing such assistance.

12.3.3

Notwithstanding anything to the contrary in this Agreement, after Completion, the Purchaser shall, and shall cause its Affiliates and Representatives to, cooperate with the Seller and promptly provide, at the Seller’s cost and expense, such assistance as the Seller may reasonably request in connection with the prosecution or defence of any claim, action, suit or proceeding arising after Completion which relates to the Business (including predecessor entities of the Transferred Entities) or to the Transferred Assets or Assumed Liabilities conveyed and assumed at Completion, including, but not limited to, providing the Seller with reasonable access to and use of all relevant employees, Contracts, books, records, data, equipment, facilities, products and other information and making available its and its Affiliates’ officers and employees for depositions, pre-trial discovery and as witnesses at trial (or equivalent events in administrative or arbitration proceedings), if required.

12.3.4

Notwithstanding the foregoing, such access may be limited to the extent Seller or the Purchaser, as applicable, reasonably determines, in light of the COVID-19 Pandemic (taking into account any “shelter-in-place” or similar order issued by a Governmental Entity), that such access would jeopardise the health and safety of any employee of the Seller or the Purchaser; provided, however, that the Seller and the Purchaser shall use their reasonable endeavours to allow for such access or as much of such access as is possible in a manner that does not jeopardise the health and safety of such employees (including in light of the COVID-19 Pandemic).

12.4	Insurance

12.4.1

The coverage under all current and historical insurance policies related to the Business and arranged or maintained by the Seller or its Affiliates is only for the benefit of the Seller and its Affiliates, and not for the benefit of the Purchaser or the Business, other than to the extent explicitly set out in this clause 12.4.

12.4.2

Seller and its Affiliates shall provide ongoing access to the Purchaser or the Business to such insurance policies for claims that relate to the pre-Completion Date loss events that are known and reported prior to Completion (with such restriction not to apply to losses occurring policies for pre-Completion loss events), subject to the terms of the applicable insurance policy, including any applicable deductibles.

12.4.3

In addition, in relation to any claims made pursuant to policies and liability coverage for directors and officers of the Business, the Seller will ensure that “extended discovery period,” “run-off” or similar cover is in place to ensure ongoing coverage for pre-Completion Date loss events for a period of 6-years following the Completion Date (in line with the same limits and deductibles in place pre-Completion).

12.4.4

From the date of this Agreement to the Completion Date, the Seller and the Purchaser shall cooperate to obtain insurance coverage for claims relating to public, cyber and products liability that have been incurred but not reported (“IBNR Claims”), including pursuant to a “tail” policy with respect to the existing policies of the Seller and its Affiliates and/or a “nose” policy with respect to the future policies of the Purchaser and its Affiliates. The Purchaser shall obtain, at its expense, such coverage if it is available at a reasonable cost and on reasonable terms (including with respect to the applicable deductible). If such coverage is not available or it is not available at a reasonable cost or on reasonable terms, then the Purchaser may notify the Seller prior to the Completion Date if it elects to purchase coverage from the Seller for IBNR Claims, and the Seller shall provide such coverage (the “Seller Backstop”); provided that (a) the Seller shall only be required to provide such coverage to the extent that coverage would have otherwise been available to the Seller if not for the Completion pursuant to the policies of the Seller and its Affiliates as of the date of this Agreement set out in Schedule 17 of the Disclosure Letter, (b) the Seller Backstop shall be subject to the caps and other limitations set out in such policies, (c) such IBNR Claims shall not relate to occurrences more than one year prior to the Completion Date, (d) the Purchaser shall not make any IBNR Claims against the Seller, and the Seller shall not be responsible to provide any such coverage, pursuant to this clause 12.4.4 following the date that is one year after the Completion Date, (e) with respect to the Seller Backstop, the Purchaser shall pay the Seller the amount of $500,000 at Completion pursuant to clause 3.1.3 and (f) any claims under the Seller Backstop shall be subject to a deductible of $1,000,000.

12.4.5

To the extent that there are third party (including captive insurance arrangements) “occurrence” based insurance policies in relation to events occurring prior to Completion in respect of insurable losses that occurred prior to Completion but involved a Transferred Asset or Transferred Entity, the Seller shall use its reasonable efforts to cooperate and to cause its Affiliates to cooperate in submitting insurance claims and to use its reasonable efforts to secure such benefits on behalf of the Purchaser; it being understood and agreed that the retention by the Business of the benefit of such policies of insurance shall, to the extent such coverage also exists with respect to the Seller or any of its current or former Affiliates (other than any Transferred Entity), be without prejudice to the rights of the Seller or such other current or former Affiliates (other than any Transferred Entity) to continue to retain the benefit of such policies of insurance at and after the Completion Date as such policies were in effect on the date prior to the Completion Date and, to the extent that such insurance policies covering property or business interruption losses are subject to maximum limits on liability (after deducting the value of pending claims), the maximum amount of claims submitted on behalf of the Business (it being understood that there shall be no set aside or reservation of such coverage for the Business) shall not exceed an amount equal to (i) such maximum remaining insurance coverage under any Seller’s policy as of the Completion Date multiplied by (ii) a ratio equal to (x) the total assets of the Business at the Balance Sheet Date (as disclosed in the Financial Statements) divided by (y) the total assets of the Business at the Balance Sheet Date (as disclosed in the Financial Statements) plus the total assets of all other businesses of the Seller and its Affiliates covered by such insurance policy at the Balance Sheet Date.

12.4.6

Any claims made under the insurance policies referred to in clause 12.4.5 in respect of the Business shall be administered and collected by the Seller (or by a claims handler appointed by the Seller) who shall use its reasonable efforts to collect any proceeds under such insurance policies for the benefit of the Purchaser. The Purchaser shall cooperate fully with the Seller to enable the Seller to comply with the requirements of the relevant insurer, and the Purchaser shall provide such information and assistance as the Seller may reasonably request in connection with any such claim. Any monies received by the Seller as a result of such claims shall be paid over to the Purchaser, net of all reasonable costs and expenses of recovery (including any deductibles, all handling and collection charges by any claims handler appointed by the Seller). If insurance coverage for a claim is denied or proposed to be denied by the insurer, the Seller shall not be required to initiate any legal action against the insurer.

12.4.7

As at the Completion Date and consistent with clause 2.1, the Purchaser agrees to arrange for its own insurance policies with respect to the Business covering loss events taking place from and after Completion and agrees not to seek, through any means, to benefit from any of the Seller’s or its Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Business with respect to loss events occurring for the period from and after Completion. The Seller will provide the Purchaser with access to all pre-Completion insurance-related information including exposure, loss and policy information in order to facilitate the post-Completion insurance programme placement for the Business. The Seller will continue to provide both market and retained loss information for 6 years post-Completion, at no cost to the Purchaser.

12.4.8

The Seller will provide a pro rata return, payable to the Purchaser, of the current annual premium/internal premium recharges to the Business in relation to the unexpired portion of the Seller’s current insurance coverage which will cease to protect the Business at Completion in relation to post-Completion loss events.

12.5	Payments from Third-Parties

In the event that, on or after the Main Completion Date, either party shall receive any payments or other funds due to the other pursuant to the terms of any of the Transactions Documents, then the party receiving such funds shall promptly forward such funds to the proper party. The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third-parties for the account of the other party in the event there is a dispute regarding any other issue under any of the Transactions Documents.

12.6	Assurances

12.6.1

Subject to clause 2.1.15, for a period of up to one year after the Main Completion Date, if either the Purchaser or the Seller becomes aware that any of the Transferred Assets has not been transferred to the Purchaser or that any of the Excluded Assets has been transferred to the Purchaser, it shall promptly notify the other and the parties shall, as soon as reasonably practicable, ensure that such property is transferred, at the Purchaser’s expense and with any necessary prior third-party consent or approval, to:

(a)	the Purchaser, in the case of any Transferred Asset which was not transferred at Completion; or

(b)	the Seller, in the case of any Excluded Asset which was transferred at Completion.

12.6.2

Without prejudice to any other rights and remedies of the parties under this Agreement, if, on or before the date which is eighteen (18) months following the Main Completion Date, the Purchaser or the Seller becomes aware that:

(a)

any assets or rights that predominantly relate to the Business and that do not constitute Excluded Assets or Excluded Liabilities are in the possession or legal ownership of a Seller or its Affiliates, i.e., such assets were erroneously not identified as Transferred Assets or Transferred Shares; or

(b)

any assets or rights that do not predominantly relate to the Business and that do not constitute Transferred Assets, Transferred Shares or Assumed Liabilities, are in the possession or legal ownership of a Purchaser or its Affiliates, i.e., such assets were erroneously not identified as Excluded Assets or Excluded Liabilities, the Seller or the Purchaser (as the case may be) may give notice of this to the other party. If such notice is given, the parties shall, as soon as practicable and so far as it is legally capable, transfer or procure the transfer of such assets to the Purchaser or its nominee or the Seller or its nominee, as applicable.

12.7	Tax Matters

12.7.1

The Seller shall prepare and file (or procure to be prepared and filed) (i) all Tax Returns of any Seller Consolidated Group for all relevant tax periods ending on or before the Completion Date and (ii) consistently with the past practices of the Transferred Entities unless otherwise required by applicable Tax Law, all Tax Returns of any Transferred Entities for any Pre-Completion Tax Period ending on or before December 31, 2020 (any such Tax Return pursuant to this clause 12.7.1(ii), a “Seller Prepared Tax Return”), in each case which are first due (taking into account applicable extensions) following Completion. The Seller shall provide a draft of such Seller Prepared Tax Return to the Purchaser a reasonable period before such Seller Prepared Tax Return is due to the relevant Taxing Authority and shall incorporate any reasonable comments timely received with respect to such Seller Prepared Tax Returns from the Purchaser. The Purchaser shall prepare and file (or procure to be prepared and filed) all other Tax Returns of the Transferred Entities for any Pre Completion Tax Period that are required to be filed after the Completion Date (taking into account all applicable extensions of time for filing) (any such Tax Return, a “Purchaser Prepared Tax Return”). The Purchaser shall prepare all Purchaser Prepared Tax Returns consistently with the past practices of the Transferred Entities unless otherwise required by applicable Tax Law. If any Purchaser Prepared Tax Return related to any Taxes for which Seller has an indemnity obligation pursuant to clause 12.7.8, the Purchaser shall provide a draft of such Purchaser Prepared Tax Return to the Seller a reasonable period before such Purchaser Prepared Tax Return is due to the relevant Taxing Authority and shall incorporate any reasonable comments timely received with respect to such Purchaser Prepared Tax Returns from the Seller. Except to the extent already taken into account in the Purchase Price, Seller shall be responsible for and pay, five (5) Business Days prior to the date on which they are due to the applicable Taxing Authority, all Taxes attributable to the Pre-Completion Tax Period shown as due on any originally filed Seller Prepared Tax Return or Purchaser Prepared Tax Return. Without the Seller’s consent, the Purchaser and its Affiliates shall not (except as required by applicable Law or except as otherwise consistent with this Agreement or any Ancillary Agreement) make or change any Tax election, amend any Tax Return, approach any Taxing Authority, or enter into any transaction outside the ordinary course of business on the Completion Date but after Completion, in each case, that would be effective for the Pre-Completion Tax Period and that could reasonably be expected to give rise to a Claim for indemnification under this Agreement.

12.7.2

The Purchaser shall notify Seller within ten (10) Business Days (or as soon as reasonably practicable thereafter) of learning of any Tax Contest related to a Pre-Completion Tax-Period for which it has an indemnity obligation pursuant to this clause 12.7 or a Seller Consolidated Group (together with any Tax Contest with respect to the Specified Italian Refunds (the “Italian Refund Tax Proceedings”), a “Seller Tax Proceeding”), provided, however, that a failure to give such notice will not affect the rights of any Person to indemnification under this clause 12.7, except to the extent that the Seller is actually materially prejudiced thereby. The Seller shall control any such Seller Tax Proceeding, at its own expense. The Purchaser shall have the right to participate in any Italian Refund Tax Proceeding and any Tax Contest related to a Pre-Completion Tax Period (other than a Tax Contest relating to a Seller Consolidated Group), at its own expense. Seller shall have the right to settle (a) any Seller Tax Proceeding that relates to a Seller Consolidated Group in Seller’s sole discretion and (b) any Italian Refund Tax Proceeding or Tax Contest related to a Pre-Completion Tax Period (other than a Tax Contest relating to a Seller Consolidated Group) only with the consent of Purchaser (not to be unreasonably withheld, conditioned or delayed). If the Seller fails to assume control of any Seller Tax Proceeding within a reasonable period after being notified of such Seller Tax Proceeding, the Purchaser shall be entitled to control such Seller Tax Proceeding but shall keep Seller reasonably informed and shall not settle any such Seller Tax Proceeding without the consent of Seller (not to be unreasonably withheld, conditioned or delayed).

12.7.3

The Seller and the Purchaser shall (and shall procure their respective Affiliates to) reasonably cooperate with each other and provide any documentation and information as either of them reasonably request in paying any Taxes, filing any Tax Return, determining a liability for Taxes or an indemnity obligation with respect to Taxes under this Agreement, and conducting any Tax Contest, in each case related to the Transferred Assets, Assumed Liabilities or Transferred Entities. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities, United States Internal Revenue Service Forms 5471 and 8858 (and similar forms) for the Transferred Entities, and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess. Each of the Seller and the Purchaser shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided. Notwithstanding the foregoing, nothing in this Agreement shall be construed to require the Seller to provide to the Purchaser any Tax Return of, or other confidential Tax information (determined in Seller’s sole discretion) regarding, the Seller, any of the Seller’s Affiliates (other than the Transferred Entities) or any Seller Consolidated Group.

12.7.4

Each of the Seller and the Purchaser shall use commercially reasonable efforts retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the Transferred Entities, the Business or the Transferred Assets for any Pre-Completion Tax Period until the later of (i) the seventh (7th) anniversary of the Completion and (ii) the resolution of any ongoing contest or dispute to which such Tax Returns, schedules and work papers, and all material records and other documents are relevant.

12.7.5

Any Tax refunds received by the Purchaser (or its Affiliates) in the form of a cash payment from a Taxing Authority, or as Tax credits that reduce the Tax liability of the Purchaser (or its Affiliates), other than Tax refunds or Tax credits that arise as a result of the carryback of any Tax attribute from a Post-Completion Tax Period to a Pre-Completion Tax Period that are (i) Excluded Assets, (ii) Specified Italian Refunds, (iii) Taxes of a Transferred Entity and attributable to a Pre-Completion Tax Period for which Seller has an indemnity obligation pursuant to this clause 12.7, or (iv) related to the Seller Consolidated Taxes shall be for the account of the Seller (or the applicable Asset Selling Affiliate) and the Purchaser shall pay over to the Seller (either in its own right or on behalf of the applicable Asset Selling Affiliate) any such refund or pay to the Seller an amount equal to such credit within fifteen (15) Business Days after receipt or reduction in Tax liability as a result thereof. All refunds paid pursuant to this clause 12.7.5 shall be paid net of (a) the amount of any such refunds included in the calculation of the Final Purchase Price and (b) any costs or expenses (including Taxes) incurred in connection with the receipt of such refunds.

12.7.6

The Purchaser shall not make, and shall not cause or permit its Affiliates to make, any election pursuant to Section 338 of the U.S. Code with respect to the Transactions. The Seller and the Purchaser agree, and shall procure that their applicable Affiliates shall agree in writing in form and substance reasonably acceptable to Seller, to make the election under the U.S. Treasury Regulations Section 1.245A-5(e)(3)(i) to close the taxable years of the Transferred Entities with respect to which an extraordinary reduction occurs as a result of the Transactions as of the end of the day on the Completion Date. This clause 12.7.6, together with any such separate written agreements required by this clause 12.7.6, is intended to satisfy the requirement for a binding agreement under US Treasury Regulations Section 1.245A-5(e)(3)(i)(C)(2) with respect to each such Transferred Entity.

12.7.7

The Seller shall deliver on the date on which the Dutch Completion occurs to the competent Dutch Taxing Authority a request referred to in article 43, paragraph 1 of the Dutch Tax Collection Act (Invorderingswet 1990) for the termination of the Dutch Seller Consolidated Group for Value Added Tax purposes between the relevant members of such Dutch Seller Consolidated Group on the one hand, and the relevant Dutch Transferred Entities on the other hand as at the date on which the Dutch Completion occurs. A copy of the submitted request will be delivered by the Seller to the Purchaser as soon as reasonably practicable thereafter.

12.7.8

Except to the extent already taken into account in the Purchase Price, Seller shall indemnify, defend and hold harmless the Purchaser and its Affiliates, and its or their respective Representatives, each in their capacity as such (collectively, the “Purchaser Indemnified Parties”) from and against, without duplication, any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties to the extent arising out of or relating to: (i) any Excluded Tax Liabilities, and (ii) any Taxes of a Transferred Entity for a Pre-Completion Tax Period (including, for the avoidance of doubt, any Taxes arising out of, relating to or in respect of Tax arising from the Swiss principal structure and the termination thereof), and any Taxes of a Transferred Entity which arise as a consequence or by reference to any Event (including any Taxes of a Transferred Entity by reason of secondary or transferee liability) which occurred on or before the Completion Date or was deemed to occur on or before the Completion Date for the purpose of any Tax, including any Value Added Tax, even if such Taxes or Value Added Tax are due and payable under applicable Law (including a court order or legal settlement) to a person other than a Governmental Entity, (iii) any Indirect

Capital Gains Taxes; (iv) any Taxes arising out of, relating to or in respect of the Pre-Completion Reorganization, (v) any German trade tax (Gewerbesteuer), if any, assessed against Crown Commercial as a result of the sale and transfer of Crown Commercial, and (vi) any liability that a Transferred Entity domiciled in Spain incurs under Article 43.1 f) of the Spanish Law 58/2003, of 17 December, on General Taxation Act, and/or any similar liability foreseen in the equivalent applicable Law in each of the Spanish Basque territories and/or Navarre.

12.7.9

For purposes of this Agreement, in the case of any Straddle Period, (a) ad valorem or similar Taxes imposed on a periodic basis of or imposed on the Transferred Entities, the Business or the Transferred Assets allocable to the Pre-Completion Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Completion Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period and (b) any other Taxes of the Transferred Entities, the Business or the Transferred Assets allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Completion Date on a closing of the books basis, provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Completion Date and the period beginning after the Completion Date in proportion to the number of days in each period.

12.8	Transitional Services Agreement, Shareholders Agreement and other ancillary agreements

12.8.1

At the Main Completion, the Purchaser and the Seller shall, and shall cause their respective relevant Affiliates to, enter into, execute and deliver the Transitional Services Agreement, the Shareholders Agreement and the other Ancillary Agreements.

12.8.2

At the Main Completion or as soon as practicable after the Main Completion, for each jurisdiction in which the entry into any agreement, the filing of any document or instrument or the conducting of any formalities may be necessary to effect the Transactions (including the transfer of any Transferred Assets or Transferred Entities) in such jurisdiction, the Purchaser and the Seller shall enter into such agreements, make any such filings and conduct any such formalities, including the entry into an appropriate Local Transfer Agreement, in the form of Appendix 3 but subject to clause 2.1.13, executed in accordance with local Law (including any requirements that execution be in notarised, notarial or certified form) with respect to such jurisdiction, and including the making of any necessary arrangements for powers of attorney, legal opinions or certifications, know-your-customer requirement compliance materials, transfers of shareholdings, beneficial ownership, officer or director registers or ledgers or other similar materials as may be required by local Law, in each case, if necessary or appropriate in order to effect the Transactions.

12.9	Obligor Arrangements

12.9.1

The Purchaser acknowledges that, in the Ordinary Course of Business, the Seller and its Affiliates may have entered into various arrangements (i) in which guarantees, bonds or similar arrangements were issued by the Seller or its Affiliates and (ii) in which the Seller or its Affiliates are the primary obligors on other Contracts, in each case to support or facilitate the Business (such arrangements, “Obligor Arrangements”), each of which, the Purchaser understands, shall not continue after Completion.

12.9.2

The Purchaser (i) shall use its reasonable endeavours to obtain replacement Obligor Arrangements that will be in effect at the Main Completion or as promptly as practicable after the Main Completion or, in the case of Obligor Arrangements described in clause (ii) of clause 12.9.1, will either terminate the business transactions or programs of the Business supported or facilitated by such Obligor Arrangements or arrange for itself or one of its Affiliates to be substituted as the primary obligor thereon as at Completion, and (ii) shall not amend or modify any contract or agreement subject to an Obligor Arrangement in a manner adverse to the Seller or any of its Affiliates without the prior written consent of the Seller.

12.9.3

In the event that the Purchaser is unable to satisfy the terms of clause 12.9.2, the Purchaser shall indemnify and hold harmless the Seller and its Affiliates against and from any and all claims that may arise out of or relate to the Obligor Arrangements following Completion.

12.9.4

Nothing contained in this clause 12.9 shall (i) in any way obligate the Purchaser to participate in replacing or to procure debt financing for the Seller or any of its Affiliates with respect to any credit facilities or indentures of the Seller or any of its Affiliates in effect as of the date of this Agreement (ii) give rise to or indicate acknowledgment or assumption of any liability of the Purchaser or the Business with respect to any credit facilities or indentures of the Seller or any of its Affiliates in effect as of the date of this Agreement or (iii) impact the obligation of the Purchaser pursuant to clause 2.1.7.

12.9.5

Until the Purchaser satisfies the terms of clause 12.9.2 in respect of the Newcastle Lease and Mansfield Leases, the Seller shall procure that no event happens to the Crown Packaging Manufacturing UK Limited (company number 10352429) as guarantor under the Newcastle Lease and Mansfield Leases that would give rise to any right of re-entry under the Newcastle Lease and/or any Mansfield Lease, and the Seller shall indemnify and hold harmless the Purchaser and its Affiliates from and against any and all Losses incurred or suffered arising out of or relating to any breach of this clause 12.9.5.

12.10	Cooperation Regarding Audit Matters

The Purchaser shall, and shall cause its Affiliates and Representatives to, provide the Seller and its Affiliates and Representatives on a timely basis (upon at least ten (10) Business Days’ written notice to the Purchaser and at the Seller’s cost and expense) with such cooperation and information as may be reasonably requested by or on behalf of the Seller in connection with the Seller’s preparation, review and audit of any financial statements of the Business that are required to be included in the financial reports and other public disclosures of the Seller or its Affiliates, including without limitation (a) furnishing the Seller with all documentation and other information reasonably requested by the Seller, (b) making the Purchaser’s Representatives knowledgeable about the Business available during the Purchaser’s normal business hours and upon reasonable advance written notice to cooperate and assist the Seller and participate in a reasonable number of meetings and presentations, and (c) authorizing any registered public accounting firm utilized by the Purchaser or any of its Affiliates to share its work papers and other information of such firm related to the financial statements of the Business.

12.11	Defence of Actions

Any Person seeking indemnification pursuant to this Agreement (an “Indemnified Party”) shall permit the Person providing indemnification hereunder (an “Indemnifying Party”), at the Indemnifying Party’s option and expense, to assume the defence of any Claim based on any action, suit, proceeding, claim, demand or assessment by any third-party with full authority to conduct such defence and to settle or otherwise dispose of the same and the Indemnified Party will fully cooperate in such defence; provided the Indemnifying Party will not, in defence of any such action, suit, proceeding, claim, demand or assessment, except with the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement (a) which provides for any relief other than the payment of monetary damages or (b) which does not include as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all liability in respect thereof. After notice to the Indemnified Party of the Indemnifying Party’s election to assume the defence of such action, suit, proceeding, claim, demand or assessment, the Indemnifying Party shall be liable to the Indemnified Party only for such legal or other expenses subsequently incurred by the Indemnified Party in connection with the defence thereof at the request of the Indemnifying Party. The Indemnified Party shall provide the Indemnifying Party with all assistance as reasonably requested by the Indemnifying Party, including access to all documents, employees and data as reasonably needed to prepare the defence assumed by the Indemnifying Party. As to those third-party actions, suits, proceedings, claims, demands or assessments with respect to which the Indemnifying Party does not elect to assume control of the defence, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defence, at its cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same. The Indemnified Party will not settle any Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.

12.12	Parma

12.12.1

The Parties agree that, to the extent that the transfer of the beverage can facility of the Parma Real Estate from Crown Imballaggi Italia Srl to CROWN Packaging Manufacturing Srl is not completed prior to the Completion Date, then the Parties shall cooperate to promptly effect such transfer for a consideration equal to €1.00 pursuant to clause 12.6.2(b) following the Completion Date and, until such time as such transfer is completed, the Purchaser shall, and shall cause its Affiliates, to permit the Seller and its Affiliates to use the beverage can facility of the Parma Real Estate free of charge (comodato d’uso gratuito) but otherwise consistent with past practice, and upon Completion, the Purchaser and the Seller (also for the purposes of Article 1381 of the Italian civil code) shall cause the rental contract between Crown Imballaggi Italia Srl and the applicable Affiliate of the Seller to be terminated by mutual consent effective as at the Completion Date, with consequent release of the beverage can facility of the Parma Real Estate on the same date.

12.12.2

With reference to the transfer of the beverage can facility of the Parma Real Estate, it is agreed and understood that: (i) the relevant notarial deed of transfer and/or, as applicable, the agreement to terminate the rent shall be previously shared and agreed with the Purchaser; (ii) the notarial deed of transfer shall not provide the making of any representation and warranties, nor the undertaking of any indemnification obligation or liability by Crown Imballaggi Italia Srl, different from / additional to those that cannot be repealed under applicable Italian law, and any such representation and warranties shall be waived by CROWN Packaging Manufacturing Srl; (iii) all Taxes (including, for the avoidance of doubt, income taxes at the level of Crown Imballaggi Italia Srl, registration tax, mortgage and cadastral taxes and Value Added Tax) arising out of, or relating to, the transfer to, as well as the use free of charge by, CROWN Packaging Manufacturing Srl of the beverage can facility of the Parma Real Estate, shall be borne by the Seller and its Affiliates; and (iv) the Seller shall indemnify, defend and hold harmless the Purchaser and its Affiliates from any Losses, including Tax, incurred or suffered by virtue of or in relation to such transfer or use of the beverage can facility of the Parma Real Estate.

12.13	Use of the Mivisa Name by Seller

For the purpose of reasonably winding down the use of the Mivisa Name, the Purchaser hereby grants to the Seller and its Subsidiaries permission to use the Mivisa Name during the 3 months following the Completion Date in any company name or d/b/a of any Subsidiary in the same manner that the Mivisa Name is used in such company names and d/b/as of Completion. In no event later than 3 months following Completion, Seller will amend its Subsidiaries’ corporate documents as necessary to (i) change the name for any entity whose name incorporates the Mivisa Name so that such new name does not incorporate the Mivisa Name or any substantially similar name and (ii) to reflect such new name accordingly; provided, however, that the Seller shall be permitted to use the Mivisa Name with respect to Mivisa Peru, S.A.C. until its liquidation is complete.

13.	EMPLOYEE MATTERS

13.1	Employees

13.1.1

From and after the date of this Agreement until the Main Completion Date, except with respect to communications as may be required by Law, each of the Purchaser and the Seller shall consult with the other party and obtain the other party’s consent before distributing any communications to any Business Employee whether relating to employee benefits, post-Completion terms of employment or otherwise. The parties shall provide the other party with advance copies of, and a reasonable opportunity to comment on, all such communications.

13.1.2

To the extent permitted by applicable Law and as soon as practicable after the date of this Agreement, the Seller shall provide the Purchaser with a list on Schedule 11 of the Disclosure Letter containing an identification number (to the extent permitted to be disclosed pursuant to applicable local Law), registration number in the applicable national social security fund (where applicable), date of hire, position, location, and base salary, wage rate, active or inactive status, and full-time/part-time status, as applicable, of each individual identified by the Seller as expected to be a Business Employee. The Seller shall provide an updated version of Schedule 11 of the Disclosure Letter no earlier than five (5) Business Days prior to the anticipated Completion Date to reflect new hires, leaves of absence and employment terminations following the date of this Agreement.

13.2	Offers of Employment

13.2.1

Except in relation to the ARD Business Employees and the German Business Employees, the Purchaser or one of its Affiliates shall continue to employ or, as the case may be, offer employment to each Business Employee of a Country Unit, effective on Completion. In the latter case, each offer of employment to a Business Employee of a Country Unit shall be consistent with the requirements set out in clause 13.3.1 and shall specify a work location, title and responsibilities that, in each case, are the same as or similar to those provided to such Business Employee by the Seller immediately prior to the Completion Date.

13.2.2

The Purchaser and the Seller agree that where the Transactions will constitute the transfer of an undertaking or business (or part thereof) for the purposes of the ARD, the Contracts of employment of ARD Business Employees and the rights, powers, duties, liabilities and obligations of the Seller or any of its Affiliates, as applicable, in respect of such Contracts of employment, will automatically transfer to the Purchaser or any of its Affiliates at the Completion Date in accordance with the ARD.

13.2.3

With respect to each ARD Business Employee, the Purchaser and the Seller accept and agree to apply and comply with the ARD in all of its applicable provisions, and accept and agree that the terms and conditions of employment of each such ARD Business Employee will transfer effective as at the Completion Date on such terms as may be prescribed under the ARD and as if such terms and conditions were originally made or agreed between the Purchaser or any of its Affiliates and the applicable ARD Business Employee.

13.2.4

The Seller or any of its Affiliates and the Purchaser or any of its Affiliates, as applicable, shall inform and consult in good faith with any appropriate employee representative bodies and/or employees to the extent required by applicable Law. If the Contract of employment of any Business Employee based in a jurisdiction where the ARD might apply does not transfer to the Purchaser or any of its Affiliates as intended, such Business Employee shall then be a Non-ARD Business Employee and the Purchaser or one of its Affiliates shall offer employment to such employee otherwise in accordance with this clause 13.2.

13.2.5

The Seller and the Purchaser acknowledge that the transfer of German Business Employees constitutes a transfer of business (Betriebsübergang) pursuant to the European Directive 2001/23/EC (“Transfers of Undertakings Directive”) as implemented in German Law and thus, employment relationships of the German Business Employees existing with the German Asset Selling Affiliates as at the Completion Date, together with all rights and obligations arising therefrom, will transfer to the Purchaser or one of its Affiliates on the Completion Date by operation of law. The German Business Employees are entitled to exercise an objection right to the transfer of their employment within one (1) month after the receipt of a 613a Information Letter (as defined below) according to sec. 613a of the German Civil Code (Bürgerliches Gesetzbuc) (the “BGB”).

13.2.6

From and after the date of this Agreement and prior to the Completion Date the Seller shall ensure that the German Asset Selling Affiliate will provide an information letter, that shall be delivered in the form agreed with the Purchaser, in accordance with sec. 613a of the BGB (each, a “613a Information Letter”) to each of the German Business Employees employed by it and whose employment relationship is subject to the Transfer of Undertaking Directive notifying them about (1) the transfer of business (Betriebsübergang), (2) the contemplated timing of such transfer, (3) the reason for such transfer, (4) the legal, economic, and social consequences of the transfer for the employees, and (5) the measures contemplated with respect to the employees, in each case in accordance with sec. 613a para. 5 of the BGB. The Purchaser and its Affiliates shall cooperate with the Seller and its Affiliates to provide such 613a Information Letter in accordance with the requirements of sec. 613a of the BGB.

13.2.7

The Purchaser and the Seller shall share equally all costs and expenses (including severance costs (Abfindungskosten) and reasonable legal expenses) related to the termination of those Business Employees employed by the German Asset Selling Affiliate who object to the transfer of their employments to the Purchaser or to the relevant Affiliate of the Purchaser in accordance with the rights conferred on them under the Transfer of Undertaking Directive as implemented under German Law.

13.2.8

Prior to the extension of any employment offers, if any, in accordance with this clause 13.2, each party shall provide the other party with a reasonable opportunity to review and comment on all documentation relating to such employment offers and will make such modifications thereto as are reasonably requested by the other party.

13.3	Transferred Employees

13.3.1

For a period of eighteen (18) months immediately after the Completion Date (or for such longer period as required by applicable Law, but in any case, not after the date of the applicable Transferred Employee’s termination of employment with the Purchaser or any of its Affiliates), the Purchaser shall provide to each Transferred Employee (i) a base salary or base wages and cash incentive compensation opportunities (including, in the case of individuals receiving commission based income, the rate of commissions) that, in each case, are no less than the base salary or wage rate and cash incentive opportunities (including, in the case of individuals receiving commission based income, the rate of commissions) provided to such Transferred Employee by the Seller or any of its Affiliates immediately prior to the Completion Date, (ii) all other employee benefits that are the same as or are substantially comparable to (but not of less value than) the employee benefits provided to such Transferred Employee immediately prior to the Completion Date and (iii) any other additional terms and conditions of employment required by applicable Law.

13.3.2

In addition to and notwithstanding the foregoing provisions of this clause 13.3, the Purchaser shall provide each Transferred Employee whose employment is terminated within eighteen (18) months following the Completion Date (or within such longer period as required by applicable Law) with severance and other separation benefits which such Transferred Employee would have been eligible to receive under the severance arrangement applicable to such Transferred Employee, as set out in Schedule 12 of the Disclosure Letter. The Purchaser shall be solely responsible for, and have all liability with respect to, any severance or similar obligation with respect to or arising from the termination of employment with the Purchaser or any of its Affiliates of a Transferred Employee following Completion.

13.4	Certain Employee Benefit Plan Matters

13.4.1	Effective as at the Completion, (i) all Transferred Employees (and their covered spouses, beneficiaries or dependents) will cease participating in all Seller Benefit

Plans and (ii) the Purchaser shall procure all Transferred Employees (and their eligible spouses, beneficiaries or dependents) to be covered under retirement, medical, dental, vision, life insurance, disability, accidental death and dismemberment and other employee benefit plans sponsored or maintained by the Purchaser or its Affiliates.

13.4.2

With respect to the Transferred Employees, the Purchaser and its Affiliates shall recognise, for all purposes, including for purposes of eligibility, vesting and benefit levels and accruals under all Purchaser Benefit Plans and all other programs and arrangements established or maintained by the Purchaser or any of its Affiliates for the benefit of the Transferred Employees, all service with the Seller and its Affiliates (and their respective predecessors) prior to the Completion to the extent such service was recognised under the corresponding Seller Benefit Plan covering such Transferred Employees, except where such service credit would result in a duplication of benefits. Without limiting the foregoing, the Purchaser shall, or shall procure its Affiliates to, (i) waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by the Purchaser or any of its Affiliates for the benefit of the Transferred Employees to the extent such pre-existing condition, exclusion, requirement or waiting period was satisfied by (or did not apply to) the Transferred Employee under the corresponding Seller Benefit Plan, and (ii) procure any covered expenses incurred during the plan year in which the Completion Date occurs by any Transferred Employee (or covered dependent thereof) under a Seller Benefit Plan that provides medical, dental, vision or prescription drug coverage to be taken into account for purposes of satisfying any applicable deductible, coinsurance and maximum out of pocket requirements under the corresponding Purchaser Benefit Plan with respect to the plan year in which the Completion Date occurs.

13.4.3

The Purchaser shall, or shall procure its Affiliates to, pay to each Transferred Employee a cash bonus and other cash incentive compensation, in each case, for the bonus and incentive period in which the Completion Date occurs, in an amount that is not less than the cash bonus and other cash incentive compensation accrued for such Transferred Employee as at the Completion, to the extent reflected as a Current Liability in Completion Working Capital.

13.4.4

The Purchaser shall procure that each Transferred Entity which is a party to a UK Pensions Document will enter into such document on or before the Completion and subject to the limitations set out in Schedule 8, the Seller shall indemnify and hold harmless the Purchaser and its Affiliates against and from any and all Claims that may arise out of or relate to the participation by any Transferred Entity in the UK DB Plan. In this respect, the Seller irrevocably undertakes to indemnify and keep indemnified the Purchaser and the Transferred Entity after the Completion Date against any losses, liabilities, costs or expenses before, on or after the Completion Date in connection with the UK DB Plan whether such losses, liabilities, costs or expenses arise pursuant to the powers of the Pensions Regulator or otherwise and, for the avoidance of doubt, including any claims (i) made under section 75 or section 75A of the Pensions Act 1995 or (ii) arising from any claim by any Business Employee that he has a right (whether current, prospectus or contingent) in respect of any entitlement to benefits under the UK DB Plan payable on or after the Completion Date which transfers to the Purchaser by virtue of the Transfer of Undertakings (Protection of Employment) Regulations 2006), its predecessor legislation or otherwise.

13.5	Other Employee Issues; Co-operation

13.5.1

If any Business Employee requires a work permit, work visa, employment pass or other legal or regulatory approval for his or her employment with the Purchaser or its Affiliates, the Purchaser shall, and shall procure its Affiliates to, use their reasonable endeavours (at their sole cost and expense) to procure any such permit, visa, pass or other approval to be obtained and in effect prior to the Completion Date so that each Business Employee requiring such permit, visa, pass or other approval may be legally employed by the Purchaser or its applicable Affiliate as at the Completion Date, and the Purchaser or its applicable Affiliate will assume all employer obligations with respect to any work permits, visas, passes and other approvals with respect to any such Business Employees.

13.5.2

Notwithstanding the foregoing, to the extent permitted by applicable Law and any applicable Collective Bargaining Agreement, in the event an applicable work permit, visa, pass or other approval for a Business Employee is not in place with the Purchaser or its applicable Affiliate as at the Completion Date the parties shall reasonably cooperate to provide for the services of such Business Employee to be made available exclusively to the Purchaser through an employee secondment, services or similar arrangement.

13.5.3

Unless such individual remains actively employed and performing services for any of the Selling Entities throughout such period, the Purchaser shall be responsible for all the economic costs of such individual’s compensation and benefits (including reimbursement for any expenses incurred by such Business Employee, all applicable fees, Taxes and other amounts owed to third-parties and all applicable social or national insurance contributions) for the period from the Completion Date and until the applicable work permit, visa, pass or other approval can be obtained (whether or not such individual performs services for the Purchaser during such period); provided, however, that the Purchaser shall, and shall procure its Affiliates to, continue to use their reasonable endeavours to obtain the applicable work permit, visa, pass or other approval (at the sole cost and expense of the Purchaser and its Affiliates).

13.5.4

Following the date hereof, the Seller and the Purchaser and their respective Affiliates shall reasonably co-operate to implement the obligations of the parties under this clause 13. To the extent permitted by applicable Law, the Seller shall provide to the Purchaser and its Affiliates copies of such employment records relating to the Transferred Employees as necessary for the Purchaser to establish payroll systems or employee benefit plans as at the Completion and otherwise for the Purchaser to satisfy its obligations under this clause 13. The Seller shall be permitted to retain copies of such employment records, except where prohibited by applicable Law. The Purchaser and its Affiliates shall ensure that all such records are used only in connection with the employment of such Transferred Employee and shall keep such employment records confidential; provided that Purchaser and its Affiliates shall indemnify and hold harmless Seller and its Affiliates from and against any Losses for statutory, common Law or other claims that arise from the use of such employment records other than for employment, compensation or termination-related purposes.

13.5.5

The Purchaser shall be responsible for, and shall defend, indemnify and hold the Seller and its Affiliates harmless against, any Losses for severance or other obligations arising with respect to (x) any failure to comply with the terms of this clause 13, or (y) the termination of employment of any Transferred Employee solely to the extent such termination occurs as a result of an action by the Purchaser or its Affiliates (including the Transferred Entities) after Completion.

13.5.6

The provisions contained in this Agreement with respect to any Business Employee are included for the sole benefit of the respective parties hereto and shall not create any right in any Business Employee (or dependent or beneficiary of any of the foregoing) or any other Person who is not a party to this Agreement.

14.	[INTENTIONALLY OMITTED]

15.	TAXES

15.1	Transfer Taxes and Other Costs

15.1.1

All Transfer Taxes payable in connection with the Transactions (including pursuant to the Braunstone APA) shall be borne and paid equally by the Purchaser and the Seller (or the relevant Asset Selling Affiliate or Share Selling Affiliate, on the one hand, and the relevant Affiliate of Purchaser designated pursuant to clause 2.1.14 in the case of German real estate transfer tax, by the German Purchaser and the German Seller) when due in compliance with applicable Transfer Tax Laws, other than, for the avoidance of doubt, (i) any Transfer Taxes incurred in connection with the Pre-Completion Reorganization and (ii) any clawback of UK stamp duty land tax group relief claimed in connection with the Pre-Completion Reorganization, which shall (in each case) be borne and paid by the Seller. The Seller or Purchaser (or such Affiliates, the German Purchaser and the German Seller), as required by applicable Law shall pay such Transfer Taxes, and the Seller or Purchaser (or such Affiliates, the German Purchaser and the German Seller), as applicable shall, prior to the day on which such Transfer Taxes are due to the applicable Governmental Entity, reimburse the Seller or Purchaser (or such Affiliates, the German Purchaser and the German Seller), as applicable, for 50% of such Transfer Taxes the currency in which such Transfer Taxes are paid to the applicable Governmental Entity, whether or not such Transfer Taxes were correctly or legally imposed by the applicable Governmental Entity.

15.1.2

The Seller and the Purchaser shall file all Tax Returns required to be filed with respect to all Transfer Taxes, and, if required by applicable Law, the parties will, and will procure their Affiliates to, join in the execution of any such Tax Returns.

15.1.3

All costs and fees associated with transferring to the Purchaser or one of its Affiliates the Transferred Intellectual Property and the Transferred IT shall be borne and paid solely by the Purchaser when due; provided, however, that if any such amount shall be incurred by the Seller, the Purchaser shall, subject to receipt of satisfactory evidence of the Seller’s payment thereof, promptly reimburse the Seller.

15.1.4

If any Value Added Tax is payable in connection with the transfer of the Transferred Assets, the Purchase Price attributable to such Transferred Assets shall be exclusive of such Value Added Tax and the Seller (or the applicable Asset Selling Affiliates) shall (i) issue a valid Value Added Tax invoice to the Purchaser on Completion and (ii) reimburse the Purchaser 50% of any Value Added Tax. The Purchaser shall pay to the Seller (or the applicable Asset Selling Affiliate) 50% of any credit, refund or similar benefit received in respect of any Value Added Tax paid in connection with the transfer of the Transferred Assets. For the avoidance of doubt, any Value Added Tax incurred in connection with the Pre-Completion Reorganization shall be borne by the Seller. German Seller undertakes not to waive any applicable exemption on the sale and transfer of the shares in Crown Foodcan Germany GmbH.

15.1.5

All costs and expenses associated with (i) removing and moving any Transferred Asset to a location designated by the Purchaser and (ii) any formalities required in connection with the execution, delivery or filing of any Local Transfer Agreement in accordance with clause 12.8 (including the costs and expenses incurred in connection with obtaining signatures in notarised, notarial or certified form, if applicable) shall be borne and paid solely by the Purchaser when due; provided, however, that if any such amount shall be incurred by the Seller, the Purchaser shall, subject to receipt of satisfactory evidence of the Seller’s payment thereof, promptly reimburse the Seller.

15.2	Withholding Taxes

The Purchaser and any of its Affiliates are permitted to withhold amounts from the Purchase Price as required under applicable Tax Law and any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. However, at least five (5) days before the expected withholding, the Purchaser shall deliver a schedule of expected withholding amounts to the Seller. Furthermore, the Purchaser shall reasonably cooperate with the Seller to reduce the amount of withholding Taxes imposed on the payment of the Purchase Price, including by executing and filing any forms or certificates reasonably required to claim an available reduced rate of, or exemption from, withholding Taxes.

15.3	Tax Treatment of Certain Payments

15.3.1

Any (a) indemnity payment under this Agreement and (b) the other payments pursuant to clause 12.7 and clause 12.12 shall be treated as an adjustment to the Purchase Price for Tax purposes except as otherwise required by applicable Tax Law. If needed to achieve the foregoing, such payments shall be made or deemed made to Purchaser, the German Purchaser or the applicable Affiliate of Purchaser designated pursuant to clause 2.1.14 (even if paid to any Transferred Entity) and Purchaser shall contribute or will be deemed to contribute such amounts to the Transferred Entity.

15.4	Tax Sharing Agreements

Prior to the Completion Date, the Seller and the Transferred Entities shall (and the Seller shall cause the Transferred Entities to) terminate all agreements relating to the sharing, allocation or indemnification of Taxes, or any similar agreements, contracts or arrangements to which any Transferred Entity is a party such that there is no further liability thereunder, other than any such agreements, contracts or arrangements solely among the Transferred Entities.

The Seller and the Purchaser shall reasonably cooperate to settle the tax sharing charges payable under the Value Added Tax group (umsatzsteuerliche Organschaft) between German Seller on the one hand and the PLTA Companies as well as Crown Commercial and any other relevant Transferred Entity on the other hand to the extent such receivables or payables of the PLTA Companies and Crown Commercial and any other relevant Transferred Entity have increased or decreased the Purchase Price. Such amounts received or paid by the PLTA Companies or Crown Commercial and any other relevant Transferred Entity, as the case may be, shall not be paid to Seller under clause 12.7.5 or indemnified by Seller under clause 12.7.8 (no double counting).

16.	MISCELLANEOUS

16.1	Survival

None of the provisions in this Agreement that are required to be performed in whole prior to Completion, shall survive the Completion, and none of the parties shall have any liability to each other after the Main Completion for any breach thereof. The provisions contained in this Agreement which (also) require performance after Completion shall survive until the date that is twelve (12) months after the date or dates expressly specified therein or, if not so specified, until performed in accordance with their terms.

16.2	Directors’ Indemnities

16.2.1

The Purchaser and the Seller agree that all rights to indemnification, exculpation and advancement of expenses for acts or omissions occurring at or prior to the Completion, whether asserted or claimed prior to, at or after Completion, existing as of the date hereof in favour of the current or former directors, officers or employees, as the case may be, of any Transferred Entity as provided in the constitutional documents of such Transferred Entity or in any agreement with such Transferred Entity, in each case as in effect on the date of this Agreement, shall survive Completion and shall continue in full force and effect.

16.2.2

For a period of six (6) years following the Main Completion Date, the Purchaser shall procure that the Transferred Entities shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions existing in the constitutional documents of the Transferred Entities or in any indemnification agreements of the Transferred Entities with any of the respective current or former directors, officers or employees of the Transferred Entities, in each case in effect as of the date hereof, for acts or omissions occurring at or prior to Completion, provided that the Seller will put in place directors’ and officers’ liability, employment practices and fiduciary duties’ liability coverage to cover this risk (e.g. a directors’ and officers’ “run-off” or “tail” liability policy) for a minimum 6-year period post-closing in line with the same limits and deductibles in place pre-closing which cost shall be shared equally between the Purchaser and the Seller.

16.2.3

In the event any Transferred Entity or the respective successors or assigns of any Transferred Entity (i) consolidates with or merges into any other person (or engages in any similar transaction) and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of such Transferred Entity or the respective successors of assigns of such Transferred Entity, as applicable, shall assume all of the obligations set out in this clause 16.2.

16.3	Financial Information and Projections

16.3.1

In connection with the Purchaser’s investigation of the Business, the Purchaser has received from the Seller various forward-looking statements regarding the Business (including the estimates, assumptions, projections, forecasts and plans furnished to it) (the “Forward-Looking Statements”). The Purchaser acknowledges and agrees (i) there are uncertainties inherent in attempting to make the Forward-Looking Statements; (ii) the Purchaser is familiar with such uncertainties; (iii) the Purchaser is taking full responsibility for making its own investigation, examination and valuation of the Business and has employed outside professional advisors to assist it with the foregoing; (iv) the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forward-Looking Statements; (v) the Purchaser is not relying on any Forward-Looking Statement in any manner whatsoever and (vi) with respect to the foregoing, the Purchaser shall have no claim against the Seller or any of its Affiliates.

16.3.2	The Seller makes no representation or warranty with respect to the reasonableness of the assumptions underlying any Forward-Looking Statement.

16.3.3

The Seller makes no representation or warranty with respect to any Forward-Looking Statement made (i) in the Information Presentation, (ii) in the Disclosure Documents, (iii) in any supplemental due diligence information provided or made available to the Purchaser, (iv) in connection with the Purchaser’s discussions with management of the Business, (v) in negotiations leading to this Agreement or (vi) in any other circumstance.

16.4	No Right of Rescission

The Purchaser is not entitled to rescind this Agreement or treat this Agreement as terminated by reason of any breach of this Agreement or circumstances giving rise to any Claim, and the Purchaser hereby waives any and all rights of rescission it may have in respect of any such matter (other than any such rights arising from the fraud of the Seller).

16.5	Amendment and Modifications

This Agreement may be amended, restated or supplemented or otherwise modified only in writing signed by all of the parties.

16.6	Survival of Certain Provisions

16.6.1	If this Agreement is terminated pursuant to clause 6.9 the parties shall have no further obligations under this Agreement, provided that:

(a)	the Surviving Provisions shall survive termination; and

(b)

(for the avoidance of doubt) termination shall be without prejudice to any rights, liabilities or obligations that have accrued prior to termination, or to any other rights or remedies available under this Agreement.

16.6.2	Save for the termination provisions set out in clause 6.9, no party is entitled to terminate this Agreement

16.7	Waiver

A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive either party’s rights at any time to enforce strict compliance thereafter with every term or condition of this Agreement. Any waiver of rights hereunder must be set out in writing.

16.8	Notices

All notices, demands and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (i) on the date of delivery if delivered personally, or by email, upon written confirmation of receipt (if received on a

Business Day or, if not received on a Business Day, on the first (1st) Business Day following such date of receipt), (ii) on the first (1st) Business Day following the date of dispatch if delivered by a recognised next-day courier service or (iii) on the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) and shall be delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested), sent by overnight courier or sent by email, to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Seller to:

Crown Holdings, Inc.
770 Township Line Road
Yardley, PA 19067

Attn:	Adam J. Dickstein
Email:	adam.dickstein@crowncork.com

with a copy (which shall not constitute notice) to:

Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104

Attn:	Ian A. Hartman
Michael Darby
Email:	ian.hartman@dechert.com
michael.darby@dechert.com

and a copy (which shall not constitute notice) to:

Dechert LLP
160 Queen Victoria Street
London
EC4V 4QQ

Attn:	Douglas L. Getter
Christopher Field
Email:	douglas.getter@dechert.com
christopher.field@dechert.com

and if to the Purchaser to:

Kouti B.V.
Keizersgracht 555
1017 DR
Amsterdam

Attn:	Florian Küppers
Email:	Fküppers@kpsfund.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Alder Castle, 10 Noble Street
London
EC2V 7JU

Attn:	Alvaro Membrillera
Email:	amembrillera@paulweiss.com

and a copy (which shall not constitute notice) to:

KPS Capital Partners, LP
One Vanderbilt Avenue, 52nd floor
New York
NY 10017

Attn:	Michael Psaros
Rahul Sevani
Email:	mpsaros@kpsfund.com
rsevani@kpsfund.com

16.9	Binding Effect; Assignment

16.9.1

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives and successors. Notwithstanding the foregoing, this Agreement shall not be assigned by any party hereto by operation of Law or otherwise without the express written consent of each of the other parties, except that:

(a)	the Seller may:

(i)	assign its rights and obligations in respect of the transfer of any Transferred Asset or any Assumed Liability to any of its Affiliates; and

(ii)

after Completion, assign all or any portion of its rights or obligations hereunder to any Person in connection with an internal restructuring, joint venture, sale or divestiture of all or a portion of the equity interests or the assets of the Seller or any of its Affiliates, or any other action or combination of actions, in each case without the consent of the Purchaser, and

(b)	the Purchaser may:

(i)	assign all or part of its rights or obligations in respect of the purchase and acceptance of any Transferred Asset, Transferred Entity or Assumed Liability to any of its Affiliates; and

(ii)

at any time prior to or after Completion, charge and/or assign its rights under this Agreement and/or under any Ancillary Agreement to which it is a party by way of security to any bank(s) and/or financial institution(s) participating in the Debt Financing, any Alternative Debt Financing or otherwise making facilities available to the Purchaser, any of its Affiliates or the Business in connection with the Transactions, or to any security agent or person or persons acting as trustee, nominee or agent in relation to any such facilities; and

(iii)

after Completion, assign all or any portion of its rights or obligations hereunder to any Person in connection with an internal restructuring, joint venture, sale or divestiture of all or a portion of the equity interests or the assets of the Purchaser or any of its Affiliates, or any other action or combination of actions, in each case without the consent of the Seller, provided that no assignment of any obligations hereunder shall relieve the parties hereto of any such obligations.

16.10	Entire Agreement

16.10.1

This Agreement and the Ancillary Agreements constitute the whole agreement between the parties relating to the Transactions to the exclusion of any terms implied in Law that may be excluded by contract. They supersede and extinguish any and all prior discussions, correspondence, negotiations, drafts, arrangements, understandings or agreements relating to the Transactions.

16.10.2	Each party agrees and acknowledges that:

(a)	it is entering into this Agreement in reliance solely on the statements made or incorporated in them;

(b)

it is not relying on any other statement, representation, warranty, assurance or undertaking made or given by any person, in writing or otherwise, at any time prior to the date of this Agreement (“Pre-Contractual Statement”);

(c)

it is not entering into this Agreement in consequence of or in reliance on any unlawful communication as defined in section 30(1) of the Financial Services and Markets Act 2000 made by any other party or any party’s professional advisers;

(d)

except as expressly provided in this Agreement, it is entering into this Agreement solely in reliance on its own commercial assessment and investigation and advice from its own professional advisers; and

(e)	the other party is entering into this Agreement in reliance on the acknowledgements given in this clause 16.10.

16.10.3	Neither party shall have any liability whatsoever for any Pre-Contractual Statement, whether in contract, in tort, under the Misrepresentation Act 1967 or otherwise.

16.10.4

It is agreed that the only liability of either party in respect of those statements, representations, warranties, assurances and undertakings made or given by it and set out or incorporated in this Agreement shall be for breach of contract.

16.10.5	This entire agreement clause does not limit or exclude any liability for fraud.

16.11	Third-Party Rights

Other than as explicitly set out herein, and other than Non-Party Affiliates pursuant to clause 16.22, this Agreement does not, and is not intended to, confer upon any Person other than the parties to this Agreement and the other Selling Entities any rights under the Contracts (Rights of Third Parties) Act 1999. The parties may rescind, vary or terminate this Agreement in accordance with its terms without the consent of or notice to any person on whom such rights are conferred.

16.12	Governing Law

This Agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way in connection with it or its subject matter or formation (including non-contractual disputes or claims)) shall be governed by and construed in accordance with the law of England.

16.13	Submission to Jurisdiction

Except as otherwise required by the terms of a Local Transfer Agreement, the parties irrevocably agree that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings and/or to settle any dispute or claim that arises out of or in any way in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims) and, for these purposes, each party (a) irrevocably submits to the exclusive jurisdiction of the courts of England, and (b) waives (and agrees not to raise) any objection, whether on the ground of inconvenient forum or venue or on any other ground, which it might have to the bringing of proceedings in such courts.

16.14	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. If any provision of this Agreement is held to be invalid or unenforceable but would be valid or enforceable if some part of the provision were deleted or amended, the provision in question will apply with the minimum modifications necessary to make it valid and enforceable.

16.15	Counterparts

This Agreement may be executed simultaneously in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute one and the same agreement.

16.16	Facsimile or .pdf Signature

This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

16.17	Further Assurances

Each party agrees to execute such additional instruments, agreements and documents and to take such other actions as may be necessary to affect the purposes of this Agreement.

16.18	Remedies

Save as expressly provided in this Agreement, all rights and remedies provided to a party at Law or in equity are excluded.

16.19	Headings

The clause headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning and interpretation of this Agreement.

16.20	Payment of Expenses

Except as otherwise set out in this Agreement, and whether or not the Transactions are completed, all costs and expenses associated with this Agreement and the Transactions, including the fees of counsel and accountants, shall be borne by the party incurring such expenses.

16.21	Legal Representation

16.21.1

Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its Representatives and Affiliates (including on a post-Completion basis, in the case of the Purchaser, the Transferred Entities), and each of their successors and assigns (all such parties, the “Waiving Parties”), that (i) Dechert LLP; Kinstellar; Bennani & Associes; Lexel Juridique & Fiscal; ENSafrica; Homburger; De Brauw Blackstone Westbroek; Sołtysiński Kawecki & Szlęzak; Hergüner Bilgen Özeke Attorney Partnership; Berniitsas Law; Garrigues; and Macchi de Cellere Gangemi (each, a “Law Firm”) may represent Seller and its Affiliates (other than the Transferred Entities) (collectively, the “Seller Group”), on the one hand, and the Transferred Entities, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the Transactions Documents and the completion of the Transactions and the transactions contemplated by the other Transactions Documents (such representation, the “Current Representation”), and (ii) any Law Firm (or any successor) may represent Seller, any and all other members of the Seller Group or any Representative or Affiliate of the Seller Group in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement or the other Transactions Documents or the Transactions or the transactions contemplated by the other Transactions Documents, notwithstanding the Current Representation (or any continued representation of the Transferred Entities) and even though the interests of such Person(s) may be directly adverse to the Purchaser, Transferred Entities and their respective Affiliates, and the Purchaser, on behalf of itself and the other Waiving Parties, hereby consents thereto and waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. The Purchaser agrees that the foregoing provision applies whether or not such Law Firm provides legal services to the Transferred Entities after the Completion Date.

16.21.2

The Purchaser, for itself and the Waiving Parties, hereby irrevocably agrees that all communications between the Seller Group and their counsel, including the Law Firms, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, the other Transactions Documents, the Transactions or the transactions contemplated by the other Transactions Documents, or any matter relating to any of the foregoing (including, for the avoidance of doubt, all the client files and records in the possession of any Law Firm related thereto), shall be deemed to be lawyer-client privileged communications between the Seller Group and such Law Firm that belong to the Seller Group and the lawyer-client privilege and the expectation of client confidence belongs to, and shall be controlled by, the Seller Group and will not pass to or be claimed by the Purchaser or any of the Waiving Parties and may only be waived with the prior written consent of the Seller on behalf of the Seller Group. From and after Completion, the Purchaser, on behalf of itself and the Waiving Parties, waives and will not assert any lawyer-client privilege with respect to any communication between any Law Firm and the Transferred Entities or any Person in the Seller Group occurring during the Current Representation.

16.21.3

None of the Purchaser or any of the Waiving Parties or any Person purporting to act on behalf of or through Purchaser (including, for the avoidance of doubt, any officers that might also be members of the Seller Group) or any of the Waiving Parties, will access or seek to obtain access to any such communications, or to the files of any Law Firm relating to the Current Representation. No Law Firm shall have any duty whatsoever to reveal or disclose any such lawyer-client communications or files to the Purchaser or any of the Waiving Parties by reason of any lawyer-client relationship between such Law Firm and the Transferred Entities or otherwise. In addition, the Purchaser agrees that it would be impractical to remove all lawyer-client communications from the records (including e-mails and other electronic files) of the Transferred Entities. Accordingly, as to any such communications prior to the date hereof, the Purchaser, together with any of the Waiving Parties, further agrees that no such Person may use, rely on or access (without the prior written consent of the Seller) any of such communications in a manner that may compromise the lawyer-client privilege of such communications or otherwise be adverse to the Seller or any of its Affiliates.

16.22	Non-Recourse

Except as expressly set out in the other Transactions Documents or the Confidentiality Agreement, all claims, obligations, liabilities, or causes of action (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or any other Transactions Document, or the negotiation, execution, or performance of this Agreement or any other Transactions Document (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any other Transactions Document ), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties to this Agreement or such other Transactions Document (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future shareholder, promoter, controller, general or limited partner, member, Affiliate, assignee or Representative of, and any financial advisor to, any Contracting Party, or any current, former or future shareholder, promoter, controller, general or limited partner, Affiliate, assignee or Representative of, any of the foregoing or any of their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing) (collectively, the “Non-Party Affiliates”), shall have any liability (whether in Law or in equity, whether in contract or in tort or otherwise) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or such other Transactions Document or based on, in respect of, or by reason of this Agreement or such other Transactions Document or its negotiation, execution, performance, or breach (other than as expressly set out in the other Transactions Documents or the Confidentiality Agreement), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as expressly set out in the other Transactions Documents or the Confidentiality Agreement) against any such Non-Party Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise expressly set out in the other Transactions Documents or the Confidentiality Agreement, (i) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available, whether at Law, in equity, in contract, in tort or otherwise, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Non-Party Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalisation, or otherwise, in each case arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach and (ii) each Contracting Party disclaims any reliance upon any Non-Party Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

16.23	Certain Acknowledgments

The Purchaser acknowledges that the Business currently receives from the Seller and certain of its Affiliates certain administrative and corporate services and benefits, including accounting, reporting and back office services and processing, information technology and security support, financial systems, treasury services (including insurance, cash management, financing, taxation and internal audit) and environmental management, and that, other than as may be provided pursuant to the terms of the Transitional Services Agreement, all such services and benefits shall cease, and any agreement in respect thereof shall terminate with respect to the Business, as at the Completion Date and thereafter the Seller’s and its Affiliates’ sole obligation with respect to the provision of any services with respect to the Business shall be as set out in the Transitional Services Agreement.

16.24	Fulfilment of Obligations

Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

16.25	Agent for service of process

16.25.1

The Seller has appointed Crown UK Holdings Limited, Downsview Road, Wantage, Oxfordshire OX12 9BP as its Process Agent. If such person ceases to be able to act as process agent or no longer has an address in England, the Seller shall immediately appoint a replacement Process Agent and deliver to the Purchaser a notice setting out the new Process Agent’s name and address together with a copy of the new Process Agent’s acceptance of its appointment.

16.25.2

The Purchaser will appoint a Process Agent within five (5) Business Days following the date of this Agreement and will notify the Seller of such Process Agent via email. If such person ceases to be able to act as process agent or no longer has an address in England, the Purchaser shall immediately appoint a replacement Process Agent and deliver to the Seller a notice setting out the new Process Agent’s name and address together with a copy of the new Process Agent’s acceptance of its appointment.

SCHEDULE 1

THE TRANSFERRED ENTITIES

SCHEDULE 2

THE TRANSFERRED ASSETS

The Transferred Assets consist of the following assets as they exist at the time of Completion:

(i)	Property. The freehold and leasehold property set out in Schedule 9 (the “Transferred Property”);

(ii)

Accounts Receivable. All accounts receivable, notes receivable and similar rights to receive payments of the Seller or any of its Affiliates existing on the Completion Date and arising predominantly out of the operation or conduct of the Business prior to the Completion Date;

(iii)

Tangible Personal Property. To the extent transferable, the machinery, equipment, tools and other tangible personal property (but excluding the Transferred IT which is identified separately on this Schedule 2) that is (a) owned by any Asset Selling Affiliate and (b) predominantly used in the Business, together with the interests of the Seller or any Asset Selling Affiliate in respect of any warranties relating thereto, other than, for the avoidance of doubt, the Excluded Personal Property (“Transferred Personal Property”);

(iv)	Goodwill. The goodwill generated by or associated with the Business;

(v)

Permits. To the extent transferable, all permits, licences and authorisations granted to the Seller or any Asset Selling Affiliate by a Governmental Entity predominantly in connection with the operation of the Business prior to the Completion Date;

(vi)

Business Records. The following records and files predominantly relating to the Business (but excluding records or files not reasonably separable from documents or databases that do not relate predominantly to the Business or the transfer of which is not permitted under applicable privacy or other Laws): (1) supplier lists, (2) customer lists, (3) advertising, marketing, sales and promotional materials and (4) other business records, to the extent such other business records are required to be transferred under applicable Law (collectively, the “Transferred Records”);

(vii)

Transferred Intellectual Property. (a) Any and all inventions, patent and patent applications primarily related to the Business, including, without limitation, the patents and patent applications set out in Schedule 2 of the Disclosure Letter (collectively, the “Assigned Patents”); (b) any and all trademarks, domain names, social media accounts, handles and tags primarily related to the Business, including, without limitation, the trademarks set out in Schedule 2 of the Disclosure Letter, including all goodwill therein (collectively, the “Assigned Trademarks”); and (c) all rights in Intellectual Property (other than patents and trademarks) owned by the Seller, any Asset Selling Affiliate or any of their Affiliates that is primarily related to the Business, other than the Excluded Assets (collectively, (a) through (c) the “Transferred Intellectual Property”);

(viii)	The Transferred IP Licences;

(ix)	IT Systems. (a) IT Assets owned or leased by the Seller or any Asset Selling Affiliate and used predominantly to the Business, including as set out in Schedule 11 (collectively, the “Transferred IT”);

(x)

Contracts. (a) All Contracts predominantly relating to the operation and conduct of the Business or any of the Transferred Assets and (b) the portion of the Split Contracts to the extent relating to the Business, subject in the case of this clause (b) to clause 11.8 (such Contracts are collectively referred to herein as the “Transferred Contracts”);

(xi)

Company Records. With respect to the Transferred Entities, the constitutional documents, qualifications to do business as a foreign company, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, registers of members, blank stock certificates and other documents relating to the organisation, maintenance and existence of the Transferred Entities; and

(xii)

Transferred Company Assets. All assets of the Transferred Entities that would be Transferred Assets pursuant to clauses (i) through (xi) above if the Transferred Entities was an Asset Selling Affiliate (but specifically excluding any assets of the Transferred Entities that would be Excluded Assets), it being understood that the transfer of the Transferred Shares will constitute transfer of such assets.

For the avoidance of doubt, the following defined terms shall be deemed to include all assets of the Transferred Entities (other than Excluded Assets) that would be within the scope of such defined term were they assets of the Seller or any Asset Selling Affiliate: (1) “Transferred Property,” (2) “Transferred Personal Property,” (3) “Transferred Records,” (4) “Transferred Intellectual Property,” (5) “Transferred IP Licences,” (6) “Transferred IT,” and (7) “Transferred Contracts.”

SCHEDULE 3

EXCLUDED ASSETS

The Excluded Assets consist of any assets of the Seller or any of the Asset Selling Affiliates that do not constitute Transferred Assets as described in Schedule 2, including the following:

(i)

Cash and Cash Equivalents. (a) All cash and cash equivalents (including marketable securities and other investment assets and all monies received in respect of the sale of warranty programs) (other than, for the avoidance of doubt, the Completion Net Cash) and (b) all Value Added Tax credits, refunds, or reclaim rights, in each case held by the Seller or any of its Affiliates (other than the Transferred Entities) on the Completion Date;

(ii)

Hedging or Other Currency Exchange Agreements. All rights to receive payments of the Seller or any of its Affiliates pursuant to a hedging or other currency exchange agreement existing on the Completion Date;

(iii)

Benefit Plans. All Seller Benefit Plans, the UK DB Plan and all Contracts, accounts, trusts, rights and other assets relating to any Seller Benefit Plan or the UK DB Plan, except for any rights in relation to such Seller Benefit Plans that have become a company practice (betriebliche Übung) or are subject to individual agreements or Collective Bargaining Agreements that remain applicable to Business Employees post-Completion;

(iv)

Certain Records. Any records and files not identified as Transferred Records, including (a) the personnel records maintained by the Seller or any of its Affiliates, (b) Tax Returns (other than Tax Returns solely related to the Transferred Entities, Transferred Assets or Assumed Liabilities), (c) records (including accounting records) relating to Taxes paid or payable by the Seller or any of its Affiliates and all financial and Tax records relating to the Business that form part of the Seller’s or any of its Affiliates’ general ledger or otherwise constitute accounting records (other than Tax Returns solely related to the Transferred Entities, Transferred Assets or Assumed Liabilities), (d) records prepared in connection with the Transactions, including analyses relating to the Business, and (e) file copies of the Transferred Records retained by the Seller, in each case whether generated on, before or after the Completion Date;

(v)

Certain Contracts and Contract Rights. All rights of the Seller and its Affiliates under (a) this Agreement and the Ancillary Agreements, (b) any Contracts between the Seller and any of its Affiliates or between Affiliates of the Seller, whether arising on, before or after the Completion Date and (c) all rights under the Split Contracts except, in the case of this clause (c) and subject to clause 11.8, to the extent relating to the Business;

(vi)

Insurance. All current and prior insurance policies arranged or maintained by the Seller or any of its Affiliates and all rights of any nature with respect thereto in relation to events occurring after the Completion Date (save for those post-Completion losses relating to the Business and arising from pre-Completion events, subject to clause 12.4), including all rights to insurance recoveries thereunder and to assert claims with respect to any such insurance recoveries; provided that, subject to, and solely to the extent permitted by, clause 12.4, the Purchaser and the Business will have full rights to all insurance recoveries and to assert claims relating thereto with respect to pre-Completion losses and post-Completion losses reasonably related to events having occurred pre-Completion;

(vii)

Corporate Organisational Records. Except with respect to the Transferred Entities, the organisational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organisation, maintenance and existence of the Seller and each of its Affiliates as a corporation or other entity;

(viii)	Share Capital. All shares and other equity interests of the Seller and its Affiliates (other than the Transferred Shares);

(ix)

Tax Claims. Refunds and credits, claims for refunds or credits and rights to receive refunds or credits from any Taxing Authority with respect to Taxes arising out of, relating to or in respect of the Transferred Assets or Assumed Liabilities for any Pre-Completion Tax Period in each case of the Seller or any of its Affiliates (other than the Transferred Entities, which such Tax refunds or credits or claims for refunds or credits are addressed in clause 12.7.5), other than, in each case, Value Added Tax credits, refunds, or reclaim rights (which are addressed in Schedule 3(i));

(x)

Real Property. Each of the following: (a) any real property and any buildings, improvements and fixtures thereon; and (b) any leasehold interests, including any prepaid rent, security deposits and options to renew or purchase in connection therewith, of the Seller or any of its Affiliates (in each case, other than the Transferred Property and other than with respect to Transferred Property, as applicable);

(xi)

Intellectual Property. The Licensed IP, including the patents listed in Schedule 13 of the Disclosure Letter (the “Licensed Patents”); the Brand; the name “CARNAUDMETALBOX” and all associated Intellectual Property rights therein; and all other rights to any Seller Intellectual Property not primarily related to the Business;

(xii)

Excluded IT Systems. All property in the nature of databases, software programs, computer hardware, source code and object code owned or licensed by the Seller or any of its Affiliates, in each case that is not otherwise included in the Transferred IT;

(xiii)

Tangible Personal Property. Any machinery, equipment, tools and other personal property of the Seller or its Affiliates that (a) is not predominantly used in the conduct of the Business or (b) is set out in Schedule 12 (collectively, the “Excluded Personal Property”);

(xiv)

Guarantees. Any guarantee, letter of credit, surety bond (including any performance bond), credit support arrangement or other assurance of payment issued by the Seller or an Affiliate of the Seller for the benefit of the Transferred Entities or with respect to any Transferred Asset or Assumed Liability; and

(xv)	Forms and Policies. Any Contract templates, form Contracts, general corporate policies and standard operating procedures.

(xvi)	Retained Businesses. For the avoidance of doubt, the manufacture, sale or marketing of tinplate steel or aluminum beverage cans, including at the Seller’s Braunstone, Parma and Goleniow facilities.

SCHEDULE 4

ASSUMED LIABILITIES

The Assumed Liabilities consist of any and all liabilities and obligations of the Seller, the Transferred Entities or any of the Asset Selling Affiliates arising out of, relating to or otherwise in any way in respect of the Business or any Transferred Asset other than the Excluded Liabilities, including the following liabilities and obligations:

(i)	Accounts Payable. All accrued receipts and accounts payable arising out of the operation or conduct of the Business;

(ii)	Deferred Revenue. All obligations relating to deferred revenue or advanced billings of the Business;

(iii)	Transferred Contract Liabilities. All liabilities and obligations under the Transferred Contracts, whether arising on, before or after the Completion Date;

(iv)

Taxes and Transfer Taxes. (a) All Taxes arising out of, relating to or in respect of the Transferred Assets or the Assumed Liabilities for all Post-Completion Tax Periods, (b) 50% of all Value Added Taxes payable in connection with the transfer of the Transferred Assets and (c) 50% of all Transfer Taxes payable in connection with the transfer of the Transferred Assets;

(v)

Asset Ownership. All liabilities and obligations that relate to, or that arise out of, any Transferred Asset, or that arise out of the ownership by the Purchaser and its Affiliates of any Transferred Asset or associated with the realisation of the benefits of any Transferred Asset, arising on or after the Completion Date;

(vi)

Environmental Liabilities. All liabilities and obligations arising out of, relating to or otherwise in any way in respect of the Business or any Transferred Asset and arising under, based upon, or relating to, any Environmental Law, or relating to any Environmental Claim or Release of or exposure to any Hazardous Materials, in each case, whether arising on, before or after the Completion Date;

(vii)

Business Claims. Except as otherwise set out in this Agreement and except for the matters specifically identified as Excluded Liabilities, all obligations and liabilities in respect of any criminal, civil or administrative suit, action or proceeding, pending or threatened, and claims, whether or not presently asserted, arising out of, relating to or otherwise in any way in respect of the Business or the operation or conduct of the Business on, before or after the Completion Date;

(viii)

Employment Matters. All employment, labour, compensation, pension, accrued leave entitlements, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses relating to each (a) Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that (1) arise as a result of an event or events that occur on or after, or proposed to occur on or after, the Completion Date, (2) the Purchaser or its Affiliates have specifically agreed to assume pursuant to clause 13 or (3) transfer to the Purchaser or its Affiliates under applicable Law and (b) Business Employee (or any dependent or beneficiary of any such employee) who does not become a Transferred Employee as contemplated by this Agreement as a result of a breach by the Purchaser or any of its Affiliates of applicable Law, any Collective Bargaining Agreement or this Agreement (including clause 13) that arise as a result of such breach (such liabilities, obligations, commitments, claims and losses, the “Transferred Employee Liabilities”);

(ix)

Liabilities to Suppliers. Liabilities and obligations to suppliers or other third-parties, such as licensors, for materials and services, to the extent relating to the Business, ordered in the Ordinary Course of Business on or prior to the Completion Date, but scheduled to be delivered or provided after the Completion Date; and

(x)

Liabilities of the Transferred Entities. All liabilities of the Transferred Entities (but specifically excluding any liabilities of the Transferred Entities that are Excluded Liabilities), it being understood that the transfer of the Transferred Shares will constitute assumption of such liabilities.

SCHEDULE 5

EXCLUDED LIABILITIES

The Excluded Liabilities consist of the following liabilities and obligations:

(i)

Taxes. All Taxes (other than 50% of Transfer Taxes payable in connection with the transfer of the Transferred Assets or 50% of Value Added Taxes payable in connection with the transfer of the Transferred Assets) of the Seller and the Asset Selling Affiliates arising out of, relating to or in respect of (a) the Transferred Assets or the Assumed Liabilities for all Pre-Completion Tax Periods, (b) the Braunstone Business for all Tax periods prior to Completion (as defined in the Braunstone APA), (c) the Excluded Assets and Excluded Liabilities and (d) any activity of the Seller (and its Affiliates) other than the Business (collectively, the “Excluded Tax Liabilities”);

(ii)

Employment Matters. All employment, labour, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses relating to each (a) employee of the Seller and its Affiliates (or any dependent or beneficiary of any such employee) other than the Transferred Employees and their dependents and beneficiaries or as described in clause (B) of the definition of Transferred Employee Liabilities, in each case, that arise out of an event or events that occur at any time, (b) Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that arise as a result of an event or events that occur prior to Completion, except for any such liabilities, obligations, commitments, claims and losses described in clause (a)(2) or (3) or clause (b) of the definition of Transferred Employee Liabilities and (c) Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that arise as a result of the current or prior restructuring(s) of the German Transferred Entities;

(iii)

Excluded Asset Liabilities. Each liability, obligation or commitment that relates predominantly to, or that arises predominantly out of, any Excluded Asset, or that arises out of the distribution to, or ownership by, the Selling Entities of any Excluded Asset or associated with the realisation of the benefits of any Excluded Asset, whether arising before or after the Completion Date;

(iv)

Other. Any decision, fine or penalty levied by the European Commission, the United Kingdom Competition and Markets Authority or by any French Governmental Entity against any Transferred Entity, the Purchaser or any of the Purchaser’s Affiliates pursuant to the European Matter or the French Matter; and

(v)

Specific Liabilities. Any Losses (to the extent not fully covered by an insurance policy, such policy to be unconditionally for the benefit of the Purchaser and/or the Business post-Completion) in relation to (i) Laon site roof collapse in June, 2020 (including, without limitation, any damages already suffered as of the date of this Agreement and any business interruption losses), (ii) any lien on or any guarantee of the Business granted in connection with credit facilities or indentures of the Seller or any of its Affiliates in effect as of the date of this Agreement, (iii) the sites listed in Schedule 18, including any liability of any Transferred Entity or the Business in connection with the business purchase agreement between, as sellers, Crown European Holdings S.A., Crown Speciality Packaging UK Limited, Crown Packaging Commercial UK Limited, Crown Emballage France S.A.S. and, as purchasers, Huber Packaging International GmbH, Huber Packaging Limited and Huber Packaging International B.V. dated March 4, 2015 and (iv) the DIRECCTE investigation.

SCHEDULE 6

COMPLETION OBLIGATIONS

At the Main Completion, the following actions shall be undertaken in the order set out below which, together, shall constitute Completion for the purposes of this Agreement:

1.	PURCHASER’S OBLIGATIONS

The Purchaser shall:

1.1.	deliver of make available to the Seller evidence that the Conditions have been fulfilled;

1.2.

pay the Completion Cash Purchase Price by electronic transfer in immediately available funds into the bank account of the Seller the details of which shall be notified by the Seller to the Purchaser no later than five (5) Business Days prior to the Completion Date;

1.3.	issue (or procure the issue of) the Rollover Loan Notes and deliver such Rollover Loan Notes to the Seller;

1.4.	deliver or make available to the Seller evidence that the Purchaser is authorised to execute this Agreement and any Ancillary Agreement to which it is a party;

1.5.	deliver to the Seller duly executed counterparts of the Patent Assignment Agreement and the Trademark Assignment Agreement executed by the Purchaser or its relevant Affiliates;

1.6.

deliver to the Seller duly executed counterparts of the other Ancillary Agreements (other than such Ancillary Agreements which are to be executed after Completion in accordance with clause 12.8.2), including any Local Transfer Agreements and any additional documents required pursuant thereto; and

1.7.	deliver to the Seller duly executed counterparts of the Shareholders Agreement.

2.	SELLER’S OBLIGATIONS

The Seller shall:

2.1.

deliver to the Purchaser duly executed counterparts of the Ancillary Agreements (other than such Ancillary Agreements which are to be executed after the Completion in accordance with clause 12.8.2), including any Local Transfer Agreements and any additional documents required pursuant thereto;

2.2.

deliver to the Purchaser transfers of or, as the case may be, filings with the competent commercial registers with regard to the Transferred Shares duly executed by the registered holders in favour of the Purchaser accompanied by the relevant share certificate(s) (and/or any other document evidencing, effecting or filing the transfer of the Transferred Shares under applicable Law) or, in the case of any certificate found to be missing, an express indemnity in the agreed form;

2.3.

deliver to the Purchaser resignation letters (or other comparable instruments under applicable Law) from the directors and officers of the Transferred Entities who are identified by the Purchaser in writing to the Seller at least five (5) Business Days prior to Completion;

2.4.	deliver to the Purchaser all executed agreements giving effect to or implementing the Pre-Completion Reorganisation;

2.5.	deliver to the Purchaser evidence of satisfaction of the French Completion Condition and the Dutch Completion Condition;

2.6.	deliver to the Purchaser duly executed counterparts, executed by itself and any of its relevant Affiliates, including certain of the Transferred Entities, of the Shareholders Agreement;

2.7.

deliver to the Purchaser a duly executed copy of a tax consolidation exit agreement relating to the exit of the French Transferred Entity from the Seller Consolidated Group, in a form that is reasonably acceptable to the Purchaser (provided that the parties intend for the terms of such agreement that relate to the allocation of an indemnity for Taxes to be consistent with the principles contained in clause 12.7 and Schedule 8); and

2.8.	use all corporate powers available to the Seller to:

a

procure the passing of a board resolution of the Transferred Entities (other than Transferred Entities which are Subsidiaries of other Transferred Entities) approving the acceptance and registration of the transfers of the Transferred Shares with effect from Completion; and

b

procure the passing of a board (or shareholders’) resolution (where applicable) of each of the Transferred Entities to accepting the resignations referred to in paragraph 2.3 and appointing such persons as the Purchaser may nominate to be the director(s) and secretary (if any) of each Transferred Entity.

Provided that, notwithstanding the foregoing, the obligations of the Seller referred to in paragraphs 2.1 through 2.5 shall be subject to the Seller’s separate obligations in connection with the Dutch Completion.

SCHEDULE 7

WARRANTIES

1.	CAPACITY

1.1

Each Selling Entity and Transferred Entity is duly organised, validly existing and, where such concept is recognised in the applicable jurisdiction and to the extent legally relevant, in good standing (or the equivalent) under the Laws of its jurisdiction of organisation. In particular, no Selling Entity or Transferred Entity has been declared insolvent (or in any similar situation) and there is no action or petition pending a ruling in that regard. There is no circumstance that might lead to such proceedings. No Selling Entity or Transferred Entity has been subject to wind-up or liquidation and there are no proceedings under way to attain such wind-up or liquidation. No Selling Entity or Transferred Entity has incurred any legal cause for capital reduction or wind-up or any analogous situation under applicable Law.

1.2

Each Selling Entity and Transferred Entity (i) has all requisite power and authority under its constitutional documents to own, lease and operate its properties and assets related to the Business and to conduct the Business conducted by such entity as it is currently conducted and (ii) is duly qualified or otherwise authorised to do business in each of the jurisdictions in which the ownership, operation or leasing of the Transferred Assets by such entity and the conduct of the Business conducted by such entity requires such entity to be so qualified or otherwise authorised.

2.	AUTHORITY

2.1

The Seller has the requisite corporate (or other entity) power and authority to execute and deliver this Agreement and to complete, or procure to be completed, the transactions contemplated hereby. Each Selling Entity has, or will have at the Main Completion, the requisite corporate (or other entity) power and authority to execute and deliver each Transactions Document (other than this Agreement) to which it is or will be a party and to complete, or procure to be completed, the transactions contemplated by each of the Transactions Documents (other than this Agreement) to which it is or will be a party.

2.2

The execution, delivery and performance by each Selling Entity of the Transactions Documents to which such Selling Entity is a party and the completion of the transactions contemplated hereby and thereby have been duly and validly authorised by all necessary action on the part of such Selling Entity, and no other corporate or other proceedings on the part of such Selling Entity are necessary to authorise the execution, delivery and performance by such Selling Entity of such Transactions Documents or to complete the transactions contemplated hereby or thereby.

2.3

This Agreement has been, and upon their execution the other Transactions Documents shall have been, duly executed and delivered by each Selling Entity party thereto, and, assuming due authorisation and delivery by the Purchaser and, if applicable, its Affiliates, this Agreement constitutes, and assuming due authorisation and delivery by the other parties thereto, upon their execution the other Transactions Documents shall constitute, a valid and binding obligation of such Selling Entity, enforceable against such Selling Entity, in accordance with their respective terms, except (i) as enforceability may be limited by bankruptcy, insolvency, reorganisation, moratorium and other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (ii) that specific performance may not be available (collectively, the “Enforceability Exceptions”).

3.	TITLE TO TRANSFERRED SHARES

3.1

Schedule 1 sets out, as at the date of this Agreement, the jurisdiction of incorporation or legal organisation of the Transferred Entities and the current unrestricted legal, beneficial and undisputed owner of, and the percentage owned thereby of, the authorised and issued share capital of each of the Transferred Entities, and is true and accurate in all respects. Except as set out in Schedule 1, there are no other authorised, issued or outstanding shares of the Transferred Entities.

3.2

The Transferred Shares have been duly authorised and validly issued are fully paid and non-assessable, are free and clear of any Encumbrances as at the Main Completion Date and no further contribution obligations exist. Other than this Agreement, no Transferred Entity is a party to or subject to any contract or obligation wherein any third-party has, or will have, a right, option or warrant to purchase or acquire any rights in any shares in the capital of such Transferred Entity.

3.3

None of the issued Transferred Shares was allotted or issued in breach of any pre-emption rights, rights of first offer, rights of first refusal or similar rights. Each Share Selling Affiliate is the registered and beneficial owner of, and has good and valid title to, the Transferred Shares that it owns.

3.4

Other than this Agreement, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, sale, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, sale, transfer, redemption or repayment of, any shares in the capital of any Transferred Entity (including an option or right of pre-emption or conversion). There are no stock appreciation, phantom stock, profit participation or similar rights with respect to the Transferred Shares.

3.5

No Transferred Entity, directly or indirectly, owns, legally or beneficially, any shares of capital stock or other equity interests of any other Person (other than, in each case, other Transferred Entities as set out in Schedule 1).

3.6	No Transferred Entity has any option, warrant, call or right to purchase or acquire any rights in any shares of capital stock or other equity interests of any other Person.

3.7	No Transferred Entity has violated any legal ban on financial assistance for the acquisition of the Transferred Shares.

4.	NO CONFLICT; GOVERNMENTAL AUTHORISATIONS

4.1

The execution and delivery by each Selling Entity of the Transactions Documents to which it is a party and the completion by such Selling Entity of the transactions contemplated hereby and thereby do not and will not, as applicable, (i) breach in any material respect any constitutional documents of such Selling Entity or any Transferred Entity, (ii) breach or result in a breach of, in any material respect, or constitute a default by (or create an event which would constitute a default by) such Selling Entity or any Transferred Entity, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under any Material Transferred Contract or lease with respect to any Transferred Property, (iii) result in the creation of any Encumbrance (except for Permitted Encumbrances) upon a Transferred Entity or any Transferred Assets or (iv) subject to the matters described in paragraph 4.2 of this Schedule 7, breach or result in a breach in any material respect of any Governmental Order or Law applicable to a Transferred Entity or any of the Transferred Assets.

4.2	Other than the Antitrust Filings, no material consent of, or material registration, declaration, notice or filing with, any Governmental Entity is required to be obtained or made by any

Selling Entity or Transferred Entity in connection with the execution, delivery and performance of the Transactions Documents to which it is a party or the completion of the transactions contemplated hereby and thereby.

5.	FINANCIAL STATEMENTS

5.1

The amounts included in the Financial Statements are derived from the books and records of the Business (except as may be indicated in the notes thereto), which are kept in the Ordinary Course of Business and in accordance with the Seller’s accounting policies and practices. The Financial Statements have been prepared in accordance with GAAP consistent with past practice, and give a true and fair view of the financial condition of the Business as of at the dates to which they were prepared.

5.2

The Business maintains a standard system of accounting established and administered in accordance with GAAP sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. There are no material weaknesses or significant deficiencies (as such terms are defined in Regulation S-X) in such internal controls likely to adversely affect in any material respect the Business’s ability to record, process, summarize and report financial information. There has not been any fraud, whether or not material, that involves management or other employees of the Business, who have a significant role in the Business’s internal controls over financial reporting.

5.3

The accounts receivable reflected in the Financial Statements on the Balance Sheet Date and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Business involving the sale of goods or the rendering of services in the ordinary course of business; and (b) constitute only valid, undisputed claims of the Business.

5.4

The Business has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except: (a) those which are adequately reflected or reserved against in the Financial Statements as of the Balance Sheet Date; (b) those which have been incurred in the ordinary course of business since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount to the Business, taken as a whole, and none of which relate to breach of contract, breach of warranty, tort, infringement, or violation of law; (c) those which have been incurred in connection with trade payables and other items reflected in the determination of Estimated Completion Working Capital; and (d) obligations under executory contracts entered into in the ordinary course of the business not arising from any breach, tort, infringement, violation of law or delinquency.

6.	EVENTS SINCE THE BALANCE SHEET DATE

Between the Balance Sheet Date and the date hereof, except (i) as required by this Agreement and the other Transactions Documents, (ii) as required by applicable Law, (iii) as otherwise Disclosed or (iv) as Seller reasonably believed necessary in response to the COVID-19 Pandemic, including suspending some or all operations of or related to the Business and otherwise complying with any Law or Governmental Order or any recommendation by a Governmental Entity, each of the Selling Entities and the Transferred Entities has operated the Business in the Ordinary Course of Business in all material respects.

7.	TAXES

7.1

All material Tax Returns that are required to be filed by a Transferred Entity or with respect to the Transferred Assets have been filed (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects and were prepared and filed in material compliance with all applicable Laws.

7.2

All material Taxes of a Transferred Entity or with respect to the Transferred Assets that are due and payable have been paid, except for Taxes being contested in good faith through appropriate proceedings or Taxes and for which adequate reserves have been made on the Financial Statements. The Transferred Entities have withheld and paid all material Taxes required to have been withheld and paid.

7.3	There are no Encumbrances for Taxes upon any Transferred Assets, or any of the assets of any Transferred Entity, except for Permitted Encumbrances.

7.4	No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Transferred Entities or with respect to the Transferred Assets.

7.5	There are no pending Tax Contests and no Tax Contest has been threatened in writing concerning any of the Transferred Entities or with respect to the Transferred Assets.

7.6

The Transferred Entities (i) are not parties to any Tax allocation, Tax indemnity, Tax sharing agreements or affiliated, consolidated, combined, unitary or other group for Tax purposes or similar arrangements that will have continuing effect after the Completion (other than agreements or arrangements the primary subject matter of which is not Taxes) and have no liability for Taxes pursuant to the foregoing (regardless of whether the foregoing will have continuing effect after the Completion) and (ii) do not have liability for any Taxes by reason of secondary or transferee liability.

7.7

None of the Transferred Entities will be required to include in a Post-Completion Tax Period, taxable income attributable to income that accrued in Pre-Completion Tax Period but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a Post-Completion Tax Period any deduction the recognition of which was accelerated from such Post-Completion Tax Period to a Pre-Completion Tax Period) for any reason.

7.8

No Transferred Entities have: (i) filed or been a member of a group filing an affiliated, consolidated, combined, unitary or other group Tax Return that includes (or otherwise reflects the income or operations of) any entity that is not a Transferred Entity, on the one hand, and any Transferred Entity, on the other hand, or (ii) any liability for the Taxes of any Person under any Law, other than a group the common parent of which is Seller, a Subsidiary of Seller or any Share Selling Affiliate.

7.9

Each Transferred Entity required to be registered for Value Added Tax in any jurisdiction is so registered in each applicable jurisdiction and each Transferred Entity has complied with all statutory provisions, rules, regulations, orders and directions in respect of any Value Added Tax, maintains full and accurate records, and has not been subject to any interest, forfeiture, surcharge or penalty or been a member of an affiliated, consolidated or similar group with any other company for purposes of Value Added Tax.

7.10

No written claim has been made by a Taxing Authority and received by a Transferred Entity in a jurisdiction where any Transferred Entity does not file Tax Returns that it is subject to taxation or required to file a Tax Return in that jurisdiction.

7.11	No Transferred Entity has engaged in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4 (or analogous provision of applicable U.S. state, local or non-U.S. law).

7.12	The Transferred Entities have complied in all material respects with applicable transfer pricing Laws.

7.13	The Disclosure Letter lists the U.S. federal income tax classification of each Transferred Entity.

8.	INTELLECTUAL PROPERTY

8.1

The Disclosure Letter contains (1): a list of all active registrations of, and all pending or applications to register any of the following that are included in the Transferred Intellectual Property and the Transferred Entity Intellectual Property: (i) patents and utility models and designs, (ii) trademarks, (iii) copyrights and (iv) domain names and social media accounts (the “Registered IP”), specifying as to each item as applicable, the owner(s) of record (in the case of domain names, the registrant), jurisdiction of application or registration, the application or registration number and the date of application or registration and (2) a list of all material unregistered intellectual property that is included in the Transferred Intellectual Property and the Transferred Entity Intellectual Property. As at the date hereof, (1) each item of Registered IP identified in the Disclosure Letter is subsisting and duly registered in the name of one or more of the Selling Entities or the Transferred Entities, (2) the Selling Entities or the Transferred Entities are the sole owners of all Transferred Intellectual Property and the Transferred Entity Intellectual Property and (3) except as set forth in Schedule 16 of the Disclosure Letter, none of the Selling Entities or the Transferred Entities have received notice of any oppositions made or applications refused in respect of the Registered IP.

8.2

The Selling Entities and the Transferred Entities have, and the Purchaser or its Affiliates will at Completion acquire, good and valid title to the Transferred Intellectual Property and the Transferred Entity Intellectual Property, in all cases, free and clear of any Encumbrances, other than Permitted Encumbrances, Transferred IP Licences and the agreements referred to in paragraph 14.1(j) of this Schedule 7. Each of the Selling Entities and Transferred Entities have used reasonable endeavours to protect and maintain all material Transferred Intellectual Property and the Transferred Entity Intellectual Property, including to preserve the confidentiality of any trade secrets.

8.3

The Selling Entities and Transferred Entities have with regard to the Transferred Intellectual Property and the Transferred Entity Intellectual Property complied with the applicable legislation on Intellectual Property, in particular, with the German Act on Employee Inventions and have made all due payments to employees or other Persons that are entitled to a remuneration under the applicable legislation on Intellectual Property and, in particular, German Act on Employee Inventions.

8.4

So far as the Seller is aware, (i) all trademarks set out in Schedule 2 of the Disclosure Letter are genuinely used, and have been genuinely used during the 5 (five) years previous to the date hereof (of for any longer period necessary as to prevent their forfeiture due to lack of use) in the territories and for each and any products and services they have been applied for and (ii) all the Assigned Patents have been effectively implemented, so that there are no grounds whereby any party may claim a compulsory licensing thereof and/or whereby these rights may be held as forfeited.

8.5

The conduct of the Business as currently conducted does not materially infringe, misappropriate or otherwise breach the Intellectual Property of another Person. So far as the Seller is aware, no Person is materially infringing, misappropriating or otherwise breaching the Transferred Intellectual Property or the Transferred Entity Intellectual Property.

8.6

None of the Selling Entities and Transferred Entities is a party to any pending or, so far as the Seller is aware, threatened Proceedings or Governmental Order (i) alleging that the operation of the Business, infringes, misappropriates or otherwise breaches the Intellectual

Property of any Person or (ii) challenging the ownership, validity, patentability, enforceability, registrability or use of any Transferred Intellectual Property or the Transferred Entity Intellectual Property.

8.7

The IT Assets operate and perform in all material respects as is necessary for the Business as currently conducted, and so far as Seller is aware, do not contain any material faults, viruses or hardware components designed to permit unauthorized access to or to disable or otherwise harm any computer systems or software. So far as the Seller is aware, there has been no material failure of IT Assets in the past two (2) years which has not been fully resolved and no Person has gained unauthorized access to the IT Assets. The IT Assets are owned by or have been sufficiently licensed under valid license agreements and are adequate and sufficient in all material respects to meet the requirements of the Business as is currently conducted and, so far as the Seller is aware, the IT Assets will operate in a substantially similar manner after the Completion.

8.8

Without limitation to any measure implemented in connection with trade secrets and/or personal data processing, in relation to the IT Assets, the Selling Entities and Transferred Entities have adopted and implemented reasonable cyber security measures, policies and procedures as to prevent or minimize any potential cyber-attack and/or theft, misappropriation or leakage of data (including personal data) and information of, or processed by, the Selling Entities and Transferred Entities.

8.9

In relation to the IT Assets the Selling Entities and Transferred Entities have adopted reasonable disaster recovery equipment and policies and procedures as to prevent a material interruption to the operation of the IT Assets and to minimize the adverse consequences of any such interruption.

9.	LITIGATION

9.1

As at the date of this Agreement, there are no Proceedings pending against or, so far as the Seller is aware, threatened against, any Selling Entity or Transferred Entity relating to the Business or any of the Transferred Assets reasonably likely to result in a Loss in excess of €1,000,000. None of the Selling Entities or Transferred Entities nor any of the Transferred Assets is subject to any Governmental Order and, so far as the Seller is aware, there are no Governmental Orders threatened to be imposed.

9.2

So far as the Seller is aware, no Transferred Entity has sold or provided any product or service which did not comply in all material respects with all laws, regulations, standards and requirements then applicable during the twelve (12) months immediately preceding the date of this Agreement.

10.	COMPLIANCE WITH LAWS AND PERMITS

10.1

The Business has been, since 1 January 2018, conducted at all times in compliance with all Laws and Governmental Orders applicable to the Business in all material respects. None of the Selling Entities or Transferred Entities has received, since 1 January 2018, any written notice of any breach or alleged breach by the Business of any such Law or Governmental Order. Since 1 January 2018, none of the Selling Entities or Transferred Entities has made a notification to any supervisory or regulatory authority in respect of any breach of Laws or Governmental Orders including, without limitation, in respect of a personal data breach in accordance with applicable Laws governing the processing of personal data.

10.2

(i) The Selling Entities, the Transferred Entities and the Transferred Assets have all material Permits that are necessary to conduct the Business as currently conducted and to distribute dividends to their shareholders, (ii) all such material Permits are in full force and effect, (iii) the Business is not being conducted in material breach of such Permits, (iv) none of the

Selling Entities or Transferred Entities is in receipt of any written notification that any Governmental Entity is threatening to revoke any such Permit, (v) all such Permits were lawfully obtained, and (vi) all such Permits are transferrable to the Purchaser.

10.3

The Business has complied with all applicable laws relating to the processing of personal data, including Regulation (EU) 2016/679 and Directives 2002/58/EC and 2009/136/EC (each Directive as implemented into the national laws of EU Member States), or other equivalent laws and regulations in other jurisdictions as well as any applicable provisions, decisions, guidelines and codes of conduct issued by a data protection authority or other Governmental Entity of any jurisdiction, as applicable to the processing of personal data carried out by the Selling Entities or Transferred Entities, and, more in general, to privacy matters (“DP Laws”). In each instance in which the Business has engaged any third party to process personal data on its behalf, it has appointed such third party under a binding agreement which includes all necessary and appropriate data processing language in accordance with applicable DP Laws. During the twelve (12) months immediately preceding the date of this Agreement, no penalties have been applied and notified in writing to the Selling Entities or the Transferred Entities, as applicable, by any Governmental Authority in relation to or as a consequence of any breach of the DP Laws, nor any proceeding has been commenced against any of the Selling Entities or the Transferred Entities, as applicable, in connection with an alleged breach of the DP Laws.

11.	COMPLIANCE, ANTI-CORRUPTION, ANTI-MONEY LAUNDERING, SANCTIONS AND TRADE CONTROLS

Since 1 January 2018 (i) the Business and each of its officers, directors, employees, agents, distributors, and other individuals or entities acting for or on behalf of the Business (collectively, the “Relevant Persons”) have not directly or indirectly breached, any Anti-Corruption Laws or Anti-Money Laundering Laws, and (ii) each of the Business’s officers, directors, employees and the Relevant Persons have not in the course of their actions for, or on behalf of, the Business engaged directly or indirectly in any transactions with Sanctioned Persons, transactions subject to Sanctions or with persons located, organized, or ordinarily resident in a Restricted Country. The Data Room contains, as at date of this Agreement, the anti-bribery and anti-money laundering policies adopted by each of the Transferred Entities organised under the Laws or regulations applicable to the Business.

In addition, the Selling Entities, the Transferred Entities and the Transferred Assets have developed a comprehensive compliance and criminal risk prevention model that complies with the regulatory standards of the countries in which the Business operates. Specifically, (i) in Spain, that model complies with the requirements of article 31 bis of the Spanish Criminal Code, and (ii) in Italy, that model complies with the requirements of Italian Legislative Decree no. 231/2001.

12.	ENVIRONMENTAL MATTERS.

12.1

Each Selling Entity, with respect to the Business, and each of the Transferred Entities is in compliance in all material respects with all, and since 1 January 2018 has not materially breached any, Environmental Laws, except where such breach has been remedied.

12.2

Each Selling Entity, with respect to the Business, and each of the Transferred Entities has obtained and is in compliance in all material respects with all, and since 1 January 2018 has not materially breached any, material Permits required pursuant to Environmental Law to conduct the Business as currently conducted, except where such failure to obtain such Permit or such breach has been remedied.

12.3

None of the Selling Entities nor Transferred Entities has received a written order, complaint or penalty, since 1 January 2018 or which otherwise is pending and unresolved, that alleges with respect to the Business or relating to the Transferred Entities a breach of, or liability under, any Environmental Law reasonably likely to result in a Loss in excess of €1,000,000.

12.4

There is no Proceeding pending or, so far as the Seller is aware, threatened in writing by a third-party against any Selling Entity with respect to the Business or relating to the Transferred Entities or the Transferred Assets alleging a liability in excess of €1,000,000 under any Environmental Law.

12.5

None of the Selling Entities nor any of the Transferred Entities is currently investigating or remediating any liability in excess of €1,000,000 pursuant to Environmental Law concerning any Release of Hazardous Materials by any Selling Entity with respect to the Business or any Transferred Entity.

13.	BENEFIT PLANS

13.1

The Disclosure Letter lists, as at the date of this Agreement, each Benefit Plan in relation to the Business, including the Seller Benefit Plan (collectively, the “Business Benefit Plans”). Save for each Business Benefit Plan, the Seller has no obligations or liabilities (whether current, prospective, contingent or otherwise) to or in respect of a scheme or arrangement for the provision of Relevant Benefits or otherwise to provide Relevant Benefits.

13.2

With respect to each Business Benefit Plan, the Seller has made available to the Purchaser a true and complete copy of such Business Benefit Plan or a written description of such Business Benefit Plan.

13.3

Each Business Benefit Plan has in all material respects been maintained, operated and administered in accordance with the terms of such Business Benefit Plan and in accordance with applicable Law. Each Business Benefit Plan has obtained from the Governmental Entity having jurisdiction with respect to such Business Benefit Plan any required determinations that such Business Benefit Plan is in compliance with the Laws of any such Governmental Entity.

13.4

There are no pending investigations by any Governmental Entity involving any Business Benefit Plan or pending claims (except for individual claims for benefits in the normal operation of such Business Benefit Plan) or proceedings or threatened in writing during the twelve (12) months immediately preceding the date of this Agreement against any Business Benefit Plan.

13.5

None of the Business Employees participate in any Business Benefit Plan that provides them with medical, dental, vision or life insurance coverage beyond termination of service or retirement, other than coverage mandated by Law.

13.6

No Business Employee or officer, and no former Business Employee or officer, of the Seller has any right (whether actual or contingent) to Relevant Benefits arising as a result of a transfer of their employment to the Seller under either the Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended), or the Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended).

13.7

Neither the execution of this Agreement, nor the completion of the transactions contemplated by this Agreement, will result in any payment becoming due to any Business Employee. All contributions and expenses due and payable by the Seller in respect of each Business Benefit Plan have been paid in full.

13.8

Save in relation to the UK DB Plan, the Seller has not been an “associate” of or “connected” with an “employer” (within the meaning of the Pensions Act 2004) of an “occupational pension scheme” which is not a “money purchase scheme” (as such terms are defined in the Pension Schemes Act 1993).

13.9	With respect to the UK DB Plan:

a	The UK DB Plan is a “frozen scheme” as defined in Regulation 2(1) of the Occupational Pension Schemes (Employer Debt) Regulations 2005;

b	none of the Business Employees are accruing benefits in the UK Benefits Plan at the date hereof and none have any right or entitlement to do so;

c	no Transferred Entity participates in or has any liability in respect of the UK DB Plan other than those which are parties to the UK Pensions Documents;

d

the Seller has not been issued with a contribution notice or financial support direction by the Pensions Regulator in accordance with its powers under Sections 38 to 51 of the Pensions Act 2004 and there are no facts or circumstances likely to give rise to the issuance of a contribution notice or financial support direction; and

e	the Transferred Entities which are parties to the UK Pensions Documents will have no further liability in respect of the UK DB Plan on the UK Pensions Documents taking effect.

14.	CONTRACTS

14.1	The Disclosure Letter contains a complete list, as at the date hereof, of each Transferred Contract:

(a)

that has been entered into with any of the top twenty-five (25) suppliers of the Business measured by the total dollar amount of purchases by the Business during the twelve (12)-month period immediately preceding the date of this Agreement;

(b)

that has been entered into with any of the top twenty-five (25) customers of the Business measured by the total dollar amount of sales by the Business during the twelve (12)-month period immediately preceding the date of this Agreement;

(c)

that (i) limits or purports to limit the ability of the Business to compete in any line of business, service or product or within any industry or geographical area, (ii) grants exclusivity to any Person in respect of any product or service, (iii) grants any right of first refusal, right of first offer or similar right to acquire rights or ownership with respect to any service, product or Intellectual Property or (iv) grants “most favoured nation” or similar rights to any Person;

(d)	that expressly creates a partnership or joint venture;

(e)

under which any Selling Entity or any Transferred Entity has an outstanding obligation or liability, including any continuing indemnification obligation and any “earn-out” or similar contingent payment obligation, relating to the acquisition or disposition of any business or entity (whether by merger, sale of stock, sale of assets or otherwise);

(f)	for the purchase of materials, supplies, goods, equipment or services under which payments in excess of €10,000,000 were made by or on behalf of the Business during the calendar year 2020;

(g)	for goods and services provided by the Business under which the amount billed by the Business exceeded €10,000,000 during the financial year 2020;

(h)

relating to indebtedness having an outstanding principal amount, or the making of guarantees or loans by any Selling Entity or any Transferred Entity, in each case, involving amounts in excess of €5,000,000;

(i)	that requires any outstanding capital commitment or capital expenditure by any Selling Entity or any Transferred Entity in respect of the Business of €5,000,000 or more, in the aggregate;

(j)

that is a Transferred IP Licence (excluding (i) any agreement for commercially-available software, and (ii) express or implied licence rights granted to a customer in connection with the sale of products or services of the Business); or

(k)	reflecting a settlement of any threatened or pending action containing continuing obligations or restrictions on the Business or any Transferred Entity.

The Transferred Contracts described above are collectively referred to herein as the “Material Transferred Contracts.”

14.2

The Data Room contains, in all material respects, copies of each of the Material Transferred Contracts, together with any material amendments, modifications or supplements thereto. (i) Each Material Transferred Contract is in full force and effect and is a valid and binding agreement of the Selling Entity or the Transferred Entity party thereto, enforceable against such party thereto in accordance with its terms, subject to the Enforceability Exceptions, (ii) none of the Selling Entities or the Transferred Entities is in breach of any Material Transferred Contract to which it is a party, (iii) none of the Selling Entities or the Transferred Entities has received from any counterparty any written notice of termination or written notice or written claim of breach by such Selling Entity or Transferred Entity under any Material Transferred Contract, (iv) so far as the Seller is aware, no event has occurred that would result in a material breach of any Material Transferred Contract by any Selling Entity or any Transferred Entity (v) there is no renegotiation of, attempt to renegotiate, or outstanding rights to renegotiate any Material Transferred Contract, (vi) none of the Selling Entities or the Transferred Entities is currently obligated to pay penalties, liquidated damages or other additional payment amounts in respect of missed deadlines, inadequate performance or other failures to fulfil its obligations under the terms and conditions of any Material Transferred Contract, and (vii) there are no disputes pending or threatened with respect to any Material Transferred Contract.

14.3	Notwithstanding the foregoing, Warranties contained in clauses 14.1 and 14.2 do not apply to the Transferred Property, which is covered in paragraph 15.

14.4

No indebtedness and no material contract or arrangement is outstanding between any Transferred Entity or the Business and any Selling Entity (or any of its Affiliates), other than (i) on commercial arm’s length terms in the Ordinary Course of Business and in compliance with Law or (ii) other arrangements pursuant to the Ancillary Agreements.

14.5

The Selling Entities have not been awarded with any contracts within the scope of the public sector and have not taken part or are part of any public calls for tender. The Selling Entities have not entered into any other agreements or negotiations with public administrations (local council, regional government, or central government).

15.	PROPERTY

15.1

Other than the Transferred Property, none of the Selling Entities or the Transferred Entities owns any freehold or leasehold property that is used or occupied by the Selling Entities or the Transferred Entities in the operation of the Business as currently conducted and the Transferred Property comprises all of the freehold or leasehold property that is necessary to operate the Business as currently conducted. The Data Room contains a copy of all the ownership titles and leases with respect to the Transferred Property, together with any documentation, amendments, modifications, extensions or supplements thereto. With respect to each piece of leased Transferred Property, (i) a Selling Entity or a Transferred Entity, as applicable, has a valid leasehold interest (or the respective foreign analogous interest) in the subject Transferred Property, (ii) the lease with respect to such Transferred Property is in full force and effect and none of the parties to it has notified its intention to terminate the lease, (iii) neither the relevant Selling Entity or the relevant Transferred Entity, as applicable, nor the landlord under such lease (or the analogous foreign document), is in default thereunder having both parties performed all the economical and contractual obligations required by Law and by contract in connection therewith and (iv) no event has occurred that would result in a material breach by the relevant Selling Entity or the relevant Transferred Entity, as applicable or any of its Affiliates under such lease. With respect to each piece of freehold Transferred Property, a Selling Entity or Transferred Entity, as applicable, has a valid freehold interest (or the respective foreign analogous interest) in the subject Transferred Property by virtue of the ownership titles provided in the Shared Space (i.e., subsoil, land and overhead rights, and suitability for building under current applicable planning regulations), and it is fully entitled to its free disposal, without third-party rights limiting or conditioning said power.

15.2	The relevant Selling Entity or Transferred Entity is solely legally and beneficially entitled to each Transferred Property.

15.3

No Transferred Property is subject to any mortgage or charge, agreement for sale, estate contract, option, right of pre-emption or buy-back rights and, in general, is free of any limitations, restrictions and/or of any in rem or personal third-party rights, expropriation proceeding or similar matter. All urban planning works have been completed and approved, and there are no pending urban development fees or related costs.

15.4

A Selling Entity or a Transferred Entity has in its physical possession free from any lien all of the deeds and documents necessary to prove the title of the relevant company to the Transferred Property.

15.5	In relation to the Transferred Property located in Spain:

(a)

that Transferred Property is registered with the corresponding land registries under the relevant Selling Entities’ or Transferred Entities’ name and duly recorded in the cadastre. The information recorded in the land registry and that recorded in the cadastre matches Transferred Property’s physical characteristics;

(b)

the easement rights registered with the corresponding land registries over the Transferred Property do not affect in any negative manner the operation of the Transferred Property and/or the Business or the owners of the Transferred Property;

(c)

(i) the Transferred Property complies (and has always complied) with all applicable Laws regarding construction, surface area and technical characteristics and safety, particularly the Building Standards Law (Ley de Ordenación de la Edificación) and the Building Code (Código Técnico de la Edificación); and (ii) Transferred Property’s construction works were carried out and completed following the basic and execution plans (proyectos básico y ejecutivo), permits and other technical and occupational risk prevention regulations; and

(d)	is not part of any community of owners, real estate complex or any horizontal division regime or similar.

15.6

The Selling Entities or Transferred Entities, as applicable, are up to date with payments of all Taxes which the Transferred Property is subject to. In particular, all Taxes which the Transferred Property may be liable for, by virtue of affection mechanism regulated in Article 79 of Law 58/2003, of 17 December, on General Taxation or any other Law, as well as the tacit legal mortgage regulated in Article 78 of the same legal text, have been duly paid, without any potential tax contingencies relating to them.

15.7

The current use of each Transferred Property is the permitted or a lawful use under applicable planning (or the respective foreign analogous zoning) legislation and, where applicable, under the terms of acquisition documentation in respect thereof.

15.8	There are no current or threatened Proceedings (including expropriation proceedings) relating to any Transferred Property.

15.9

There is no declaration of contaminated land related to the Transferred Property, and the site on which the Transferred Property is located is not included (either fully or partially) in any state or autonomous region contaminated land inventory. So far as the Seller is aware, there are no dangerous substances or pollutants in Transferred Property’s air, soil, subsoil or underground waters that could lead to the opening of a declaration of contaminated land proceedings under Act 22/2011, of 28 July, on Waste and Contaminated Land, and there is no need to perform cleaning or restoration work. No polluting, or potentially polluting, activity specified in Appendix I of Royal Decree 9/2005, of 14 January, listing potentially land-polluting activities and the criteria and standards for the declaration of contaminated land, has been or is being performed on the Transferred Property, and so far as the Seller is aware, no toxic, harmful, dangerous or radioactive substances have been produced, stored or handled on the Transferred Property. So far as the Seller is aware, there is no asbestos or fiber cement in Transferred Property’s structure or facilities.

15.10

The Transferred Property has not been included in any catalog of items of cultural interest, and there are no archaeological remains or protected historical buildings in Transferred Property’s soil or subsoil.

15.11

The Transferred Property is not located within a first refusal or reversal urban zone, specific regulations, any conservation or nature protection zone, or any public domain zone, and it is not subject to any restrictions or easements due to its proximity to any coastline, other waters, thoroughfare, or aviation control or similar zone.

15.12

The Transferred Property was insured the entire time the Selling Entities or the Transferred Entities, as applicable, have owned it. The Selling Entities or the Transferred Entities, as applicable, are in good standing in respect of any payment of premiums in connection thereof. No notice has been given of any damage to the Transferred Property covered by the relevant insurance policies that has not yet been filed or that was filed and rejected by the insurer/s.

15.13

No Target Entity has any liability (whether actual, contingent or prospective) or obligation in respect of any property whether freehold, commonhold, leasehold, licensed or occupied under an undocumented arrangement in any part of the world (other than in relation to the Transferred Property).

15.14

The Data Room contains a correct and complete list of those properties (the “Shared Spaces”) at which employees or other resources of both the Business and the Seller (or an Affiliate of the Seller) and its respective Subsidiaries will be co-located as at Completion, and with respect to each such Shared Space, as of the date hereof, (i) the employee headcount of the Business located at each Shared Space, or where applicable, the approximate square footage of each Shared Space and the portion of such Shared Space occupied by the Business, (ii) the monthly rental allocation to be paid by the Business following Completion for the continued use of the Shared Space and (iii) whether such Shared Space will be governed by the Transitional Services Agreement following Completion.

16.	TRANSFERRED ASSETS

16.1

The Selling Entities and the Transferred Entities, as applicable, have, and the Purchaser or its Affiliates will at Completion acquire, good and valid title to the Transferred Assets, in all cases, free and clear of any Encumbrances, other than Permitted Encumbrances, except for Transferred Personal Property disposed of, or subject to a lease that has expired or been terminated, in each case in the Ordinary Course of Business since the Balance Sheet Date.

16.2

The buildings, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Business are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

16.3

The Business has good and valid title, free and clear of any Encumbrances, other than Permitted Encumbrances, to all raw materials, work-in process, finished goods inventory, packaging and labels and in-transit inventory (collectively, the “Inventory”) owned by the Company and its Subsidiaries. The Inventory (i) consists of a quality and quantity usable, merchantable and fit for the purpose for which it was purchased or manufactured; (ii) is not damaged or defective; and (iii) is salable in the ordinary course of business, in each case subject to reserves reflected on the face of the Financial Statements as of the Balance Sheet Date, as such reserves may be adjusted for the passage of time to the Completion Date in accordance with GAAP.

17.	SUFFICIENCY OF ASSETS

On the Completion Date, after giving effect to the Pre-Completion Reorganisation, the Transferred Entities and the Transferred Assets, together with the services and other rights that are to be made available pursuant to the Transitional Services Agreement, IP Licence Agreement and other Transactions Documents, collectively constitute, in all material respects, all of the tangible assets, properties and rights (other than Intellectual Property) of the Seller, the Selling Entities and the Transferred Entities that are used by them in connection with the conduct of the Business as conducted as at immediately prior to Completion and as was carried on during the eighteen (18) months immediately preceding the date of this Agreement. With respect to Intellectual Property, the Transferred Intellectual Property, the Transferred Entity Intellectual Property, and the other Intellectual Property rights that are to be made available to the Purchaser pursuant to the IP Licence Agreement and the Ancillary Agreements constitute all of the Intellectual Property required by the Purchaser and its Affiliates to conduct the Business after Completion in substantially the same manner as conducted as at immediately prior to Completion and as was carried on during the eighteen (18) months immediately preceding the date of this Agreement. The Business does not depend in any material respect on the use of assets owned, or facilities and services provided, by any Selling Entity (or any of its Affiliates), which has not been or will not be transferred to the Purchaser at Completion or provided to it pursuant to the Ancillary Agreements.

18.	EMPLOYMENT

18.1

The Disclosure Letter contains complete and correct copies, as at the date of this Agreement, of all Collective Bargaining Agreements and, with respect to the German Transferred Entities and German Business Employees, all reconciliations of interests, all memberships in employer’s associations, a complete list of all employees working in old age part time, a list of all severance payments owed, but not yet paid, by the Selling Entities and the Transferred Entities, as applicable, as at the date of this Agreement resulting from past and or present restructurings.

18.2

Since 1 January 2018, there have been no (i) labour strikes, work stoppages or lockouts (actual or pending) or, so far as the Seller is aware, threatened in writing against any Selling Entity nor Transferred Entity by or on behalf of any Business Employee, or (ii) unfair labour practice charges or complaints (actual or pending) or, so far as the Seller is aware, threatened in writing against any Selling Entity nor Transferred Entity by or on behalf of any Business Employee before any Selling Entity nor Transferred Entity or any applicable Governmental Entity. So far as the Seller is aware, no labour organising campaign seeking to authorise representation of any Business Employee by any labour union is pending or threatened in writing. No German Transferred Entities have been in short time work during past or present restructurings.

18.3

Transferred Entities are, and since inception have been, operated in compliance with all applicable Laws relating to employment, termination of employment and labor matters, including discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as employees, workers, independent contractors, consultants and advisors), wages, pay slips, national minimum wage obligations, working hours, short time work and short time payment, overtime and overtime payments, working during rest days, holiday and holiday pay (including the calculation of holiday pay), pension contributions, termination and severance payments, engaging employees through services providers, collective bargaining, extension orders, civil rights, health and safety, immigration and right to work, work-authorization, privacy issues, fringe benefits, employment practices and the collection and payment of social security withholding or social security Taxes and any similar Tax. The Transferred Entities have complied with the German Employee Leasing Act and all applicable mandatory German laws.

18.4	The credit balances employees working in old age part time are protected against insolvency.

18.5

No Transferred Employee is covered by any golden parachute agreement or clause, in the broadest sense of the term. Likewise, there are no covenants with any Transferred Employee banning post-contractual competition. The Transferred Entities have not committed to granting any employees the right to terminate his or her employment relationship with entitlement to indemnity in the event of transfer of undertakings, change of control or sale of the Business or of a majority stake in the Transferred Entities. The Transferred Entities have not agreed to pay any employee any type of compensation or incentive in the event of transfer of undertakings, change of control or sale of the Business or of a majority stake in the Transferred Entities.

18.6

There are no legal Proceedings nor Governmental Orders relating to any employment, occupational risk prevention or Social Security matters pending against the Business or any of the Transferred Entities.

19.	INSURANCE

19.1

The Business and all its normally insurable assets are, and at all material times have been, covered to their full replacement or reinstatement value by valid insurances containing no special or unusual terms or conditions against all risks against which it is normal or prudent to insure.

19.2

All liabilities of the Business in respect of the business carried on by it including for public, products, and employers’ liability, are, and at all material time have been, fully covered by valid insurances containing no special or unusual terms or conditions.

19.3	All required insurances are, and at all material times have been, purchased to comply with statutory and contractual obligations.

19.4	Current/historical policy limits have not been exhausted or materially reduced.

19.5

The Seller has paid all premiums due and has not done or omitted to do anything the doing or omission of which would make such a policy of insurance void or voidable or would or might result in an increase in the rate of premiums payable under any such policy, and that the Seller has neither received notice of any increase in premium or of change in the terms of cover under any such policies nor the withdrawal (in whole or in part) of cover in respect of any such policies.

19.6

All existing insurance policies providing protection for the benefit of the Business will remain in place between the date of this Agreement and the Completion Date (or be replaced with insurance policies on substantially similar terms with coverage at least equivalent to previous policies).

19.7

All claims in the last 5 years have been disclosed and that it has no knowledge of events or acts that may give rise to a claim and that any knowledge of an occurrence that might give rise to claim has been reported to the carrier in line with required insurer reporting procedures.

19.8

No uninsurable/uninsured damage to assets has occurred prior to closing and that any damage that has occurred is insured against and the Purchaser will have right and access to those proceeds due under the appropriate policies including in relation to any associated business interruption loss.

19.9	There are no circumstances which could cause insurers to refuse indemnity on any outstanding insurance claims.

19.10	There are no outstanding risk improvements required by property insurers which could incur post-Completion capital expenditure.

20.	SUBSIDIES

20.1

The Transferred Entities have not received any public aid or subsidies. The Selling Entities have met all their conditions and obligations with respect to any public aid or subsidies they have received with respect to the Business, and no related sanctioning or reimbursement proceedings are underway or have been brought, and there is no reason for any to be brought against them. These subsidies were granted in accordance with the regulating bases approved under applicable regulations, were published by the competent administrative authority, there being appropriate and sufficient funds, after carrying out the legally established procedure and an audit in the terms provided by Law, and seeking the competent authority’s approval of the cost.

21.	FINDER’S FEE

None of the Selling Entities or the Transferred Entities, as applicable, has incurred any liability that would be an Assumed Liability to any Person for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the Transactions.

SCHEDULE 8

LIMITATION OF LIABILITIES

1.	TIME LIMITATION

1.1

The Seller shall not be liable in respect of any Claim, other than Claims in respect of breach of Fundamental Warranties and any Claims pursuant to clauses 2.1.7, 2.1.8, 2.1.12, 2.1.15, 4.6, 4.7, 11.11.3, 12.2, 12.3.2, 12.5, 12.6, 12.7, 12.8.2, 13.4.4 and 13.5.4 (collectively, the “Continuing Seller Obligations”), unless notice of such Claim is given by the Purchaser on or before the earlier of:

(a)	the date falling twelve (12) months after (and excluding) the Main Completion Date; and

(b)	the date falling thirty (30) days after the date on which the relevant breach becomes known to the Purchaser,

specifying, in such detail as is reasonably available to the Purchaser at the time, the legal and factual basis of the Claim, the evidence on which the Purchaser relies and, if reasonably practicable, the amount likely to be claimed.

1.2

The liability of the Seller shall further cease (if such Claim has not previously been satisfied, settled or withdrawn) if legal Proceedings in respect of any Claim (other than Claims in respect of breach of Fundamental Warranties or Continuing Seller Obligations) have not been commenced within six (6) months of such notice.

1.3

The Seller shall not be liable in respect of any Claim with respect to breach of Fundamental Warranties and Continuing Seller Obligations unless notice of such Claim is given by the Purchaser on or before the date falling sixty (60) days after the date on which the relevant breach becomes known to the Purchaser, specifying, in such detail as is reasonably available to the Purchaser at the time, the legal and factual basis of the Claim, the evidence on which the Purchaser relies and, if reasonably practicable, the amount likely to be claimed; provided, however, that the failure of the Purchaser to timely give such notice shall not relieve the Seller from its obligations hereunder, except if and to the extent that the Seller is actually prejudiced thereby.

1.4

Notwithstanding the foregoing, the Seller shall not be liable in respect of any Claim pursuant to clause 12.7 unless notice of such Claim is given by the Purchaser on or before the date falling sixty (60) days after the expiration of the applicable statute of limitations.

1.5	For the purposes of this paragraph 1, legal proceedings shall not be deemed to have been commenced unless they shall have been properly issued and validly served upon the Seller.

2.	MONETARY LIMITATION

2.1

The aggregate liability of the Seller in respect of any and all (a) Warranty Claims shall be limited to, and shall in no event exceed, €1, and (b) Claims (other than Warranty Claims) shall be limited to, and shall in no event exceed the Final Purchase Price.

2.2

The parties agree that the Purchaser’s sole remedy and right of recovery (if any) in respect of any and all Warranty Claims shall be under the W&I Policy, whether or not such policy of insurance is actually effected by the Purchaser or remains in existence. Any failure by the Purchaser to effect the W&I Policy or to maintain it, or any variation or termination of that policy at any time, shall not operate to increase the liability of any Seller.

3.	[INTENTIONALLY OMITTED]

4.	GENERAL EXCLUSIONS

No liability (whether in contract, tort or otherwise) shall attach to the Seller in respect of any Claim (except that paragraphs 4.2, 4.3 and 4.4 of this Schedule 8 shall not apply to Claims pursuant to clauses 2.1.7, 11.11.3 and 12.7) to the extent that:

4.1	the Claim is based upon a liability which is contingent only, unless and until such contingent liability becomes an actual liability;

4.2

allowance, provision or reserve in respect of the matter giving rise to the Claim shall have been made in the Financial Statements or to the extent that the matter giving rise to the Claim shall have been specifically noted or taken into account in the Financial Statements;

4.3	the Claim occurs or is increased as a result of:

(a)	any change in the accounting principles or practices of the Purchaser introduced or having effect after the date of this Agreement; or

(b)

any change in law or regulation or in its interpretation or administration by the English courts, or any fiscal, monetary or regulatory authority (whether or not having the force of law), in each case, not actually or prospectively in force at the date of this Agreement;

4.4

the loss or damage giving rise to the Claim is recovered by the Purchaser or any of its Affiliates under any policy of insurance or would have been so recoverable but for any change in the terms of insurance since the date of this Agreement; or

4.5

the loss or damage giving rise to the Claim arises from Taxation in any Post-Completion Tax Period; provided that (a) Seller Consolidated Taxes, (b) any Warranty Claims, and (c) Claims related to the Braunstone Business for all Tax periods prior to Completion (as defined in the Braunstone APA) shall not be subject to the limitation set forth in this paragraph 4.5; provided further, for the avoidance of doubt, that Warranty Claims remain subject to the limitation set forth in paragraph 2.1(a); provided further, that any Claims pursuant to clauses 2.1.8 or 12.7.8(iv) of which Purchaser has notified Seller prior to the date falling twenty-four (24) months after (and excluding) the Main Completion Date arising from (i) Taxes properly accrued prior to or simultaneous with Completion but whose payment is deferred until after Completion or (ii) income Taxes or Transfer Taxes of a Transferred Entity directly attributable to an Event that occurred as part of the Pre-Completion Reorganization that are properly included in a Post-Completion Tax Period, will, in each case, be treated as arising in a Pre-Completion Tax Period; provided that Purchaser shall use commercially reasonable efforts to reduce or eliminate any Taxes described in clause (ii) of the previous proviso.

5.	NO DOUBLE RECOVERY

The Purchaser shall not be entitled to recover more than once in respect of the same Loss.

6.	REMEDY BY THE SELLER

No liability will arise and no Claim may be made to the extent that the matter giving rise to such Claim is remedied or is remediable unless within the period of sixty (60) days following the receipt by the Seller of written notice thereof from the Purchaser such matter shall not have been remedied to the reasonable satisfaction of the Purchaser within the period of sixty (60) days following the date of service of such notice.

7.	CONDUCT OF CLAIMS

7.1	This paragraph 7 shall apply in circumstances where:

(a)	any claim is made against the Purchaser or any of its Affiliates which may give rise to a Claim by the Purchaser; or

(b)

the Purchaser or any of its Affiliates is or may be entitled to make recovery from some other person of any sum in respect of any facts or circumstances by reference to which the Purchaser has or may have a Claim; or

(c)

the Seller shall have paid to the Purchaser an amount in respect of a Claim and subsequent to the making of such payment Purchaser or any of its Affiliates becomes or shall become entitled to recover from some other person a sum which is referable to that payment;

provided that to the extent of any inconsistency between the procedures set out in this paragraph 7 and clause 12.7 with respect to any Claims for Taxes, the procedures set out in clause 12.7 shall prevail.

7.2	The Purchaser shall and shall procure that each Transferred Entity shall:

(a)

subject to the Purchaser and any of its relevant Affiliates being indemnified to the reasonable satisfaction of the Purchaser by the Seller against all reasonable Losses which may properly be incurred by reason of such action, promptly and diligently take all such action as the Seller may reasonably request, including the institution of proceedings and the instruction of professional advisers approved by the Seller to act on behalf of any Transferred Entity to avoid, dispute, resist, compromise, defend or appeal against any such claim against Purchaser and its Affiliates as is referred to in paragraph 7.1(a) of Schedule 8, or to make such recovery by the Purchaser and its Affiliates as is referred to in paragraph 7.1(b) or paragraph 7.1(c) of Schedule 8, as the case may be, in each case, in accordance with the reasonable instructions of the Seller to the intent that such action shall be delegated entirely to the Seller; and

(b)	not settle or compromise any liability or claim to which such action is referable without the prior written consent of the Seller; and

(c)	in the case of paragraph 7.1(c) of Schedule 8 only, promptly repay to the Seller an amount equal to the amount so recovered or, if lower, the amount paid by the Seller to the Purchaser.

8.	CORRESPONDING BENEFITS

In calculating the amount of any Claim, there shall be deducted the amount of any present or future advantages or benefits accruing to the Purchaser and its Affiliates or the Transferred Entities that will be realised as a cash benefit in the same accounting period as the occurrence of the Claim or any accounting period beginning in the following two calendar years, including an amount equal to any actual reduction in Tax realized in the year of the Claim obtained or obtainable by Purchaser and its Affiliates or the Transferred Entities, attributable to the fact, event or matter giving rise to such a Claim.

9.	INSURANCE

9.1

The Purchaser shall not make any Claim where any Transferred Entity is insured against any loss or damage arising from the circumstances giving rise to the Claim without first procuring that such Transferred Entity shall make a claim against its insurers for compensation for the loss or damage suffered; and thereafter any Claim shall be limited (in addition to the other limitations on the Seller’s liability referred to in this Agreement) to the amount by which the loss or damage suffered by the Purchaser as a result of Claim shall exceed the compensation paid by the insurers to the Purchaser or such Transferred Entity.

9.2

In the event that the Seller at any time after the date hereof shall wish to take out insurance against its liabilities under this Agreement, the Purchaser undertakes to provide such information as the prospective insurer may reasonably require before effecting such insurance.

9.3

In furtherance of paragraph 9.1 of this Schedule 8 and not by way of limitation, (a) prior to making any Claim with respect to an Excluded Liability or the Continuing Seller Obligation, the Purchaser shall use or procure the use by its Affiliates of reasonable endeavours to seek recovery, at its or their own expense, under the W&I Policy, to the extent coverage for such matters exists thereunder, and (b) to the extent that the Purchaser or any of its Affiliates receives any amount under insurance coverage or other recovery with respect to a matter for which the Purchaser or any of its Affiliates has previously obtained payment in indemnification, the Purchaser shall, promptly after receipt of such insurance proceeds or other recovery, pay and reimburse the Seller for any prior indemnification payment up to the amount of the insurance proceeds or other recovery. For purposes of this paragraph 9.3, the term insurance proceeds shall in all respects include the proceeds received under or pursuant to the W&I Policy.

10.	MITIGATION

The Purchaser will take or procure the taking by its Affiliates of all such reasonable steps and actions as the Seller may reasonably require in order to mitigate any Claim and the Purchaser shall act in accordance with such request. Nothing in this Agreement shall or shall be deemed to relieve the Purchaser of any common law or other duty to mitigate any loss or damage incurred by it.

11.	COMPLETION ADJUSTMENT

The Seller shall not be liable in respect of any Claim to the extent that allowance, provision or reserve for the matter giving rise to the Claim is made in the Completion Adjustment Statement (as may be adjusted pursuant to clause 4).

12.	FRAUD

None of the limitations in this Schedule 8 shall apply to any Claim which arises or is increased, or to the extent to which it arises or is increased, as the consequence of, or which is delayed as a result of, fraud by the Seller.

SCHEDULE 9

PROPERTIES

SCHEDULE 10

UK PENSIONS DOCUMENTS

Documentation to be agreed with the Trustee of the UK DB Plan in order to provide for the discharge of any Transferred Entities currently participating in the UK DB Plan (the “Applicable Transferred Entities”):

	DOCUMENT	PARTIES	DESCRIPTION
A	Deed of Cessation and Flexible Apportionment Arrangement

(1) CARNAUDMETALBOX GROUP UK LIMITED (registered number 02319796) (the “Principal Company”);

(2) CROWN AEROSOLS UK LTD (registered number 00300739) (“Crown Aerosols”);

(3) CROWN PROMOTIONAL PACKAGING UK LIMITED a company incorporated in England and Wales (company number 02398420) whose registered office is at James Street, PO BOX 11, Carlisle, Cumbria, England, CA2 5AY (“Crown Promotional Packaging”)

(4) Seller Affiliate participating in the UK DB (the “Receiving Company”)

(5) THE LAW DEBENTURE PENSION TRUST CORPORATION P.L.C. (registered number 03267461); and

(6) METAL BOX PENSION TRUSTEES LIMITED (registered number 01432360) (the “Trustee”).

Flexible Apportionment Arrangement under Regulation 6E of the Occupational Pension Schemes (Employer Debt) Regulations 2005

Apportions liabilities of each Applicable Transferred Entity (Crown Aerosols and Crown Promotional Packaging) in respect of the UK DB Plan to a Seller Affiliate participating in the UK DB Plan (the “Receiving Company”) such that no employer debt will be triggered under Section 75 of the Pensions Act 1995 on the subsequent triggering of an employment-cessation event by that Applicable Transferred Entity

Also provides:

•   notice of each Applicable Transferred Entity’s triggering of an employment-cessation event and notice of termination of liability to contribute under the UK DB Plan’s Trust Deed and Rules

.

•   discharge of liability in respect of the Applicable Transferred Entity in respect of the UK DB Plan and its cessation as a participating employer under the Deed and Rules of the UK DB Plan.

•   that the UK DB Plan will not be determined in respect of the Applicable Transferred Entities.

SCHEDULE 11

TRANSFERRED IT

SCHEDULE 12

EXCLUDED PERSONAL PROPERTY

SCHEDULE 13

SPECIFIED ITALIAN REFUNDS

SCHEDULE 14

FRENCH EMPLOYEE INFORMATION PROCESS

Part A

(i)	The Seller hereby informs the Purchaser that, under French labour laws,

a

the works councils of the French Transferred Entity and Crown Commercial SAS and Crown Packaging European Division Services SAS will need to be informed and consulted with respect to the contemplated sale of, respectively, the French Transferred Shares (for the French Transferred Entity) and the French Transferred Assets (for Crown Commercial SAS and Crown Packaging European Division Services SAS), as well as with respect to the related transfer of the Business Employees of Crown Commercial SAS and Crown Packaging European Division Services SAS, as well as on the French Pre-Completion Reorganisation and

b

the employees of Crown Commercial SAS and, to the extent applicable, the employees of Crown Packaging European Division Services SAS, will need to be notified of the contemplated sale of the French Transferred Assets (together, the “Consultation Process”).

(ii)

Notwithstanding anything to the contrary in the Agreement, unless and until the Seller (or any relevant Selling Entity) has executed and delivered the French Acceptance Notice (as defined below), the French Transferred Shares and the French Transferred Assets will not be deemed to be transferred pursuant to the Agreement or part of the transactions contemplated by the Agreement.

(iii)

On the terms and subject to the conditions set out in the offer letter executed by the Purchaser in the form provided in Part B to this Schedule 14 (the “French Offer Letter” and the offer set forth therein, the “French Offer”), the Purchaser has offered to acquire the French Transferred Shares and the French Transferred Assets following the Consultation Process described in clause (i) above. Subject to acceptance of the French Offer by the Seller (or any relevant Selling Entity) at its sole option, following completion of the Consultation Process described in clause (i) above, and upon delivery to the Purchaser of the acceptance notice in the form provided in Part C to this Schedule 14 (the “French Acceptance Notice”) and subject to (a) the satisfaction of the conditions in clause 6.1 and (b) the completion of the French Pre-Completion Reorganisation, the French Transferred Shares, the French Transferred Assets and the related Business Employees shall be transferred to the Purchaser on the Main Completion Date and the French Completion shall be consummated in accordance with clause 7.2 as part of the Main Completion.

(iv)

The Seller (1) shall cause the Consultation Process to be initiated and the relevant information notices to be provided to (i) the works council of the French Transferred Entity, Crown Commercial SAS and Crown Packaging European Division Services SAS and (ii) the employees of Crown Commercial SAS and, to the extent applicable, the employees of Crown Packaging European Division Services SAS within 15 Business Days following the date of the Agreement and (2) shall use its reasonable endeavours in accordance with applicable laws to finalise such Consultation Process promptly and diligently. The Seller shall further:

a

keep the Purchaser regularly informed of the progress of such Consultation Process, in particular if it becomes aware of any fact or event which could reasonably result in the Consultation Process not being promptly finalised;

b

promptly (and in any event within 48 hours) after receipt, provide to the Purchaser a copy of all requests for information and specific questions received from the relevant works councils with respect to the contemplated sale of the French Transferred Shares and/or the French Transferred Assets that include any request for information or specific questions relating to the Purchaser or the future of the activities of the Business;

c

obtain the Purchaser’s written consent (such consent not to be unreasonably withheld, conditioned or delayed) prior to submitting to the relevant works councils any document or correspondence with respect to the contemplated sale of the French Transferred Shares and/or the French Transferred Assets and containing (x) information relating to the Purchaser or (y) information with respect to the future of the activities of the Business; and

c	inform the Purchaser of the completion of the Consultation Process as soon as reasonably possible, and at the latest, if applicable, in the French Acceptance Notice.

(v)	The Purchaser shall fully cooperate with the Seller in connection with the Consultation Process to the extent reasonably requested in writing by the Seller.

(vi)

If, as a result of the Consultation Process, changes to the Agreement or further arrangements in connection with the transactions are considered necessary, the Seller and the Purchaser shall negotiate in good faith with respect to such changes (if any) to the Agreement or further arrangements (if any) in connection with such transactions that are appropriate, in accordance with the terms and subject to the conditions set out in the French Offer Letter; provided, that the Seller may make any immaterial changes or further arrangements which are considered necessary without any requirement of negotiation or consent.

(vii)

As soon as reasonably following the completion of the Consultation Process, the Seller shall cause its relevant Affiliates to carry out and complete the French Pre-Completion Reorganisation and keep the Purchaser regularly informed of the progress of the French Pre-Completion Reorganisation, in particular if it becomes aware of any fact or event which could reasonably result in the French Pre-Completion Reorganisation not being promptly finalised.

Part B

FORM OF FRENCH OFFER LETTER

[PURCHASER LETTERHEAD]

Société de Participations CarnaudMetalbox
Crown European Packaging Division Services SAS
Crown Commercial France SAS
Crown European Holdings

Att: [●]
(the “French Sellers”)

[●]

Re: Offer Letter / Option to Sell

Reference is made to our recent discussions relating to the proposed acquisition (the “Transaction”) of (i) 100 % of the issued shares (the “French Transferred Shares”) in the share capital of Crown Emballage France SAS, a French société anonyme, with a share capital of 130,564,800 euros, having its registered office located at 7 rue Emmy Noether, 93400 St Ouen sur Seine (France), and registered with the Trade and Company registry of Bobigny under number 954 200 838 (the “French Transferred Entity”) and (ii) the assets and liabilities primarily pertaining to the 3-piece distribution business and related assets as carried out and owned by Crown Commercial SAS, and (iii) the assets and liabilities primarily pertaining to the activity of Crown Packaging European Division Services SAS of management and other headquarter services rendered to the Business ((ii) and (iii) being together, the “French Transferred Assets”).

Reference is also made to the Share and Asset Purchase Agreement entered into on 8 April 2021 between the Seller, the Purchaser, the German Seller, the German Purchaser and the E&W Purchaser in the context of a global acquisition of assets (including the French Transferred Assets) and shares in affiliates (including in the French Transferred Entity), which final form is attached as Schedule A (the “Main SAPA”).

The Purchaser (the “French Purchaser”) is pleased to enter into an irrevocable commitment to directly or indirectly purchase the French Transferred Shares and the French Transferred Assets, in accordance with the terms and subject to the conditions set out in the Main SAPA, which you may, at your discretion and option, exercise and accept in accordance with the procedures described below (the “Option”).

Capitalised terms used but not defined herein shall have the meanings ascribed to them in the Main SAPA.

1.	Acceptance of the Offer and Exercise of the Option

In accordance with the terms of the Main SAPA and subject to the completion of the Consultation Process (as defined below), our offer may be accepted and as a result, the Option may be exercised at any time on or prior to the Termination Time (as defined below) by a written notice in English jointly signed by the French Sellers substantially in the form attached as Schedule B and sent to the French Purchaser (the “French Acceptance Notice”).

The French Acceptance Notice shall be sent by email, confirmed on the same or following business day with registered post or equivalent process for international courier (such as DHL, Chronopost, FedEx, TNT, UPS) to the French Purchaser as follows: [●], with a copy (which shall not constitute notice) to [●], [●]. The French Acceptance Notice shall be effective upon receipt and shall be deemed to have been received at the time the email above was sent.

2.	Termination Date

This offer and related Option enter into force on the date hereof and shall remain valid until the latest of (i) the occurrence of the Main Completion (as defined in the Main SAPA), (ii) ten (10) Business Days after the date on which the Consultation Process (as defined below) is deemed to have been completed in accordance with Article 3 below, (iii) the Longstop Date (included, 11:59 P.M. London time), or (iv) such later date as the Seller and the Purchaser (each as defined in the Main SAPA) may agree in writing (such latest date being the “Termination Time”).

3.	Employee Consultation

The French Acceptance Notice shall confirm, with respect to the sale of the French Transferred Shares and the French Transferred Assets (and the related transfer of Business Employees), as well as and the French Pre-Completion Reorganisation, (i) the completion, at the level of the French Transferred Entity and of the French Seller of the French Transferred Assets (Crown Commercial SAS and Crown Packaging European Division Services SAS), of the consultation process of the said entities’ respective “Comité social et économique” (the “Works Councils”) and (ii) exclusively with respect to the sale of the French Transferred Assets, the completion, at the level of Crown Commercial SAS and to the extent applicable, at the level of Crown Packaging European Division Services SAS, of the notification process of the employees pursuant to article L. 141-23 and seq. of the French Labour Code (together, the “Consultation Process”), pursuant to the French Labour code, to the French Purchaser.

Société de Participations CarnaudMetalBox shall cause the French Transferred Entity to, and Crown Commercial SAS and Crown Packaging European Division Services SAS shall, initiate the Consultation Process within 15 Business Days from the date hereof and pursue the Consultation Process. Société de Participations CarnaudMetalBox shall cause the French Transferred Entity to, and Crown Commercial SAS and Crown Packaging European Division Services SAS shall, further:

•

keep the French Purchaser regularly informed of the progress of the Consultation Process, in particular if it becomes aware of any fact or event which could reasonably result in the Consultation Process not being promptly finalised;

•

promptly (and in any event within 48 hours) after receipt, provide to the French Purchaser a copy of all requests for information and specific questions received from the Works Councils with respect to the Transaction that include any request for information or specific questions relating to the French Purchaser or the future of the activities of the Business (as defined in the Main SAPA); and

•

obtain the French Purchaser’s written consent (such consent not to be unreasonably withheld, conditioned or delayed) prior to submitting to the Works Councils any document or correspondence with respect to the Transaction and containing (x) information relating to the French Purchaser or (y) information with respect to the future of the activities of the Business (as defined in the Main SAPA).

The French Purchaser will fully cooperate with the French Sellers in connection with the Consultation Process to the extent reasonably requested in writing by the French Sellers.

4.	Financing

The French Purchaser hereby warrants that it has at the date hereof and will retain until the Termination Time sufficient funds to satisfy the required payment of the applicable portion of the Purchase Price.

5.	Transfer of French Transferred Shares and the French Transferred Assets - Amendment of the Main SAPA

Subject to the delivery of the French Acceptance Notice to the French Purchaser, at the French Sellers’ sole option, in accordance with Article 1 above, as well as the completion of the French Pre-Completion Reorganisation, the transfer of the French Transferred Shares and the French Transferred Assets from the French Sellers to the French Purchaser will occur on the Main Completion Date. For the avoidance of doubt, the French Acceptance Notice shall be deemed to be null and void if the Main Completion does not take place pursuant to the terms of the Main SAPA and the French Sellers shall be under no obligation to sell the French Transferred Shares and the French Transferred Assets if the Main Completion does not take place.

If, as a result of the Consultation Process, changes to the Main SAPA or further arrangements in connection with the transactions are considered necessary, we undertake to negotiate in good faith such changes (if any) to the Main SAPA that are appropriate; provided, that the Seller (as defined in the Main SAPA) may make any immaterial changes or further arrangements which are considered necessary without any requirement of negotiation or consent.

6.	Exclusivity

In consideration for our undertakings hereunder, as from the date hereof and until sixty (60) Business Day period expiring after the Termination Time, the French Sellers agree and undertake that they shall not, and shall procure that none of its Affiliates shall, directly or indirectly, except as contemplated under the French Pre-Completion Reorganisation:

a)

pursue, initiate, entertain, solicit or undertake any disposal of (i) the French Transferred Assets, or any material portion of the French Transferred Assets and/or (ii) the French Transferred Shares or of any material portion of the French Transferred Entity’s and/or business, with any person other than the French Purchaser or its Affiliates (an “Alternative Transaction”); and

b)

provide or consent to provide any information with respect to the French Transferred Entity and the French Transferred Assets to any person other than the French Purchaser with a view to an Alternative Transaction.

7.	Confidentiality

Unless otherwise required by applicable law or applicable stock-exchange regulations, the French Purchaser and the French Sellers (the “Parties”) shall not, and shall cause their respective affiliates, representatives and advisors not to make any public communication with respect to this offer letter or disclose the content of this letter without the prior written approval of the other Party. Notwithstanding the foregoing, the Parties acknowledge and approve the disclosure of the existence of this offer letter and its content to the employee representatives of the French Transferred Entity and Crown Commercial SAS in the context of the Consultation Process and to the Parties’ respective professional advisors on a “need-to-know” basis.

Section 11.4 (Public Announcement) of the Main SAPA shall apply to this letter as if such obligations had been set out in full in this letter, mutatis mutandis, with effect on and as of the date hereof.

8.	Nature of undertaking – Specific Performance

The Parties acknowledge that this letter and the resulting Option are definitive and cannot be withdrawn under any circumstance by the French Purchaser until the day after the Termination Time, except by mutual written agreement of the French Purchaser and the French Sellers (it being understood that the French Purchaser may assign its rights and obligations under this offer letter to an Affiliate prior to the Termination Time without the French Sellers’ consent, provided such assignee shall adhere to the terms hereto).

The Parties acknowledge and agree that each would be irreparably damaged if any of the provisions of this offer letter are not performed in accordance with their specific terms and agree that each Party shall be entitled to an injunction to prevent breaches of this offer letter and to enforce this offer letter specifically against the other Party, in addition to any other remedy at law or in equity.

The French Purchaser acknowledges that each of the French Sellers is a Party to this offer letter solely to accept the benefit of the Option as an option, without any undertaking from it to exercise such option.

9.	Miscellaneous

Clauses 16.8 (Notices), 16.12 (Governing Law), and 16.22 (No recourse) of the Main SAPA shall be incorporated herein in full as if the same were in effect on the date hereof and any references therein to “this Agreement” were references to “this offer letter”.

Please acknowledge your receipt of this offer letter, and your acceptance of the benefit of the related Option as an option to require the French Purchaser to purchase the French Transferred Shares and the French Transferred Assets in accordance with the terms hereof, by countersigning this offer letter and returning a copy to us.

[Signature Pages Follow]

Yours faithfully,

[●]
By:
Title:

Acknowledged and agreed on             , 2021.

[●]

Part C

FORM OF FRENCH ACCEPTANCE NOTICE

[FRENCH SELLERS’ LETTERHEAD]

[●]

Att: [●]
(the “French Purchaser”)
[ ]

By email and [DHL, FedEx, TNT, UPS]

CONFIDENTIAL

Object: French Acceptance Notice

Reference is made to the irrevocable commitment submitted by you on [●] April 2021, to the French Sellers to acquire (i) 100 % of the issued shares in the share capital of Crown Emballage France SAS, a French société anonyme, with a share capital of 130,564,800 euros, having its registered office located at 7 rue Emmy Noether, 93400 St Ouen sur Seine (France), and registered with the Trade and Company registry of Bobigny under number 954 200 838 and (ii) the assets and liabilities primarily pertaining to the 3-piece distribution business and related assets as carried out and owned by Crown Commercial SAS, and (iii) the assets and liabilities primarily pertaining to the activity of Crown Packaging European Division Services SAS of management and other headquarter services rendered to the Business.

Capitalised terms used but not otherwise defined herein shall have the meaning ascribed thereto in our offer letter of [●].

We have been informed by the French Transferred Entity, Crown Commercial SAS and Crown Packaging European Division Services SAS that the Consultation Process is now completed and that the French Pre-Completion Reorganisation has been initiated.

Therefore, this letter constitutes the French Acceptance Notice and the French Completion (as defined in the Main SAPA dated 8 April 2021) shall take place on the Main Completion Date.

Yours sincerely,

[●] Represented by: [●] Title: [●]	[●] Represented by: [●] Title: [●]

SCHEDULE 15

DUTCH WORKS COUNCIL APPROVAL MECHANICS

Part A

The Dutch Works Council Approval is deemed to have been obtained if one of the situations described in paragraph (i) or (ii) of this Part A below has occurred in respect of the Dutch Transaction:

(i)	the receipt by the Seller or CROWN Aerosols & Promotional Packaging Nederland B.V. from the Dutch Works Council of:

1.	an unconditional advice permitting the parties to pursue the Dutch Transaction;

2.

an advice regarding the Dutch Transaction with conditions reasonably acceptable to the Seller and, to the extent such conditions may have an impact on the Purchaser after Completion, reasonably acceptable to the Purchaser; or

3.	an unconditional and irrevocable waiver in writing of the right of the Dutch Works Council to render advice with respect to the Dutch Transaction, and

A.

in the cases described in paragraph (i)(1) and (i)(2) of this Part A, the Seller or CROWN Aerosols & Promotional Packaging Nederland B.V. having adopted a resolution in respect of the Dutch Transaction that is compliant with the Dutch Works Council’s advice; or

B.

in the case described in paragraph (i)(3) of this Part A, the Seller or CROWN Aerosols & Promotional Packaging Nederland B.V. having adopted a resolution in respect of the Dutch Transaction that is in line with its proposed resolution for which advice was requested; or

(ii)

to the extent none of the situations described under paragraph (i) of this Part A occur, the adoption of a resolution by the Seller or CROWN Aerosols & Promotional Packaging Nederland B.V. in respect of the Dutch Transaction that deviates from the Dutch Works Council’s advice, and any of the following:

1.	receipt in writing by the Seller or CROWN Aerosols & Promotional Packaging Nederland B.V. from the Dutch Works Council of an unconditional and irrevocable waiver of:

A.	the applicable waiting period in accordance with article 25(6) of the Dutch Works Councils Act; and

B.	its right to initiate legal proceedings pursuant to article 26 of the Dutch Works Councils Act;

2.

expiry of the applicable waiting period pursuant to article 25(6) of the Dutch Works Councils Act without the Dutch Works Council having initiated legal proceedings pursuant to article 26 of the Dutch Works Councils Act; or

3.

following initiation of legal proceedings by the Dutch Works Council pursuant to article 26 of the Dutch Works Councils Act, (i) the Dutch Works Council has unconditionally withdrawn these legal proceedings, or (ii) the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer Hof Amsterdam) having dismissed the appeal of the Dutch Works Council against such resolution (in the sense that no measures obstructing (completion of) the Transaction are imposed) with immediate effect.

Part B

(i)

The Seller shall use its reasonable endeavours to ensure that CROWN Aerosols & Promotional Packaging Nederland B.V. shall as soon as reasonably practicable prepare the request for advice with respect to the Dutch Transaction and shall procure that the request for advice is submitted to the Dutch Works Council within fifteen (15) Business Days after the date of this Agreement.

(ii)	The Seller shall:

1.

provide the Purchaser with the draft request for advice intended to be submitted to the Dutch Works Council. The Purchaser shall comment on the request for advice within three (3) Business Days and the Seller will take into account the comments of the Purchaser that it deems reasonable; and

2.

after the request for advice has been submitted, provide the Purchaser with drafts of any and all documents to be sent to the Dutch Works Council and consult the Purchaser in relation to the conduct of discussions and consultation with, and the provision of documents and information to, the Dutch Works Council; and

3.	inform the Purchaser of the progress of the consultation procedure on a regular basis.

(iii)	The Purchaser shall:

1.

procure that as soon as reasonably practicable after the date of this Agreement, but no later than three (3) Business Days after the date of this Agreement, the Seller receives all information and documentation available within the Purchaser and the Purchaser’s Affiliates that is reasonably necessary to make or supplement the request for advice; and

2.	participate in meetings, phone calls or correspondence that are reasonably requested by the Dutch Works Council to the extent deemed appropriate by the Seller.

(iv)	The Seller and the Purchaser shall:

1.

take any action as may reasonably be required, including negotiating any changes to this Agreement in good faith (bearing in mind the intent and purpose of the terms and conditions set out in this Agreement), if necessary to satisfy the Dutch Completion Condition;

2.	promptly co-operate with and as soon as reasonably practicable provide all information and assistance reasonably required by the Dutch Works Council; and

3.	discuss in good faith to expeditiously resolve any relevant issues raised by the Dutch Works Council.

(v)

To the extent that any arrangements agreed with the Dutch Works Council as part of the reasonable efforts as per paragraph (iv) of this Part B impose significant obligations on the Seller upon or after Completion, such arrangements are always subject to the Seller’s final approval, which approval may not be unreasonably withheld or delayed. To the extent such arrangements impose obligations on the Purchaser post-Completion, such arrangements will always be subject to the Purchaser’s final approval, which approval may not be unreasonably withheld or delayed.

SCHEDULE 16

SHA TERM SHEET

SCHEDULE 17

ROLLOVER LOAN NOTE INSTRUMENT

SCHEDULE 18

EXCLUDED LEGACY SITES

THIS AGREEMENT has been duly executed on the date first stated above.

SIGNED BY:	)	/s/ Timothy J. Donahue
CROWN HOLDINGS, INC.	)	President and CEO
	)	Timothy J. Donahue

SIGNED BY:	)	/s/ John Beardsley
CROWN CORK & SEAL DEUTSCHLAND HOLDINGS GMBH	)	Authorized Officer
	)	John Beardsley

SIGNED BY:	)	/s/ Florian Küppers
KOUTI B.V.	)	Director
	)	Florian Küppers

SIGNED BY:	)	/s/ Florian Almeling
Blitz F21-387 GmbH	)	Director
	)	Florian Almeling

SIGNED BY:	)	/s/ Florian Küppers
MACSCO 20.10 LIMITED	)	Director
	)	Florian Küppers

[Signature Page to Share and Asset Purchase Agreement]